PT Indosat Tbk and Subsidiaries

Interim consolidated financial statements

with Report on Review of Interim Financial Information

As of March 31, 2013 and for the Three-month

Period then Ended

With Comparative Figures for the Three-month

Period Ended March 31, 2012

and as of December 31, 2012 and January 1, 2012 /

December 31, 2011

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

AS OF MARCH 31, 2013 AND FOR THE THREE - MONTH PERIOD THEN ENDED

WITH COMPARATIVE FIGURES FOR THE THREE - MONTH PERIOD ENDED MARCH 31, 2012

AND AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012 / DECEMBER 31, 2011

Table of Contents

Page

Report on Review of Interim Consolidated Financial Information

Interim Consolidated Statement of Financial Position

1 - 4

Interim Consolidated Statement of Comprehensive Income

5 - 6

Interim Consolidated Statement of Changes in Equity

7

Interim Consolidated Statement of Cash Flows

8

Notes to the Interim Consolidated Financial Statements

9 - 142

***************************

This report is originally issued in the Indonesian language.

Report on Review of Interim Financial Information

Report No. RPC-709/PSS/2013/DAU

The Stockholders and the Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the accompanying interim consolidated financial statements of PT Indosat Tbk and its subsidiaries, which comprise the interim consolidated statement of financial position as of March 31, 2013, and the interim consolidated statement of comprehensive income, statement of changes in equity and statement of cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with Indonesian Financial Accounting Standards.  Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", established by the Indonesian Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk. and its subsidiaries as of March 31, 2013, and their consolidated financial performance and their cash flows for the three-month period then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Suherman & Surja

Roy Iman Wirahardja, CPA

Public Accountant Registration No. AP.0699

May 8, 2013

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures, and practices to review such consolidated financial statements are those generally accepted and applied in Indonesia.

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

March 31, 2013

With Comparative Figures as of December 31, 2012 and

January 1, 2012 / December 31, 2011

 (Expressed in millions of rupiah, except share data)

January 1, 2012 /

March 31,

December 31,

December 31,

Notes

2013

2012

2011

ASSETS

CURRENT ASSETS

Cash and cash equivalents

 2d,2n,2s,

4,21,31,37

2,815,822

3,917,236

2,224,206

Accounts receivable

2n

Trade

5,21,37

Related parties - net of

allowance for impairment

of Rp45,780 as of

March 31, 2013,

Rp42,632 as of

December 31, 2012

and Rp47,107 as of

January 1, 2012 /

December 31, 2011

2s,31

695,916

574,650

318,243

Third parties - net of

allowance for impairment

of Rp551,671 as of

March 31, 2013,

Rp521,998 as of

December 31, 2012

and Rp489,544 as of

January 1, 2012 /

December 31, 2011

1,664,313

1,464,069

1,181,853

Others - net of allowance

for impairment  of

Rp19,082 as of

March 31, 2013,

Rp18,748 as of

December 31, 2012 and

Rp16,702 as of

January 1, 2012 /

December 31, 2011

8,37

218,971

22,441

5,660

Inventories - net of allowance

for obsolescence of

Rp27,040 as of

March 31, 2013,

Rp14,613 as of

December 31, 2012

and Rp18,401 as of

January 1, 2012 /

December 31, 2011

2e

51,912

52,556

75,890

Derivative assets

2n,20,21,37

24,781

69,654

159,349

Advances

37,252

36,057

40,485

Prepaid taxes

2p,6

158,172

294,343

30,695

Prepaid frequency fee and licenses

2f

1,186,836

1,528,215

1,353,819

Prepaid expenses - other

2f,2j,2m,2s,

30,31

463,768

335,815

351,833

Other current financial assets - net

2d,2n,2s,7,

21,31,32f,37

13,115

13,382

24,790

Other current assets

2s

4,600

392

742

Total Current Assets

7,335,458

8,308,810

5,767,565

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

March 31, 2013

With Comparative Figures as of December 31, 2012 and

January 1, 2012 / December 31, 2011

 (Expressed in millions of rupiah, except share data)

January 1, 2012 /

March 31,

December 31,

December 31,

Notes

2013

2012

2011

NON-CURRENT ASSETS

Due from related parties - net of

allowance for impairment

of Rp15 as of

March 31, 2013,

December 31, 2012

and January 1, 2012 /

December 31, 2011

2n,2s,21,31,37

  12,260

10,358

10,654

Deferred tax assets - net

2p,16

102,303

100,693

113,812

Property and equipment - net

2h,2i,2j,2l,8,

18,26

41,420,349

41,964,793

43,505,698

Goodwill and other

intangible assets - net

2c,2i,9

1,371,137

1,373,707

1,366,853

Long-term prepaid rentals -

net of current portion

2f,2s,10

,31

778,418

755,237

766,349

Long-term prepaid licenses -

net of current portion

2f,3a

249,567

266,027

331,868

Long-term prepaid pension - net

of current portion

2m,2s,30,31

83,392

88,845

103,181

Long-term advances

2s,11,31

70,110

40,994

161,649

Long-term receivables

16,115

17,959

20,677

Other non-current financial

2d,2n,2s,12,

assets - net

21,31,32f,37

1,586,924

1,543,140

212,270

Other non-current assets - net

2g,2s,13,16,31

796,365

754,498

872,436

Total Non-current Assets

46,486,940

46,916,251

47,465,447

TOTAL ASSETS

53,822,398

55,225,061

53,233,012

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

March 31, 2013

With Comparative Figures as of December 31, 2012 and

January 1, 2012 / December 31, 2011

 (Expressed in millions of rupiah, except share data)

January 1, 2012 /

March 31,

December 31,

December 31,

Notes

2013

2012

2011

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Short-term loan

2n,2s,14,21

31,37

199,609

299,529

1,499,256

Accounts payable - trade

2n,2s,21,31,37

Related parties

44,661

22,650

23,581

Third parties

343,184

209,087

295,477

Procurement payable

2n,2s,15,21,31,37

1,755,571

2,737,850

3,475,862

Taxes payable

2p,16

107,756

95,599

91,206

Accrued expenses

2n,2s,17,21,31,37

1,723,672

1,961,285

1,895,613

Unearned income

2k,32d,32f,32g

1,248,905

1,073,088

1,032,415

Deposits from customers

2n,21,37

41,175

43,825

37,265

Derivative liabilities

2n,20,21,37

78,122

81,241

138,189

Current maturities of:

Loans payable

2n,2s,18,21,31,37

3,086,159

2,669,218

3,300,537

Bonds payable

2n,19,21,37

1,329,921

1,329,175

41,989

Other current financial

liabilities

2j,2n,2s,21,31,32h,37

295,101

289,164

71,828

Other current liabilities

2s,31

208,481

204,040

64,849

Total Current Liabilities

10,462,317

11,015,751

11,968,067

NON-CURRENT LIABILITIES

Due to related parties

2n,2s,21,31,37

47,203

42,789

15,480

Obligations under finance lease

2j,2n,21,32h,37

3,082,837

3,101,910

770,081

Deferred tax liabilities - net

2j,2p,16

1,649,658

1,684,270

1,956,352

Loans payable - net of current

maturities - third parties

2n,2s,18,21,31,37

2,820,681

3,703,822

6,425,779

Bonds payable - net of current

maturities

2n,19,21,37

14,022,707

13,986,507

12,138,353

Employee benefit obligations -

net of current portion

2m,22

975,963

926,224

787,313

Other non - current financial

liabilities

2j,2n,21,31,37

62,925

69,273

107,433

Other non-current liabilities

2s,31,32b

1,258,850

1,299,131

95,054

Total Non-current Liabilities

23,920,824

24,813,926

22,295,845

TOTAL LIABILITIES

34,383,141

35,829,677

34,263,912

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

March 31, 2013

With Comparative Figures as of December 31, 2012 and

January 1, 2012 / December 31, 2011

 (Expressed in millions of rupiah, except share data)

January 1, 2012 /

March 31,

December 31,

December 31,

Notes

2013

2012

2011

EQUITY

EQUITY ATTRIBUTABLE TO

OWNERS OF THE COMPANY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

23

543,393

543,393

543,393

Premium on capital stock

1,546,587

1,546,587

1,546,587

Retained earnings

Appropriated

134,446

134,446

134,446

Unappropriated

2j

15,775,576

15,846,721

15,889,104

Difference in transactions of

equity changes in associated

companies/subsidiaries

2b,2g

404,104

404,104

404,104

Difference in foreign currency

translation

2b

(3,365

)

(3,600

)

(2,326)

Unrealized changes in fair value of

available-for-sale investment

12

473,657

389,718

-

Total Equity Attributable to:

Owners of the Company

18,874,398

18,861,369

18,515,308

Non-controlling interests

2b

564,859

534,015

453,792

TOTAL EQUITY

19,439,257

19,395,384

18,969,100

TOTAL LIABILITIES AND EQUITY

53,822,398

55,225,061

53,233,012

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Three-Month Period Ended March 31, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah, except share data)

Notes

2013

2012

REVENUES

2j,2k,2s,24,31,

34,35,36

Cellular

4,751,339

4,014,533

Multimedia, Data Communication,

Internet (“MIDI”)

32d, 32f

780,257

682,407

Fixed Telecommunications

256,587

224,926

Total Revenues

5,788,183

4,921,866

EXPENSES

2s,31

Cost of services

2j,2k,25,

32k,35

2,407,383

1,886,977

Depreciation and amortization

2h,2j,8,9,36

2,139,684

1,697,635

Personnel

2l,2m,26,

30

409,786

336,216

General and administration

2k,27

171,443

183,505

Marketing

2k

170,383

205,070

Loss on foreign exchange - net

2n,20,5,36

2,840

2,156

Others - net

2j,8,12,13,16,36

(76,613

)

1,986

Net Expenses

5,224,906

4,313,545

OPERATING PROFIT

563,277

608,321

Interest income

2j,2s,31,36

30,572

23,421

Financing cost

2j,2s,14,18,19,

28,31,32d,32f,36

(537,438

)

(483,987

)

Loss on foreign exchange - net

2n,2o,36

(59,013

)

(142,578

)

Loss on change in fair value

of derivatives - net

2n,20,36

(46,811

)

(42,141

)

Other Expenses - Net

(612,690)

(645,285

)

LOSS BEFORE INCOME TAX

(49,413

)

(36,964

)

INCOME TAX BENEFIT (EXPENSE)

2p,16,36

Current

(31,067

)

34,870

Deferred

2u

40,179

2,064

Income Tax Benefit - Net

9,112

36,934

LOSS FOR THE PERIOD

(40,301

)

(30

)

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

Three-Month Period Ended March 31, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah, except share data)

Notes

2013

2012

OTHER COMPREHENSIVE INCOME

Difference in foreign currency translation

2b

(874

)

637

Income tax effect

1,109

(313

)

Unrealized changes in fair value of available-

for-sale

investment

83,939

-

Net

84,174

324

NET COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD

43,873

294

PROFIT (LOSS) FOR THE PERIOD

ATTRIBUTABLE TO:

Owners of  the Company

(71,145

)

(22,626

)

Non-controlling interests

2b

30,844

22,596

Net

(40,301

)

(30

)

OTHER COMPREHENSIVE INCOME -

NET OF TAX ATTRIBUTABLE TO:

 Owners of the Company    84,174   324

Non-controlling interests

2b

-

-

Total

84,174

324

NET COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the Company

13,029

(22,302

)

Non-controlling interests

30,844

22,596

Net

43,873

294

BASIC AND DILUTED LOSS PER SHARE

ATTRIBUTABLE TO OWNERS

OF THE COMPANY

2r,23

(13.09

)

(4.16

)

BASIC AND DILUTED LOSS PER ADS

(50 SHARES PER ADS)

ATTRIBUTABLE TO OWNERS

OF THE COMPANY

2r,23

(654.64

)

(208.19

)

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Three-Month Period Ended March 31, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah)

			Equity Attributable to Owners of the Company
Description	Notes	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Retained Earnings		Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation		Total	Non-controlling Interests	Total Equity
				Appropriated	Unappropriated			Unrealized Changes in Fair Value of Available-for- Sale investment

Balance as of January 1, 2012		543,393	1,546,587	134,446	15,889,104	404,104	(2,326)	-	18,515,308	453,792	18,969,100
Difference in foreign currency translation arising from the translation of
the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro to rupiah - net of applicable income tax expense of Rp225 and Rp88, respectively, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah	2b	-	-	-	-	-	324	-	324	-	324
Profit (loss) for the period		-	-	-	(22,626)	-	-	-	(22,626)	22,596	(30)
Changes in non-controlling interests		-	-	-	-	-	-	-	-	50	50
Balance as of March 31, 2012		543,393	1,546,587	134,446	15,866,478	404,104	(2,002)	-	18,493,006	476,438	18,969,444

Balance as of January 1, 2013		543,393	1,546,587	134,446	15,846,721	404,104	(3,600)	389,718	18,861,369	534,015	19,395,384
Difference in foreign currency translation arising from the translation of
the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro to rupiah - net of applicable income tax benefit of (Rp166) and (Rp65), respectively, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah	2b	-	-	-	-	-	235	-	235	-	235
Unrealized changes in fair value of available-for-sale investment		-	-	-	-	-	-	83,939	83,939	-	83,939
Profit (loss) for the period		-	-	-	(71,145)	-	-	-	(71,145)	30,844	(40,301)
Balance as of March 31, 2013		543,393	1,546,587	134,446	15,775,576	404,104	(3,365)	473,657	18,874,398	564,859	19,439,257

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Three-Month Period Ended March 31, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah)

Notes

2013

2012

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

5,620,441

4,714,088

Refunds of taxes

6

87,198

-

Interest income

31,041

19,918

Cross currency swap contract

20f-i

5,185

-

Settlement from currency forward contracts

20aa-ba

-

82,907

Cash paid to/for:

Authorities, other operators, suppliers and others

(2,569,944

)

(2,369,456)

Financing cost

(634,758

)

(563,020)

Employees

(397,209

)

(333,537)

Income taxes

(23,301

)

(59,351)

Interest rate swap contracts

20j-k

(5,766

)

(6,407)

Settlement from currency forward contracts

20bb-br

(638

)

-

Net Cash Provided by Operating Activities

2,112,249

1,485,142

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property and equipment

8

846

2

Acquisitions of property and equipment

8

(2,610,232

)

(1,391,265)

Acquisitions of intangible assets

9

(1,849

)

(11,222)

Net Cash Used in Investing Activities

(2,611,235

)

(1,402,485

)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long-term loans

18

300,000

200,000

Repayment of long-term loans

18

(804,952

)

(601,410)

Repayment of short-term loans

14

(100,000

)

(200,000)

Proceeds from short-term loan

14

-

200,000

Repayment of bonds payable

19

-

(41,989)

Net Cash Used in Financing Activities

(604,952

)

(443,399

)

Net Foreign Exchange Differences

from Cash and Cash Equivalents

2,524

(3,410

)

NET DECREASE  IN CASH AND CASH EQUIVALENS

(1,101,414

)

(364,152

)

CASH AND CASH EQUIVALENS AT BEGINNING OF PERIOD

3,917,236

2,224,206

CASH AND CASH EQUIVALENS AT END OF PERIOD

4

2,815,822

1,860,054

DETAILS OF CASH AND CASH EQUIVALENTS:

4

Time deposits with original maturities

of three months or less and deposits on call

2,431,260

1,555,432

Cash on hand and in banks

384,562

304,622

Cash and cash equivalents as stated

in the interim consolidated statement

of financial position

2,815,822

1,860,054

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (“BKPM”) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.), as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (“BAPEPAM-LK”) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been approved by, and reported to, the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The amendments relate to, among other matters, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable and definition of conflict of interests.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services, network access point service, internet services, mobile telecommunications networks and fixed telecommunications networks; and

b.

To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services;

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services by the Company), including research, customer services, education and courses (both domestic and overseas); and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services including, but not limited to, electronic transactions and provision of hardware, software, content as well as telecommunications-managed services.

The Company started its commercial operations in 1969.

For the three-month period ended March 31, 2013 and years ended December 31, 2012 and 2011, the Company had performed all main and supporting business activities as stated in its Articles of Association.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications services under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in- principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

The following are operating licenses obtained by the Company and PT Indosat Mega Media, a subsidiary:

License No.	Date Issued	Issuing Body	Period of License	Description
19/KEP/M.KOMINFO/ 02/2006 and 29/KEP/M.KOMINFO/ 03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

504/KEP/M.KOMINFO/ 08/2012	August 31, 2012	MOCIT	Evaluated every 5 years

Amended Indosat’s Mobile Cellular License which allows Indosat to deploy 3rd Generation Partnership Project (3G system) at 900 MHz spectrum band.

The Ministerial Decree replaces Indosat’s previous licenses No.252/KEP/M.KOMINFO/07/2011 and 102/KEP/M.KEMINFO/10/2006.

252/KEP/ M.KOMINFO/07/2011 (previously 102/KEP/M.KOMINFO/ 10/2006)	July 6, 2011	MOCIT	Evaluated every 5 years

Amended operating license for nationwide GSM cellular mobile network (including its basic telephony services and the rights and obligations relating to 3G services), which replaces the previous license No. 102/KEP/M.KOMINFO/10/2006 dated October 11, 2006

181/KEP/M.KOMINFO/ 12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to PT Satelit Palapa Indonesia (“Satelindo”)

(

(*)  As one of the winners in the selection of IMT -2000 cellular providers, the Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 3a) and  radio frequency fee (Note 32i).

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

License No.	Date Issued	Issuing Body	Period of License	Description
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous license No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007
237/KEP/M.KOMINFO/7/2009	July 27, 2009	MOCIT	10 years	Operating license for “Packet Switched” local fixed telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (BWA) (**)
268/KEP/M.KOMINFO/9/2009	September 1, 2009	MOCIT	10 years	Operating license for one additional block (2 x 5 Mhz) of 3G frequency (***)
198/KEP/M.KOMINFO/05/2010	May 27, 2010	MOCIT	Evaluated every 5 years	Amended operating license for nationwide closed fixed communications network (e.g.,VSAT, frame relay, etc.), which replaces the previous license No.KP.69/Thn 2004 given to the Company
311/KEP/M.KOMINFO/8/2010 312/KEP/M.KOMINFO/8/2010 and 313/KEP/M.KOMINFO/8/2010	August 24, 2010	MOCIT	Evaluated every 5 years

Amended operating license for fixed network and basic telephony service which covers the provision of local, national long-distance, and international long-distance telephony services, which replaces the previous license No. KP.203/Thn 2004 given to the Company

(**)

PT Indosat Mega Media was obliged to, among others, pay upfront fee of Rp18,408 (Note 3a) and radio frequency fee (Note 32i).

(***)

The Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 3a) and radio frequency fee (Note 32i).

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of making payments to certain merchants. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

On March 17, 2008, the MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunications Towers. Based on this Decree, the construction of telecommunications towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunications towers is obliged to allow other telecommunications operators to utilize its telecommunications towers without any discrimination. The Decree also mandates that each of the tower contractor, provider and owner be 100% locally owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009 on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunications Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally owned company.

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On September 3, 2010, based on letter No. 12/67/DASP/25 from Bank Indonesia (Central Bank), the Company obtained approval to become a “money remittance provider” to customers in the local and international markets.

On December 13, 2010, based on letter No. 2619/BSN/D3-d3/12/2010 from the Badan Standardisasi Nasional (National Standardization Bureau), the Company obtained Issuer Identification Number (IIN) on its applications for “Indosat m-wallet” and “money remittance”. On March 23, 2011, the President of the Republic of Indonesia issued Regulation or Peraturan Pemerintah (“PP”) No. 3 year 2011 regarding money remittance. This regulation becomes the operational guidance for the Company as a “money remittance provider”.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 2 regional offices located in Jakarta and Medan.

Qatar Telecom QSC, Qatar (“Qatar Telecom”) is the ultimate parent company of the Company and subsidiaries. The immediate parent company of the Group is Ooredoo Asia Pte. Ltd. (previously Qatar Telecom (Qtel Asia) Pte. Ltd.), Singapore.

b.

Company’s Public Offerings

On September 23, 1994, the Company obtained the effective statement from the Capital Market Supervisory Agency (“BAPEPAM”) to conduct the initial public offering in the Jakarta Stock Exchange through BAPEPAM Letter No S-1656/PM/1994 and in the New York Stock Exchange of its 362,425,000 B shares, consisting of 22,510,870 American Depositary Shares (ADS, each representing 10 B Shares) and 103,550,000 B shares from the divestment of the B shares owned by the Government. The Company’s B shares and ADS have been registered in the Indonesia Stock Exchange (new entity after the merger of the Jakarta Stock Exchange and the Surabaya Stock Exchange in November 2007) and New York Stock Exchange since October 19, 1994.

Based on a resolution at the Company’s Extraordinary General Meeting held on March 8, 2004, the stockholders approved to split the nominal value of the Company’s B shares from Rp500 to Rp100 resulting in the increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares.

During the period August 1, 2004 to December 31, 2006, the Company had issued additional 256,433,500 B shares in connection with the exercise of its Employee Stock Option Program (“ESOP”) Phase I and II. The ESOP program was approved in the Company’s Stockholders’ Annual General Meeting held on June 26, 2003.

1.

GENERAL (continued)

a.

Company’s Public Offerings (continued)

As of March 31, 2013, the outstanding bonds issued to the public by the Company and a subsidiary are as follows:

Bond (Note 19)	Effective Date	Registered with and Traded on:
1. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
2. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
3. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
4. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
5. Seventh Indosat Bonds in Year 2009 with Fixed Rates	December 8, 2009	Indonesia Stock Exchange
6. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange
7. Guaranteed Notes Due 2020	July 29, 2010	Singapore Exchange Securities Trading Limited
8. Eighth Indosat Bonds in Year 2012	June 27, 2012	Indonesia Stock Exchange
9. Indosat Sukuk Ijarah V in Year 2012	June 27, 2012	Indonesia Stock Exchange

c.

Directors, Commissioners and Audit Committee

Based on resolutions of the Stockholders’ Extraordinary General Meeting and the Stockholders’ Annual General Meetings held on September 17, 2012, May 14, 2012, June 24, 2011 and June 22, 2010 which are notarized under Deeds No. 5 and No. 72 of Aryanti Artisari S.H., M.Kn., and No. 148 and No. 164, respectively, of Aulia Taufani, S.H. (as substitute notary of Sutjipto, S.H.) on the same dates, the composition of the Company’s Board of Commissioners and Board of Directors as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively, is as follows:

	March 31, 2013 and December 31, 2012	January 1, 2012 / December 31, 2011
Board of Commissioners:

President Commissioner	Abdulla Mohammed S.A Al Thani	Abdulla Mohammed S.A Al Thani
Commissioner	Dr. Nasser Mohd. A. Marafih	Dr. Nasser Mohd. A. Marafih
Commissioner	Rachmad Gobel	Rachmad Gobel
Commissioner	Richard Farnsworth Seney*	Richard Farnsworth Seney
Commissioner	Rionald Silaban	Rionald Silaban
Commissioner	Rudiantara*	Alexander Rusli*
Commissioner	Chris Kanter*	Chris Kanter*
Commissioner	Thia Peng Heok George*	Thia Peng Heok George*
Commissioner	Soeprapto*	Soeprapto*
Commissioner	Beny Roelyawan	-

*

Independent Commissioner

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Directors, Commissioners and Audit Committee (continued)

	March 31, 2013 and December 31, 2012	January 1, 2012 / December 31, 2011
Board of Directors:

President Director and Chief Executive Officer	Alexander Rusli	Harry Sasongko Tirtotjondro
Director and Chief Financial Officer	Curt Stefan Carlsson	Curt Stefan Carlsson
Director and Chief Commercial Officer	Frederik Johannes Meijer*	Laszlo Imre Barta
Director and Chief Technology Officer	Hans Christiaan Moritz	Hans Christiaan Moritz
Director and Chief Wholesale and Infrastructure Officer	Fadzri Sentosa	Fadzri Sentosa

*

In the Annual General Shareholders’ Meeting of PT Garuda Indonesia Airlines Tbk (“Garuda Indonesia”) held on April 26, 2013, Mr. Frederik Johannes Meijer was appointed as Commercial Director of Garuda Indonesia by Garuda Indonesia’s shareholders. Mr. Frederik Johannes Meijer submitted his resignation letter to the Group's Board of Commissioners on the same date.

The composition of the Company’s Audit Committee as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, is as follows:

	March 31, 2013 and December 31, 2012	January 1, 2012 / December 31, 2011
Chairman	Thia Peng Heok George	Thia Peng Heok George
Member	Chris Kanter	Chris Kanter
Member	Richard Farnsworth Seney	Soeprapto
Member	Unggul Saut Marupa Tampubolon	Unggul Saut Marupa Tampubolon
Member	Kanaka Puradiredja	Kanaka Puradiredja

The Company and subsidiaries (collectively referred to hereafter as “the Group”) have approximately 4,553, 4,540 and 4,461 employees (unaudited), including non-permanent employees, as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries

As of March 31, 2013, December 31, 2012 and January 31, 2012/ December 31, 2011, the Company has direct and indirect ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations
				Percentage of Ownership (%) March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011
Indosat Palapa Company B.V. (“IPBV”) (1)	Amsterdam	Finance	2010	100.00
Indosat Mentari Company B.V. (“IMBV”) (1)	Amsterdam	Finance	2010	100.00
Indosat Finance Company B.V. (“IFB”)	Amsterdam	Finance	2003	100.00
Indosat International Finance Company B.V. (“IIFB”)	Amsterdam	Finance	2005	100.00
Indosat Singapore Pte. Ltd. (“ISPL”)	Singapore	Telecommunication	2005	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85
PT Interactive Vision Media (“IVM”) (2)	Jakarta	Pay TV	2011	99.83
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	72.54
PT Aplikanusa Lintasarta (“Lintasarta”)	Jakarta	Data Communication	1989	72.36
PT Lintas Media Danawa (“LMD”) (3)	Jakarta	Information and Communication Services	2008	50.65
PT Artajasa Pembayaran Elektronis (“APE”)(3)	Jakarta	Telecommunication	2000	39.80

Total Assets (Before Eliminations)

January 1, 2012 /

March 31,

December 31,

December 31,

Name of Subsidiary

2013

2012

2011

IPBV(1)

6,345,727

6,442,367

6,015,894

IMBV(1)

6,339,457

6,436,524

6,010,359

IFB

21,440

21,963

20,923

IIFB

8,663

8,853

8,688

ISPL

91,240

99,519

78,264

IMM

800,794

813,308

746.404

IVM

(2)

5,510

5,448

5,198

SMT

256,445

250,856

209,651

Lintasarta

2,183,238

2,041,724

1,783,759

LMD(3)

3,590

4,026

5,199

APE(3)

387,505

371,603

258,745

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, and to grant security in respect of their respective obligations or those of their group companies and third parties.

(2)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injections to IVM on March 9 and 30, 2011 totalling Rp4,999. On July 12, 2011, IVM obtained the license to conduct its Pay TV services. However, as of March 31, 2013, IVM has not started its commercial operations.

(3)

Lintasarta has direct 55% and 70% ownership in APE and LMD, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

f.

Approval and Authorization for the Issuance of Interim Consolidated Financial Statements

The issuance of the unaudited interim consolidated financial statements of the Group as of March 31, 2013 and for the three-month period then ended with comparative figures for the three-month period ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011 and was approved and authorized for issuance by the Board of Directors on May 8, 2013, as reviewed and recommended for approval by the Audit Committee.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of Presentation of Interim Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards which comprise the Statements and Interpretations issued by the Financial Accounting Standards Board of the Indonesian Institute of Accountants (“DSAK”) and the Regulations No. VIII.G.7 of the Guidelines on Financial Statement Presentation and Disclosures issued by BAPEPAM-LK and Decision Letter No. KEP-347/BL/2012 of the Chief of the BAPEPAM-LK regarding “Financial Statements Presentation and Disclosure for Issuers or Public Companies”. As disclosed further in the relevant succeeding notes to the interim consolidated financial statements, several amended and new and published accounting standards and interpretations were adopted effective January 1, 2012.

The interim consolidated financial statements are prepared in accordance with Statement of Financial Accounting Standards (“PSAK”) 1 (Revised 2009), “Presentation of Financial Statements”.

The interim consolidated financial statements have been, except for the interim consolidated statement of cash flows, prepared on the accrual basis using the historical cost concept of accounting, except as disclosed in the relevant notes herein.

The interim consolidated statement of cash flows, which has been prepared using the direct method, presents receipts and disbursements of cash and cash equivalents classified into operating, investing and financing activities.

The reporting currency used in the interim consolidated financial statements is the Indonesian rupiah, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation

The interim consolidated financial statements include the accounts of the Company and subsidiaries mentioned in Note 1d, in which the Company maintains (directly or indirectly) equity ownership of more than 50%.

All material intercompany transactions and account balances (including the related significant unrealized gains or losses) have been eliminated.

Subsidiaries are fully consolidated from the date of acquisitions, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. Control is presumed to exist if the Company owns, directly or indirectly through a subsidiary, more than half of the voting power of an entity. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)

power over more than half of the voting rights by virtue of an agreement with other investors;

b)

power to govern the financial and operating policies of the entity under a statute or an agreement;

c)

power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)

power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Non-controlling interests (“NCI”) represent the portion of the profit or loss and net assets of the subsidiaries not attributable, directly or indirectly, to the Company, which are presented in the interim consolidated statement of comprehensive income and under the equity section of the interim consolidated statement of financial position, respectively, separately from the corresponding portion attributable to the equity holders of the parent company.

Losses of a non-wholly owned subsidiary are attributed to the NCI even if the losses create an NCI deficit balance.

In case of loss of control over a subsidiary, the Group:

•

derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•

derecognizes the carrying amount of any NCI;

•

derecognizes the cumulative translation differences, recorded in equity, if any;

•

recognizes the fair value of the consideration received;

•

recognizes the fair value of any investment retained;

•

recognizes any surplus or deficit in profit or loss; and

•

reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition-date fair value and the amount of any NCI in the acquiree. For each business combination, the acquirer measures the NCI in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are directly expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with PSAK 55 (Revised 2006) either in profit or loss or as other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

At acquisition date, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs.

Where goodwill forms part of a CGU and part of the operations within that CGU is disposed of, the goodwill associated with the operations disposed of is included in the carrying amount of the operations when determining the gain or loss on disposal of the operations. Goodwill disposed of in this circumstance is measured based on the relative values of the operations disposed of and the portion of the CGU retained.

d.

Cash and Cash Equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits (including deposits on call) with an original maturities of three months or less at the time of placement.

Time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

Inventories

Inventories, which mainly consist of Subscriber Identification Module (“SIM”) cards, starter packs, wireless broadband modems, cellular handsets and pulse reload vouchers are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In accordance with PSAK 14 (Revised 2008), the Group applies the guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories.

f.

Prepaid Frequency Fee and Licenses and Other Prepaid Expenses

Prepaid frequency fee and licenses and other prepaid expenses, which mainly consist of rentals, insurance and advertising, are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals - Net of Current Portion” and “Long-term Prepaid Licenses - Net of Current Portion”, respectively.

      g.

Investments in Associated Companies

The Group’s investment in its associated company is accounted for using the equity method. An associated company is an entity in which the Group has significant influence. Under the equity method, the cost of investment is increased or decreased by the Group’s share in net earnings or losses of, and dividends received from, the associated company since the date of acquisition.

The interim consolidated statement of comprehensive income reflects the share of the results of operations of the associated company. Where there has been a change recognized directly in the equity of the associated company, the Group recognizes its share of any such changes and discloses this, when applicable, in the interim consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associated company are eliminated to the extent of the Group’s interest in the associated company.

The Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associated company. The Group determines at each reporting date whether there is any objective evidence that the investment in the associated company is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associated company and its carrying value, and recognizes the amount in profit or loss.

h.

Property and Equipment

Effective January 1, 2012, the Group has implemented PSAK 16 (Revised 2011), “Fixed Assets”, which impacts recognition of the assets, the determination of their carrying amounts and the depreciation charges and impairment losses to be recognized in relation to them. The revised PSAK No. 16 also prescribes accounting for land and therefore, it also revoked PSAK No. 47, “Accounting the Land”. ISAK No. 25 which was effective on the same date, provides further guidance related to the treatment of certain landrights in Indonesia and the related costs.

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Property and Equipment (continued)

In accordance with PSAK 16 (Revised 2011), the Group has chosen the cost model for the measurement of its property and equipment. Property and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets, as follows:

Years

Buildings

20 to 40

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 25

Vehicles

3 to 5

Cellular technical equipment

8

Transmission and cross-connection equipment

3 to 15

Fixed Wireless Access (“FWA”) technical equipment

7

Operation and maintenance center and

measurement unit

3 to 5

Fixed access network equipment

3 to 10

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

Landrights, including the legal costs incurred at initial acquisition of landrights, are stated at cost and not amortized. Specific costs associated with the renewal or extension of land titles are deferred and amortized over the legal term of the landrights or economic life of the land, whichever is shorter.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in profit or loss.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair values unless:

(i)

the exchange transaction lacks commercial substance, or

(ii)

the fair value of neither the assets received nor the assets given up can be measured reliably.

The acquired assets are measured this way even if the Group cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up plus cash consideration.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Property and Equipment (continued)

Properties under construction and installation are stated at cost. Effective January 1, 2012, the Group has implemented PSAK 26 (Revised 2011), “Borrowing Costs”. All borrowing costs, which include interest, finance charges in respect of finance leases recognized in accordance with PSAK 30 (Revised 2011) and foreign exchange differences (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Other borrowing costs are recognized as an expense in the period in which they are incurred. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

i.

Impairment of Non-financial Assets

The Group assesses at each annual reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset (i.e., an intangible asset with an indefinite useful life, an intangible asset not yet available for use, or goodwill acquired in a business combination) is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of the asset’s or its CGU’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations, if any, are recognized in profit or loss under expense categories that are consistent with the functions of the impaired assets.

An assessment is made at each annual reporting period as to whether there is any indication that previously recognized impairment losses recognized for an asset other than goodwill may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset other than goodwill is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss. After such a reversal, the depreciation charge on the said asset is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Impairment of Non-financial Assets (continued)

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with PSAK 19 (Revised 2010), software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years and assessed for impairment whenever there is indication of impairment. The Company reviews the amortization period and the amortization method for the software at least at each financial year end. Residual value of software is assumed to be zero.

j.

Leases

Effective January 1, 2012, the Group has retrospectively implemented PSAK 30 (Revised 2011), “Leases”.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee

A finance lease that transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, is capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in financing cost in profit or loss.

A leased asset (presented as part of property and equipment) is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

The current portion of obligations under finance lease is presented as part of Other Current Financial Liabilities.

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Leases (continued)

Sale-and-leaseback transactions

When the Group enters into a sale-and-leaseback transaction, the Group analyzes if the leaseback arrangement meets the criteria of a finance lease or operating lease. Where the classification results in a finance lease, any excess of sales proceeds over the carrying value of the asset sold is deferred and amortized over the lease term. Where the transaction is classified as an operating lease and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately.

k.

Revenue and Expense Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and Value Added Taxes (“VAT”). The following specific recognition criteria must also be met before revenue is recognized:

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network and presented on a gross basis.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as unearned income and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband and modems cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunications and non-telecommunications products, subject to a minimum number of points being obtained. Starting July 29, 2011, the “Poin Plus Plus” program has been replaced with the “Indosat Senyum” program. Both programs have similarity in nature and scheme to redeem the points, except that under the new program, the Company no longer includes the subscription period as a variable item in calculating the points.

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The consideration received at the time of reload and payment by the Company’s prepaid and post-paid subscribers, respectively, is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Cellular (continued)

Dealer Commissions

Consideration in the form of sales discount given by the Company to a dealer is recognized as a reduction of revenue.

If the Company receives, or will receive, an identifiable benefit in exchange for a consideration given by the Company to a dealer, and the fair value of such benefit can be reasonably estimated, the consideration will be recorded as a marketing expense.

Tower Leasing

Revenue from tower leasing classified as an operating lease is recognized on a straight-line basis over the lease term based on the amount stated in the agreement between the Company and the lessee.

MIDI

Internet

Revenues arising from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges, depending on the arrangement with the customers.

Frame Net, World Link and Direct Link

Revenues arising from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided.

Satellite Operating Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunications

International Calls

Revenue from outgoing international call traffic is reported on a gross basis.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, monthly service fees are recognized as the services are provided.

For prepaid subscriber, the activation component of starter package sales is deferred and recognized as revenue over the expected average period life of the customer relationship. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Revenue and Expense Recognition (continued)

Fixed Telecommunications (continued)

Fixed Line

Revenues from fixed line installations are deferred and recognized as revenue over the expected average period of the customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Agency Relationships

Revenues from an agency relationship are recorded based on the gross amount billed to the customer when the Company and subsidiaries act as a principal in the sale of services.

When the Company and subsidiaries act as an agent and earn commission from the suppliers of the services, revenues are recorded based on the net amount retained (the amount paid by the customer less the amount paid to the suppliers).

Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunications carriers are accounted for as operating expenses in the year these are incurred.

Other Expenses

Expenses are recognized when incurred.

l.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

m.

Pension Plan and Employee Benefits

Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation.

Actuarial gains or losses from post-employment benefits are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. The past service costs from post-employment benefits are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, following the introduction of changes to a pension plan, past service costs are recognized immediately.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.

Pension Plan and Employee Benefits (continued)

Actuarial gains or losses and past service costs from other long-term employee benefits are recognized immediately in the interim consolidated statement of comprehensive income within personnel expense.

The Group recognizes gains or losses on the curtailment of a defined benefit plan when the curtailment occurs (when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of the defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits). The gain or loss on curtailment consists of any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

n.

Financial Instruments

Effective January 1, 2012, the Group has applied PSAK 50 (Revised 2010), “Financial Instruments: Presentation”, PSAK 55 (Revised 2011), “Financial Instruments: Recognition and Measurement”, and PSAK 60, “Financial Instruments: Disclosures”.

PSAK 50 (Revised 2010) contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This PSAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments.

PSAK 55 (Revised 2011) establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This PSAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others.

PSAK 60 requires disclosures of significance of financial instruments for financial position and performance, and the nature and extent of risks arising from financial instruments to which the Group is exposed during the year and at the end of the reporting period, and how the entity manages those risks.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n1.

Financial assets

Initial recognition

Financial assets within the scope of PSAK 55 (Revised 2011) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets which are recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, trade and other accounts receivable, due from related parties, derivative assets, and other current and non-current financial assets (quoted and unquoted financial instruments).

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in the interim consolidated statement of financial position at fair value, with changes in fair value recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

The Group’s financial assets classified at fair value through profit or loss consist of derivative assets.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

 Financial Instruments (continued)

n1.

Financial assets (continued)

Subsequent measurement (continued)

•

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are also recognized in profit or loss.

The Group’s cash and cash equivalents, trade and other accounts receivable, due from related parties, other current financial assets, and other non-current financial assets are included in this category.

•

Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group has the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are recognized in profit or loss.

The Group did not have any HTM investments during the three-month period ended March 31, 2013 and the year ended December 31, 2012 and 2011.

•

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized, or determined to be impaired, and is reclassified from other comprehensive income to profit or loss. Interest earned on AFS financial investments is reported as interest income using the EIR method.

The Group has the following investments classified as AFS:

-

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%. These are carried at cost less allowance for impairment.

-

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n2.

Financial liabilities

Initial recognition

Financial liabilities within the scope of PSAK 55 (Revised 2011) are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payable, procurement payable, accrued expenses, deposits from customers, obligations under financial lease, loans and bonds payable, due to related parties, derivative liabilities and other current financial liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by PSAK 55 (Revised 2011). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in profit or loss.

•

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included in financing costs in profit or loss.

Gains or losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n3.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the interim consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

n4.

Fair value of financial instruments

The fair value of financial instruments that are traded in active market at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long position and ask price for short position), without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models.

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company's own credit risk associated with the instrument is taken into account.

n5.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

n6.

Impairment of financial assets

The Group assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n6. Impairment of financial assets (continued)

•

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and the group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a loan or receivable has a variable interest rate, the discount rate for measuring impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in profit or loss.

•

AFS financial assets

In the case of an equity investment classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss - is recycled from other comprehensive income to profit or loss. Impairment loss on equity investment is not reversed through the profit or loss; increase in its fair value after impairment is recognized in other comprehensive income.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n6. Impairment of financial assets (continued)

•

AFS financial assets (continued)

In the case of a debt instrument classified as an AFS financial asset, impairment is assessed based on the same criteria as financial asset carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of the “Interest Income” account in profit or loss. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss.

n7.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

n8.

Derivative financial instruments

The Company enters into and engages in cross currency swaps, interest rate swaps and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments, while providing effective economic hedges of specific interest rate and foreign exchange risks under the Company’s financial risk management objectives and policies, do not meet the criteria for hedge accounting as provided in PSAK 55 (Revised 2011) and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n8.

Derivative financial instruments (continued)

Any gains or losses arising from changes in fair value of derivatives during the period, which are entered into as economic hedges that do not qualify for hedge accounting, are taken directly to profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract in the interim consolidated statement of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented in profit or loss.

o.

Foreign Currency Transactions and Balances

Effective January 1, 2012, the Group has applied PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”, which describes how to include foreign currency transactions and foreign operations in the financial statements of an entity and translate financial statements into a presentation currency. The Group considers the primary indicators and other indicators in determining its functional currency and, if indicators are mixed and the functional currency is not obvious, management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

The interim consolidated financial statements are presented in rupiah, which is the Company’s functional currency and the Group’s presentation currency. Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At interim consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to properties under construction and installation.

The functional currency and presentation currency of IFB and IIFB are in Euro, while IPBV, IMBV and ISP are in U.S. dollar. As at the end of the reporting period, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Company at the spot rate which is the exchange rate prevailing at the end of the reporting period and their statements of comprehensive income are translated at the average exchange rates during the period. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISP are included in other comprehensive income and presented as part of “Difference in Foreign Currency Translation” in the interim consolidated statements of changes in equity.

For March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the foreign exchange rates used (in full amounts) were Rp9,719, Rp9,670 and Rp9,068, respectively, per US$1 which are computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the period / year.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.

Income Tax

Effective January 1, 2012, the Group has applied PSAK 46 (Revised 2010), which requires the Group to account for the current and future tax consequences of the future recovery (settlement) of the carrying amount of assets (liabilities) that are recognized in the interim consolidated statement of financial position, and transactions and other events of the current period which are recognized in the interim consolidated financial statements. The revised PSAK also requires the Group to present interest and penalties for the underpayment / overpayment of income tax, if any, as part of “Income Tax Benefit (Expense) - Current” in the interim consolidated statement of comprehensive income. Prior to January 1, 2012, the Group presented interest and penalties for the underpayment of income tax, if any, as part of “Others - net” under Expenses in profit or loss.

Current tax expense is provided based on the estimated taxable income for the period / year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the financial position date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current operations, except to the extent that they relate to items previously charged or credited to equity.

The difference between the financial statement carrying amounts of existing assets and liabilities, and their respective final tax bases are not recognized as deferred tax assets or liabilities.

The amounts of additional tax principal and penalty imposed through a tax assessment letter (“SKP”) are recognized as income or expense of the current period in the interim consolidated statement of comprehensive income, unless further settlement is submitted. The amounts of tax principal and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

q.

Segment Reporting

Effective January 1, 2011, the Group has applied PSAK 5 (Revised 2009), “Operating Segments”. This revised PSAK requires disclosures that will enable users of financial statements to evaluate the nature and financial effects of business activities in which the entity engages and the economic environments in which it operates.

A segment is a distinguishable component of the Group that is engaged in providing certain products (business segment), which component is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.

Basic Earnings (Loss) per Share/ADS

Effective January 1, 2012, the Group has applied PSAK 56 (Revised 2011), “Earnings per Share”, which prescribes principles for the determination and presentation of earnings (loss) per share.

The amount of basic earnings (loss) per share is computed by dividing profit (loss) for the period attributable to owners of the Company by the weighted-average number of shares outstanding during the period.

The amount of basic earnings (loss) per ADS attributable to owners of the Company is computed by multiplying basic earnings (loss) per share attributable to owners of the Company by 50, which is equal to the number of shares per ADS.

Diluted earnings (loss) per share is computed by dividing profit (loss) for the period attributable to ordinary owners of the Company (after adjusting for the profit or loss effect related to dilutive potential ordinary shares) by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares.

s.

Transactions with Related Parties

The Group has transactions with related parties as defined under PSAK 7 (Revised 2010), “Related Party Disclosures”.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 31.

t.

Concession Financial Assets

The Group constructs or upgrades infrastructure (construction or upgrade services) used to provide public service and operates and maintains that infrastructure (operation services) for a specified period of time. These arrangements may include infrastructure used in a public-to-private service concession arrangement for its entire useful life.

These arrangements are accounted for based on the nature of the consideration. The financial asset model is used when the Group has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction services.

In the financial asset model, the amount due from the grantor meets the definition of a receivable which is measured at fair value. It is subsequently measured at amortized cost. The amount initially recognized plus the cumulative interest on that amount is calculated using the effective interest method.

The consideration received or receivable is allocated by reference to the relative fair values of the services provided, typically a construction component and a service element for operating and maintenance services performed. Revenue from the concession arrangements earned under the financial asset model consists of the (i) fair value of the amount due from the grantor; and (ii) interest income related to the capital investment in the project.

Any asset carried under concession arrangements is derecognized on disposal or when no future economic benefits are expected from its future use or disposal or when the contractual rights to the financial asset expire.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.

Restatement of Interim Consolidated Financial Statements

Effective January 1, 2012, the Group has retrospectively adopted PSAK 30 (Revised 2011), “Leases” - Note 2j, ISAK 16, “Service Concession Arrangements”, and ISAK 22, “Service Concession Arrangements: Disclosures”.

Leases

Prior to January 1, 2012, there was no requirement to separately evaluate lease agreement that contained land and building elements. Accordingly, the Company accounted for the tower lease arrangements as operating leases, as it viewed these as a single package of land and buildings and treated the overall arrangement as a land lease.

Effective January 1, 2012, the Company has applied PSAK 30 (Revised 2011) retrospectively, which requires the Company to assess the classification of land and building elements of tower leasing arrangements separately whether as finance or an operating lease. As a result of the separate assessment made by the Company, taking into consideration comparison of the lease term with the economic life of the assets and comparison of the present value of the minimum lease payments and the fair value of the leased assets, each element might result in different lease classification. Accordingly, the Company determined that the majority of its historical lease transactions, where the Company is the lessee, were finance leases. The main impact of PSAK 30 (Revised 2011) is the recognition of finance lease assets and liabilities on the building element of tower slot leasing arrangements where the Company is the lessee. For the amended lease policy, see Note 2j.

Service Concession

Prior to January 1, 2012, there was no specific guidance on the accounting for service concession arrangement. The Group accounted for this arrangement as an executory contract. The infrastructure assets constructed under this arrangement were accounted for as property and equipment and depreciated over their estimated useful lives.

Effective January 1, 2012, the Group has retrospectively adopted ISAK 16, “Service Concession Arrangements”, and ISAK 22, “Service Concession Arrangements: Disclosures”, to account for its concession contract. Under ISAK 16, revenues relating to construction or upgrade services under a service concession arrangements are recognized based on the stage of completion of the work performed. Operation or service revenue is recognized in the period in which the service is provided. When more than one service is provided in the service concession arrangements, the consideration received is allocated by reference to the relative fair value of the services. The infrastructure assets constructed under this arrangement are not recognized as property and equipment because the contractual arrangement does not convey the right to control the use of the public service infrastructure assets to the Company. In its concession contract, the Company has contractual rights to receive considerations from the grantor. The Company recognizes a financial asset in the interim consolidated statements of financial position, in consideration for the services it provides. Such financial asset is recognized in the interim consolidated statements of financial position as a receivable, for the amount of the fair value of the infrastructure on initial recognition and subsequently at amortized cost. The receivable is settled by means of the grantor’s payments received. The financial income calculated on the basis of the effective interest rate is recognized as interest income.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.

Restatement of Interim Consolidated Financial Statements (continued)

As a result of the retrospective application of PSAK 30 (Revised 2011), “Leases”, ISAK 16 “Service Concession Arrangements” and ISAK 22, “Service Concession Arrangements: Disclosures”, the following adjustments were made retrospectively to the interim consolidated financial statements:

For the three-month period ended March 31, 2012:

March 31, 2012 (Previously Reported)		Adjustments		March 31, 2012 (Restated)
REVENUES Cellular	4,079,811	(65,278)	163,495	4,014,533
MIDI	672,255	10,152		682,407
EXPENSES
Cost of services	1,874,388	12,589		1,886,977
Depreciation and amortization	1,704,179	(6,544)		1,697,635
Marketing	245,176	(40,106)		205,070
Interest income	21,867	1,554		23,421
Financing cost	(469,029)	(14,958)		(483,987)
Others - net	(15,588)	17,574		1,986

INCOME TAX EXPENSE

Deferred	(10,836)	12,900	(15,216)	2,064
PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Non-controlling Interests	22,426	170	(15,216)	22,596

2.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of the assets or liabilities affected in future periods.

a.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the interim consolidated financial statements:

•

Determination of functional currency

The currency of each of the entities under the Group is the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

•

Leases

The Group has various lease agreements whereas the Group acts as a lessor or a lessee in respect of certain property and equipment. The Group evaluates whether significant risks and rewards of ownership of the leased asset are transferred based on PSAK 30 (Revised 2011), “Leases”, which requires the Group to make judgments and estimates of transfer of risks and rewards of ownership of the leased asset.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Leases (continued)

Tower leases

For tower leases, the unit of account is considered at the level of the slot or site space because the lease is dependent on the use of a specific space in the tower where the Company places its equipment.

Licenses

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The Company was obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 32i). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 32i). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership). Accordingly, the Company and IMM recognize the annual radio frequency fee as prepaid operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

•

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Exchange of asset transactions

During 2010 to 2012, the Group entered into several contracts for exchanging of asset for certain of its existing cellular technical equipment with third party supplier. For the exchange of asset transactions, the Group evaluates whether the transactions contain commercial substance based on PSAK 16 (Revised 2011) “Property, Plant, and Equipment”, which requires the Group to make judgments and estimates of the future cash flow and the fair value of the asset received and given up as a result of the transactions. Management considers the exchange of asset transactions to have met the criteria of commercial substance; however, the fair value of neither the asset received nor the asset given up could be measured reliably, hence, their value was measured at the carrying amount of the asset given up plus cash consideration paid.

•

Sale-and-leaseback transactions

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2j. Determining whether a lease transaction is a finance lease or an operating lease is a complex issue and requires substantial judgement as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Careful and considered judgment is required on various complex aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification as a finance lease or operating lease determines whether the leased asset is capitalized and recognized in the interim consolidated statement of financial position. In sale-and-leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the interim consolidated statement of comprehensive income immediately (operating lease).

•

Provision for legal contingency

The Group is currently involved in one significant legal proceeding. Management’s judgment of the probable cost for the resolution of the claim has been developed in consultation with the Company’s  counsels handling the defense in this matter and is based upon their analysis of potential result. Management currently does not believe this proceeding could materially reduce the Company’s revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in their judgment or effectiveness of their strategy relating to this proceeding.

•

Allowance for impairment of receivables

If there is objective evidence that an impairment loss has been incurred in trade receivables, the Group will recognize an allowance for impairment losses related to their trade receivables that are specifically identified as doubtful for collection.

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Allowance for impairment of receivables (continued)

In addition to specific allowance against individually significant receivables, the Group also assesses a collective impairment allowance against credit exposure of their debtors which are grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to debtors.

a.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

•

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in the interim consolidated statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair value. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 21 for further discussion.

•

Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of its property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed at least each financial year end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any period will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group’s property and equipment will increase the recorded operating expenses and decrease non-current assets. An extension in the estimated useful lives of the Group’s property and equipment will decrease the recorded operating expenses and increase non-current assets.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Goodwill and intangible assets

The interim consolidated financial statements reflect acquired businesses after the completion of the respective acquisition. The Company will account for the acquired businesses using the acquisition method starting January 1, 2011 and the purchase method for prior year acquisitions, which methods require extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the interim consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

•

Recoverability of deferred income tax assets

The Group reviews the carrying amounts of deferred tax assets at the end of each reporting period and reduces these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. The Group’s assessment on the recognition of deferred tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Group’s past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of the deferred tax assets to be utilized.

•

Estimating allowance for impairment loss on receivables

The level of a specific allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Group uses judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that they expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

Any collective allowance recognized is based on historical loss experience using various factors such as historical performance of the debtors within the collective group and judgments on the effect of deterioration in the markets in which the debtors operate and identified structural weaknesses or deterioration in the cash flows of debtors.

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist of, among other others, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Group’s assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in its assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

Further details about the assumptions used, including a sensitivity analysis, are given in Note 30.

•

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The recognition of the obligations requires an estimation of the cost to restore/dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•

Revenue recognition

The Group’s revenue recognition policies require making use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

The Company’s agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by the Company. Initial recognition of revenues is based on observed traffic adjusted by the normal experience adjustments, which historically are not material to the interim consolidated statement of comprehensive income. Differences between the amounts initially recognized and the actual settlements are taken up in the account upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

The Group recognizes revenues from installation and activation-related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunications services. The Group estimates the expected average period of customer relationship based on the most recent churn-rate analysis.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Uncertain tax exposure

In certain circumstances, the Group may not be able to determine the exact amount of its current or future tax liabilities due to ongoing investigations by, or discussions with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability, the Group applies similar considerations as it would use in determining the amount of a provision to be recognized in accordance with PSAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”. The Group makes an analysis of all tax positions related to income taxes to determine if a tax liability for uncertain tax benefit should be recognized.

As of March 31, 2013, the Company is subject to tax audit for fiscal year 2011.

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Cash on hand

Rupiah

2,083

1,837

1,465

U.S. dollar (US$15 in 2013 and US$13 in 2011)

143

-

115

2,226

1,837

1,580

Cash in banks

Related parties (Note 31)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

77,664

74,373

45,441

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

3,014

1,279

3,022

PT Bank Pembangunan Daerah DKI Jakarta

2,160

2,996

1,110

PT Bank Pembangunan Daerah Sumatera Selatan

1,623

2,231

-

PT Bank Pembangunan Daerah Nusa Tenggara Timur

1,255

1,234

1,033

PT Bank Pembangunan Daerah Sulawesi Utara

1,037

-

-

PT Bank Pembangunan Daerah Yogyakarta

(“BPD - Yogyakarta”)

640

685

1,473

PT Bank Syariah Mandiri (“Mandiri Syariah”)

601

538

719

PT Bank Pembangunan Daerah Papua

583

293

299

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

104

1,178

1,409

PT Bank Tabungan Negara (Persero) Tbk (“BTN”)

73

1,924

500

PT Bank Pembangunan Daerah Jawa Timur

22

1,326

743

PT Bank Pembangunan Daerah Sumatera Utara

12

12

1,134

Others (each below Rp1,000)

1,261

1,009

2,491

U.S. dollar

Mandiri (US$1,331 in 2013, US$2,746 in 2012 and

US$3,793 in 2011)

12,940

26,557

34,397

Others (US$8 in 2013, US$8 in 2012 and

US$12 in 2011)

73

72

109

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Cash in banks (continued)

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

143,512

159,969

13,247

PT Bank CIMB Niaga Tbk (“CIMB Niaga”)

7,626

17,678

4,828

HSBC

2,871

14,076

2,414

PT Bank Bukopin Tbk (“Bukopin”)

2,163

2,325

1,242

Citibank N.A., Jakarta Branch (“Citibank”)

1,473

3,429

52,768

Others (each below Rp5,000)

5,584

8,838

12,545

U.S. dollar

Citibank N.A., Singapore Branch

(US$4,046 in 2013, US$3,411 in 2012 and

US$5,256 in 2011)

39,324

32,983

47,660

Fortis Bank N.V., The Netherlands (US$3,624 in 2013,

US$5,258 in 2012 and US$6,220 in 2011)

35,226

50,846

56,405

Citibank (US$3,375 in 2013, US$801 in 2012 and

US$790 in 2011)

32,804

7,750

7,164

Bukopin (US$724 in 2013, US$59 in 2012 and

US$78 in 2011)

6,998

569

707

Deutsche Bank AG, Jakarta Branch (“DB”) (US$73 in 2013,

US$728 in 2012 and US$305 in 2011)

711

7,042

2,763

CIMB Niaga (US$69 in 2013, US$25 in 2012 and

US$697 in 2011)

673

243

6,323

HSBC (US$22 in 2013, US$14 in 2012 and

US$151 in 2011)

209

132

1,369

Others (US$11 in 2013, US$36 in 2012 and

US$9 in 2011)

100

345

84

382,336

421,932

303,399

Time deposits and deposits on call

Related parties (Note 31)

Rupiah

Mandiri

181,582

198,800

245,820

BTN

137,438

169,372

180,400

BNI

134,105

138,320

143,720

BRI

90,000

71,500

145,000

PT Bank BRI Syariah

45,500

47,500

7,500

Mandiri Syariah

34,000

34,000

35,000

PT Bank Pembangunan Daerah Jawa Barat and

Banten Tbk (“BPD - Jawa Barat”)

28,500

34,850

24,850

BPD - Yogyakarta

1,000

1,000

1,000

Others

41,000

20,000

-

U.S. dollar

Mandiri (US$2,401 in 2013, US$2,701 in 2012 and

US$3,040 in 2011)

23,336

26,119

27,566

BRI (US$60,000 in 2012 and US$5,000 in 2011)

-

580,200

45,340

PT Bank QNB Kesawan Tbk (US$10,000)

-

96,700

-

Mandiri Syariah (US$3,000)

-

-

27,204

BPD - Jawa Barat (US$75)

-

-

680

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Time deposits and deposits on call (continued)

Third parties

Rupiah

PT Bank Syariah Muamalat Indonesia Tbk

 (“Muamalat”)

99,800

96,800

249,894

Bukopin

87,000

88,500

27,500

PT Bank Tabungan Pensiunan Nasional Tbk

76,000

82,500

34,500

Permata Syariah

50,000

-

-

DB

49,887

42,485

79,354

PT Bank Saudara Tbk

(previously PT Bank Himpunan Saudara 1906 Tbk)

48,000

48,000

32,100

PT Bank Mega Syariah

34,500

25,500

17,750

CIMB Niaga (including CIMB Niaga Syariah)

24,000

4,000

55,000

BII (including BII Syariah)

13,500

13,500

12,500

PT Bank ICB Bumiputera Tbk

11,500

11,500

9,500

PT Bank ANZ Indonesia

10,000

-

-

PT Bank Mega Tbk

5,250

27,250

5,000

Citibank

3,875

50,000

-

PT Bank Danamon Indonesia Tbk

2,000

2,000

33,000

BCA

-

-

200,000

PT Bank DBS Indonesia (”DBS”)

-

-

50,000

Others (each below Rp5,000)

1,100

2,100

3,100

U.S. dollar

CIMB Niaga (US$32,500 in 2013 and

US$50,000 in 2012)

315,868

483,500

-

DBS (US$30,000 in 2013 and

US$55,000 in 2012)

291,570

531,850

-

DB (US$26,413 in 2013, US$19,752 in 2012 and

US$17,917 in 2011)

256,713

191,005

162,473

PT Bank UOB Buana Indonesia (US$15,000 in

2013 and 2012)

145,785

            145,050

-

Permata Syariah (US$15,000 in 2013 and 2012)

145,785

145,050

-

Fortis Bank N.V., The Netherlands

(USD$4,390 in 2013

and US$3,790 in 2012)

42,666

36,166

-

Standard Chartered (“Standchart”) (US$5,000)

-

48,350

-

Muamalat (US$7,000)

-

-

63,476

2,431,260

3,493,467

1,919,227

Total

2,815,822

3,917,236

2,224,206

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.00% to 8.25% in 2013, from 2.00% to 9.50% in 2012 and from 2.50% to 9.75% in 2011, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.05% to 3.00% in 2013, from 0.01% to 3.00% in 2012 and from 0.01% to 2.75% in 2011.

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Related parties (Note 31)

Telkom (including US$159 in 2013, US$436

in 2012 and US$51 in 2011)

76,782

73,835

19,977

Others (including US$9,156 in 2013, US$7,318

in 2012 and US$8,085 in 2011)

664,914

543,447

345,373

Sub-total

741,696

          617,282

365,350

Less allowance for impairment

45,780

42,632

47,107

Net

695,916

           574,650

318,243

Third parties

Local companies (including US$26,517 in 2013,

US$24,583 in 2012 and US$16,593 in 2011)

1,014,228

902,013

791,178

Overseas international carriers (US$88,795 in 2013,

US$79,275 in 2012 and US$66,532 in 2011)

863,001

766,070

603,309

Post-paid subscribers from:

Cellular

312,113

297,721

254,565

Fixed telecommunications

26,642

20,263

22,345

Sub-total

2,215,984

1,986,067

1,671,397

Less allowance for impairment

551,671

521,998

489,544

Net

1,664,313

1,464,069

1,181,853

Total

2,360,229

2,038,719

1,500,096

The aging schedule of the accounts receivable - trade is as follows:

       January 1, 2012 /

March 31,

December 31,

December 31,

  2013

2012

2011

Number of

Percentage

   Percentage

  Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

515,020

69.44

  477,272

77.32

257,348

70.44

7 - 12 months

53,151

7.17

52,246

8.46

35,252

9.65

13 - 24 months

69,505

9.37

30,390

4.92

64,498

17.65

Over 24 months

104,020

14.02

57,374

9.30

8,252

2.26

Total

741,696

100.00

617,282

100.00

365,350

100.00

Third parties

0 - 6 months

800,302

36.11

1,036,438

52.19

945,410

56.56

7 - 12 months

401,864

18.13

235,844

11.87

208,218

12.46

13 - 24 months

454,266

20.50

259,715

13.08

255,648

15.30

Over 24 months

559,552

25.26

454,070

22.86

262,121

15.68

Total

2,215,984

100.00

1,986,067

100.00

1,671,397

100.00

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The changes in the allowance for impairment of accounts receivable - trade are as follows:

Related

Third

Total

Parties

Parties

March 31, 2013 (Three Months)

Balance at beginning of period

564,630

42,632

521,998

Provision - net (Note 27)

30,788

2,974

27,814

Net effect of foreign exchange adjustment

2,033

174

1,859

Balance at end of period

597,451

45,780

551,671

Individual impairment

212,388

40,197

172,191

Collective impairment

385,063

5,583

379,480

Total

597,451

45,780

551,671

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

320,064

107,082

212,982

December 31, 2012 (One Year)

Balance at beginning of year

536,651

47,107

489,544

Provision (reversal) - net

56,163

(6,567

)

62,730

Net effect of foreign exchange adjustment

7,802

2,092

5,710

Write - offs

(35,986

)

-

(35,986)

Balance at end of year

564,630

42,632

521,998

Individual impairment

208,208

37,852

170,356

Collective impairment

356,422

4,780

351,642

Total

564,630

42,632

521,998

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

341,363

111,124

230,239

January 1, 2012 / December 31, 2011 (One Year)

Balance at beginning of year

496,110

47,640

448,470

Provision (reversal) - net

41,051

(1,509

)

42,560

Net effect of foreign exchange adjustment

105

976

(871)

Write-offs

(615

)

-

(615)

Balance at end of year

536,651

47,107

489,544

Individual impairment

189,486

44,086

145,400

Collective impairment

347,165

3,021

344,144

Total

536,651

47,107

489,544

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

309,556

117,572

191,984

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Loss on Foreign Exchange - Net”.

There are no significant concentrations of credit risk.

Management believes the established allowance is sufficient to cover impairment losses from uncollectible accounts receivable.

6.

PREPAID TAXES

This account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Claims for tax refund

80,018

167,216

-

VAT - net

70,282

124,642

29,677

Others

7,872

2,485

1,018

Total

             158,172

294,343

30,695

On September 17, 2010, the Company received Tax Collection Letters (“STPs”) from the Directorate General of Taxation (“DGT”) for the underpayment of the Company’s 2008 and 2009 article 26 tax totalling Rp80,018 (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding these STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs which was performed through an offset against the approved tax refund received on the Company’s corporate income tax for the fiscal year 2005 amounting to Rp38,155. On January 7, 2011, the Company paid the remaining amount of Rp41,863 on the underpayment of the Company’s 2008 and 2009 income tax article 26. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. On July 30, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s appeal to the cancellation of the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). On September 11, 2012, the Company submitted a request of restitution to the Tax Office to transfer the tax overpayment related to these STPs. On December 26, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated July 30, 2012 for the underpayment of the Company’s 2008 and 2009 article 26 tax. On February 6, 2013, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of May 8, 2013, the restitution has not yet been received.

On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 article 26 tax. On November 6, 2012, the Company received the Decision Letter from the Tax Court accepting the Company’s appeal on Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp87,198, which is lower than the amount recognized by the Company in its financial statements. The Company accepted the corrections amounting to Rp4,655, which was charged to current operations as part of “Expenses - Others - Net”. On January 28, 2013, the Company received the restitution.

7.

OTHER CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Short-term investments

25,395

            25,395

25,395

Less allowance for impairment

25,395

            25,395

25,395

Net

-

-

-

Restricted cash and cash equivalents (including

US$677 in 2013, US$231 in 2012 and

US$168 in 2011)

6,054

5,483

18,830

Others (including US$136 in 2013, US$257 in 2012

and US$10 in 2011)

7,061

7,899

5,960

Total

13,115

13,382

24,790

8.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

      March 31, 2013 (Three Months)

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Derecognitions

Reclassifications

of Period

Cost

Direct ownership

Landrights

545,499

1,531

-

-

547,030

Buildings

871,174

1,115

-

-

872,289

Information technology equipment

3,649,793

-

                           (5,105)

190,614

3,835,302

Office equipment

1,213,413

6,487

(4,340)

14

1,215,574

Building and leasehold

 improvements

10,413,096

-

-

130,481

10,543,577

Vehicles

22,637

-

(1,521)

-

21,116

Cellular technical equipment

39,953,889

57,069

(146,330)

861,168

40,725,796

Transmission and cross-

connection equipment

21,164,810

38,122

(197,438)

247,651

21,253,145

FWA technical equipment

1,345,306

-

-

-

1,345,306

Operation and maintenance

center and measurement unit

1,478,308

-

-

3,499

1,481,807

Fixed access network

equipment

1,190,936

-

-

-

1,190,936

Properties under

construction and

installation

2,966,461

1,648,257

-

(1,433,427)

3,181,291

Assets under finance lease

Building and leasehold

 Improvements (Note 2j)

3,551,653

36,706

-

-

3,588,359

Information technology equipment

50,670

-

-

-

50,670

Total

88,417,645

1,789,287

(354,734)

-

89,852,198

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

      March 31, 2013 (Three Months)

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Derecognitions

Reclassifications

of Period

Accumulated Depreciation

Direct ownership

           Buildings

365,694

4,394

-

-

370,088

Information technology

equipment

3,039,529

86,462

(5,105)

-

3,120,886

Office equipment

977,644

10,369

(4,340)

-

983,673

Building and leasehold

improvements

5,296,960

199,993

-

-

5,496,953

Vehicles

19,154

351

(1,347)

-

18,158

Cellular technical equipment

21,851,774

1,195,319

(89,261)

-

22,957,832

Transmission and cross-

connection equipment

11,231,139

475,780

(56,215)

-

11,650,704

FWA technical equipment

931,908

37,925

-

-

969,833

Operation and maintenance

center and measurement unit

1,301,739

17,633

-

-

1,319,372

Fixed access network equipment

975,151

14,267

-

-

989,418

Assets under finance lease

Building and leasehold

Improvements (Note 2j)

363,549

92,772

-

-

456,321

Total

46,354,241

2,135,265

(156,268)

-

48,333,238

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

41,964,793

41,420,349

      December 31, 2012 (One Year)

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Cost

Direct ownership

Landrights

543,062

2,437

-

-

545,499

Buildings

867,712

-

-

3,462

871,174

Information technology equipment

3,395,355

66

-

254,372

3,649,793

Office equipment

1,242,130

7,958

(36,963)

288

1,213,413

Building and leasehold

 Improvements

12,213,728

-

(2,386,031)

585,399

10,413,096

Vehicles

23,794

2,597

           (3,754)

-

22,637

Cellular technical equipment

37,413,004

273,665

(585,293)

2,852,513

39,953,889

Transmission and cross-

connection equipment

19,684,883

186,914

(77)

1,293,090

21,164,810

FWA technical equipment

1,345,306

-

-

-

1,345,306

Operation and maintenance

center and measurement unit

1,452,593

-

-

25,715

1,478,308

Fixed access network

equipment

1,167,401

-

-

23,535

1,190,936

Properties under

construction and

installation

2,808,976

5,195,859

 *

-

(5,038,374)

2,966,461

Assets under finance lease

Building and leasehold

 improvements (Note 2j)

898,293

2,653,360

-

-

3,551,653

Information technology equipment

-

50,670

-

-

50,670

Total

83,056,237

8,373,526

(3,012,118)

-

88,417,645

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

      December 31, 2012 (One Year)

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Accumulated Depreciation

Direct ownership

           Buildings

348,244

17,450

-

-

365,694

Information technology

equipment

2,718,609

320,920

-

-

3,039,529

Office equipment

972,372

41,868

(36,596)

-

977,644

Building and leasehold

improvements

5,443,328

856,369

(1,002,737)

-

5,296,960

Vehicles

20,431

1,977

(3,254)

-

19,154

Cellular technical equipment

17,535,524

4,627,878

(311,628)

-

21,851,774

Transmission and cross-

connection equipment

9,479,255

1,751,961

(77)

-

11,231,139

FWA technical equipment

657,696

274,212

-

-

931,908

Operation and maintenance

center and measurement unit

1,219,365

82,374

-

-

1,301,739

Fixed access network equipment

909,355

65,796

-

-

975,151

Assets under finance lease

Building and leasehold

improvements (Note 2j)

147,749

215,800

-

-

363,549

Total

39,451,928

8,256,605

(1,354,292

)

-

46,354,241

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

43,505,698

41,964,793

*including additional property and equipment purchased from Lintasarta amounting to Rp1,345 (net of intercompany profit of Rp384)

January 1, 2012 / December 31, 2011 (One Year) (Restated)

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Cost

Direct ownership

Landrights

541,087

-

-

1,975

543,062

Buildings

814,191

2,518

-

51,003

867,712

Information technology equipment

3,046,084

16

(42,816)

392,071

3,395,355

Office equipment

1,239,609

37,596

(37,171)

2,096

1,242,130

Building and leasehold

improvements

11,974,442

-

      (101,426)

340,712

12,213,728

Vehicles

 24,700

160

(1,066)

-

23,794

Cellular technical equipment

34,850,044

400,956

(1,709,433

)

3,871,437

37,413,004

Transmission and cross-

connection equipment

18,287,587

114,475

(90,488)

1,373,309

19,684,883

FWA technical equipment

1,345,157

-

-

149

1,345,306

Operation and maintenance

center and measurement unit

1,355,263

-

(22)

97,352

1,452,593

Fixed access network

equipment

1,126,614

-

-

40,787

1,167,401

Properties under

construction and

installation

3,461,884

5,517,983

*

-

(6,170,891

)

2,808,976

Assets under finance lease

Building and leasehold

improvements (Note 2j)

471,051

427,242

-

-

898,293

Total

78,537,713

6,500,946

(1,982,422)

-

83,056,237

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

January 1, 2012 / December 31, 2011 (One Year) (Restated)

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Accumulated Depreciation

Direct ownership

Buildings

313,721

34,523

-

-

348,244

Information technology

equipment

2,349,288

412,137

(42,816)

-

2,718,609

Office equipment

958,324

51,219

(37,171)

-

972,372

Building and leasehold

improvements

4,694,662

850,015

     (101,349

)

-

5,443,328

Vehicles

18,646

2,852

(1,067

)

-

20,431

Cellular technical equipment

15,488,516

3,250,203

(1,203,195

)

-

17,535,524

Transmission and cross-

connection equipment

8,032,100

1,527,191

(80,036

)

-

9,479,255

FWA technical equipment

534,842

122,854

-

-

657,696

Operation and maintenance

center and measurement unit

1,093,598

125,789

(22

)

-

1,219,365

Fixed access network equipment

842,092

67,263

-

-

909,355

Assets under finance lease

Building and leasehold

improvements (Note 2j)

51,277

96,472

-

-

147,749

Total

34,377,066

6,540,518

(1,465,656

)

-

39,451,928

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

44,062,036

43,505,698

*including additional property and equipment purchased from Lintasarta amounting to Rp88,371 (net of intercompany profit of Rp27,578)

Submarine cables (presented as part of transmission and cross-connection equipment) represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

Depreciation expense charged to profit or loss amounted to Rp2,135,265 and Rp1,693,097 for the three-month periods ended March 31, 2013 and 2012, respectively.

Management believes that there is no impairment in asset value or recovery of the impairment reserve as contemplated in PSAK 48 (Revised 2009) for the current period.

As of March 31, 2013, the Group has no property and equipment pledged as collateral to any credit facilities.

As of March 31, 2013, the Group insured its property and equipment (except submarine cables and landrights) for US$218,481 and Rp35,397,893 including insurance amounting to US$117,700 on the Company‘s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

As of March 31, 2013, the Group has property and equipment with total cost amounting to Rp2,979,488, which have been fully depreciated but are still being used.

As of March 31, 2013, the fair value of the Group’s property and equipment determined under the income approach amounted to Rp77,592,149.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

The details of the Group’s properties under construction and installation as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

March 31, 2013

Cellular technical equipment

  3 - 99

2,250,306

April - September 2013

Transmission and cross-connection equipment

  4 - 99

503,592

April - September 2013

Building and leasehold improvement

  9 - 96

278,704

April - June 2013

Information technology equipment

10 - 99

91,095

April - November 2013

Others (each below Rp50,000)

30 - 95

57,594

May - June 2013

Total

3,181,291

December 31, 2012

Cellular technical equipment

  9 - 99

1,944,855

January - March 2013

Transmission and cross-connection equipment

  7 - 99

491,131

January - March 2013

Building and leasehold improvement

10 - 96

279,435

 January - March 2013

Information technology equipment

18 - 95

202,740

January - September 2013

Others (each below Rp50,000)

30 - 80

48,300

January - December 2013

Total

2,966,461

January 1, 2012 / December 31, 2011

Cellular technical equipment

17 - 90

1,775,032

January - June 2012

Transmission and cross-connection equipment

18 - 98

799,321

January - June 2012

Building and leasehold improvements

20 - 95

141,022

January - June 2012

Information technology equipment

40 - 90

2,419

January - September 2012

Total

2,808,976

There are no borrowing costs capitalized to properties under construction and installation for the three-month periods ended March 31, 2013 and 2012.

For the three-month period ended March 31, 2013 and years ended December 31, 2012 and
January 1, 2012 / December 31, 2011, exchanges and sales of certain property and equipment were made as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

(Three Months)

(One Year)

(One Year)

Exchanges of Assets

Kalimantan Project

Carrying amount of assets received

-

-

400,956

Carrying amount of assets given up

-

-

(400,956

)

Sumatra and Java Project (Note 32e)

Carrying amount of assets received

57,069

273,665

115,734

Carrying amount of assets given up

                (57,06

9)

(273,665

)

(115,734

)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

(Three Months)

(One Year)

(One Year)

Sales of 2,500 Towers (Note 29)

Proceeds

-

3,870,600

-

Net book value

-

(1,372,674

)

-

Excess of selling price over carrying amount

-

2,497,926

-

Deferred gain

-

(1,318,923

)

-

Recognized gain

-

1,179,003

-

Outright Sales of Assets Being Leased

Fair value of assets being leased

196,464

-

-

Net book value

(141,223

)

-

-

Gain

55,241

-

-

Sales of Assets

Proceeds

846

7,215

6,708

Net book value

(174

)

(11,487)

(76

)

Gain

55,913

1,174,731

6,632

In the above exchange of asset transactions, the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up plus cash consideration.

On January 28, 2013, the Company and PT Link Net (Link Net) entered into an agreement, whereby the Company agreed to grant Link Net a right to use for a pair of fiber optic in the Company’s Jakarta-Batam-Singapore (JAKABARE) submarine cable network for 12 years non-cancellable period starting on January 1, 2013 to December 31, 2024. Link Net agreed to pay the Company in upfront amounting to US$20,300 for 12 years period right to use of a pair of fiber optic (from total capacity fiber optic of 4 pairs of JAKABARE submarine cable). The payment will be done in several installments until October 30, 2013. As of March 31, 2013, the outstanding receivable amounting to US$20,300 (equal to Rp197,296) from Link Net is presented as part of “Account receivable - others” (Note 38f).

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

9.

GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in goodwill and other intangible assets, including non-integrated software, for the three-month period ended March 31, 2013 and years ended December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

	Non-integrated software	Other intangible assets	Goodwill	Total
Cost
At January 1, 2011	275,629	597,448	2,944,362	3,817,439
Additions	10,340	112	-	10,452
At December 31, 2011	285,969	597,560	2,944,362	3,827,891
Additions	23,055	18	-	23,073
At December 31, 2012	309,024	597,578	2,944,362	3,850,964
Additions	1,849	-	-	1,849
At March 31, 2013	310,873	597,578	2,944,362	3,852,813

Accumulated Amortization
At January 1, 2011	225,952	597,448	1,619,979	2,443,379
Amortization	17,608	51	-	17,659
At December 31, 2011	243,560	597,499	1,619,979	2,461,038
Amortization	16,210	9	-	16,219
At December 31, 2012	259,770	597,508	1,619,979	2,477,257
Amortization	4,417	2	-	4,419
At March 31, 2013	264,187	597,510	1,619,979	2,481,676

Net Book Value:
At December 31, 2011	42,409	61	1,324,383	1,366,853
At December 31, 2012	49,254	70	1,324,383	1,373,707
At March 31, 2013	46,686	68	1,324,383	1,371,137

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and in LMD in 2010.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

9.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

Goodwill acquired through business combination has been allocated to the cellular business unit, which is also considered as one of the Group’s operating segments.

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of December 31, 2012, the market capitalization of the Company was above the book value of its equity. The recoverable amount of the cellular business unit has been determined based on fair values less cost to sell (“FVLCTS”) calculation that uses the Income Approach (a Discounted Cash Flows Method) and the Market Approach (a Guideline Public Company Method).

Key assumptions used in the FVLCTS calculation at December 31, 2012:

Discount rates - The Company has chosen to use weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 11% and 12%.

Compounded Annual Growth Rate (“CAGR”) - The CAGR projection for the 5-year budget period of the cellular business unit’s revenue based on the market analysts’ forecast is between 5.6% and 7.8%.

Cost to Sell - As the recoverable amount of the cellular business unit is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.0% of the enterprise value.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of March 31, 2013, the market capitalization of the Company was above the book value of its equity. As a result, management does not perform an impairment calculation as of March 31, 2013.

10.

LONG-TERM PREPAID RENTALS - NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites.

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/ installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/installation of the property and equipment has reached a certain percentage of completion.

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

March 31,December 31,January 1,

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Other long-term investments

1,567,256

1,483,317

116,307

Less allowance for impairment

113,577

113,577

113,577

Net

1,453,679

1,369,740

2,730

Restricted cash and cash equivalents

(including US$106 in 2013, US$140 in 2012 and

US$290 in 2011)

58,544

83,232

50,826

Employee loans receivable

10,476

11,025

13,515

Others (including US$1,008 in 2013, US$1,010

in 2012 and US$1,288 in 2011)

64,225

79,143

145,199

Sub-total

133,245

173,400

209,540

Total

1,586,924

1,543,140

212,270

Other long-term investments - net consist of the following:

a.

Investments in shares of stock accounted under available for sale:

	Location	Principal Activity	Ownership (%)	Cost	Unrealized changes in fair value	Carrying Value
PT Tower Bersama Infrastructure Tbk (“Tower Bersama”) (Note 29)	Indonesia	Telecommunication infrastructure services	5.00	977,292	473,657	1,450,949

On August 2, 2012, the Company received 5% ownership in Tower Bersama as part of compensation from sale-and-leaseback transaction of telecommunication towers (Note 29).

b.

Investments in shares of stock accounted under the cost method:

March 31, 2013

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation [previously ICO Global Communication (Holdings) Limited*]	United States of America	Intellectual property investment, advisory and asset management	0.0067	49,977
Asean Cableship Pte. Ltd. (“ACPL”)**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET (continued)

b. Investments in shares of stock accounted under the cost method (continued):

December 31, 2012 and January 1, 2012 / December 31, 2011

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation*	United States of America	Intellectual property investment, advisory and asset management	0.0067	49,977
ACPL**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

*

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted to 0.0068% since the Company did not exercise its right in relation to a right issue conducted by ICO Global Communication (Holdings) Limited. On July 21, 2011, ICO Global Communication changed its name to Pendrell Corporation. Based on Pendrell corporation Financial Statement as of December 31, 2012, the Company’s ownership was diluted from 0.0067% to 0.0065%. Furthermore, as of March 31, 2013 and 2012, the Company’s ownership in Pendrell has been diluted to 0.0067%.

**

The Company received dividend income from its investment in ACPL totalling US$ nil and US$1,574 (equivalent to Rp13,790) for the years ended December 31, 2012 and 2011, respectively.

The Company has provided allowance for impairment of its investments in shares of stock accounted for under the cost method amounting to Rp113,577 as of March 31, 2013,             December 31, 2012 and January 1, 2012 / December 31, 2011, which the Company believes is adequate to cover impairment losses on the investments.

a.

Equity securities from BNI of Rp89 and Telkom of Rp10 are both available for sale as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011.

13.

OTHER NON-CURRENT ASSETS - NET

As of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, this account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Investment in an associated company (i)

57,174

57,174

56,300

Less allowance for impairment

56,300

56,300

56,300

Net

874

874

-

Claims for tax refund

Corporate income tax

Current year (Note 16)

43,399

162,647

181,717

Previous years (ii)

411,355

248,708

333,217

VAT and others (iii)

339,796

339,796

351,909

794,550

751,151

866,843

Others

941

2,473

5,593

Total

796,365

754,498

872,436

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

13.

OTHER NON-CURRENT ASSETS - NET (continued)

(i)

Investments in an associated company - equity accounted

	Location	Principal Activity	Ownership (%)	Cost	Accumulated Equity in Undistributed Net Loss	Carrying Value
PT Citra Bakti Indonesia	Indonesia	Certified service company for chip-based ATM/debit card and related devices and infrastructures	33.33	1,000	126	874

(ii)

The claims for tax refund with respect to corporate income tax for previous years include the following:

•

Satelindo’s 2002 corporate income tax

On July 15, 2010, the Company received Decision Letter No. KEP-357/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On June 25, 2012, the Company received the Decision Letter from the Tax Court rejecting the Company’s appeal on Satelindo’s corporate income tax for fiscal year 2002. The Company charged the related claim for tax refund amounting to Rp103,163 to current operations as part of “Current Income Tax Expense”.

•

The Company and IMM’s 2009 corporate income tax

On April 21, 2011, the Company received the assessment letter on tax overpayment (“SKPLB”) from the DGT for the Company’s 2009 corporate income tax amounting to Rp29,272, which is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp836, which was charged to current operations. On May 31, 2011, the Company received the tax refund of its claim for 2009 corporate income tax amounting to Rp23,695, after being offset with the accepted amount of tax correction of VAT for the period January - December 2009 (iii). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax. On June 29, 2012, the Company received the Decision Letter from the DGT which declined the Company’s objection. On September 21, 2012, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on corporate income tax for fiscal year 2009. As of May 8, 2013, the Company has not received any decision from the Tax Court on such appeal.

On April 25, 2011, IMM received SKPLB from the Tax Office for IMM’s 2009 corporate income tax amounting to Rp34,950, which is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2009 claim for tax refund amounting to Rp597 to current operations. On the same date, IMM also received the assessment letters on tax underpayment (“SKPKBs”) for IMM’s 2009 income tax articles 21, 23 and 26 and VAT totalling Rp4,512 (including penalties and interest). On May 26, 2011, IMM received the refund of its claim for 2009 corporate income tax amounting to Rp30,438, after being offset with above underpayment of IMM’s 2009 income tax articles 21, 23 and 26 and VAT.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

13.

OTHER NON-CURRENT ASSETS - NET (continued)

(ii)

The claims for tax refund with respect to corporate income tax for previous years include the following (continued):

•

The Company’s 2006 corporate income tax

On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received the tax refund amounting to Rp82,626. On August 22, 2011, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of May 8, 2013, the Company has not received any decision from the Supreme Court on such request.

•

The Company and IMM’s 2010 corporate income tax

On April 26, 2012, IMM received SKPLB from the Tax Office for IMM’s 2010 corporate income tax amounting to Rp68,657, which is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2010 claim for tax refund amounting to Rp6,422 to current operations as part of current income tax expense. On the same date, IMM also received SKPKBs for its 2010 income tax articles 21, 23 and 26 and VAT totalling Rp11,132 (including penalties and interest). On June 22, 2012, IMM received the refund of its claim for 2010 corporate income tax amounting to Rp57,525, after being offset with above underpayment of its 2010 income tax articles 21, 23 and 26 and VAT.

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s 2010 corporate income tax amounting to Rp89,381, which is lower than the amount recognized by the Company in its financial statements. The Company accepted all of the corrections amounting to Rp61, which was charged to current operations. On August 24, 2012, the Company received the tax refund of its claim for 2010 corporate income tax amounting to Rp89,381. Based on this SKPLB, the tax loss carry forward was adjusted to became amounting to Rp1,040,083, which is lower than the amount recognized by the Company in its financial statements. The Company accepted all of the corrections amounting to Rp101,978.

(iii)

The claims for tax refund with respect to VAT and others include the following:

•

The Company’s 2009 and 2010 VAT

On April 21, 2011, the Company received SKPKB from the DGT for the Company’s VAT for the period January - December 2009 totalling Rp182,800 (including penalties). The Company accepted a part of the corrections amounting to Rp4,160 which was charged to current operations (Note 13). On July 15, 2011, the Company paid the remaining underpayment amounting to Rp178,640 of the VAT for the period January - December 2009. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January - December 2009. On June 4, 2012, the Company received the decision letter from the DGT that declined the Company’s objection and, based on its audit, the DGT charged the Company for additional underpayment for the period January, March, April, June, August - December 2009 totalling Rp57,166 and overpayment for the period February, May and July 2009 totalling Rp4,027. On July 4, 2012, the Company paid the additional underpayment amounting to Rp57,166. On   August 24, 2012 and August 31, 2012, the Company received the overpayment amounting to Rp3,839 and Rp188, respectively. On September 3, 2012, the Company submitted an appeal letter to the

13.

OTHER NON-CURRENT ASSETS - NET (continued)

(iii)

The claims for tax refund with respect to VAT and others include the following (continued):

•

The Company’s 2009 and 2010 VAT (continued)

Tax Court regarding the remaining correction on the Company’s VAT for the period January - December 2009. As of May 8, 2013, the Company has not received any decision from the Tax Court on such appeal.

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s VAT for the period March 2010 amounting to Rp28,545, which is lower than the amount recognized by the Company in its financial statements, and SKPKBs for the Company’s VAT for the period January, February and April - December 2010 totalling Rp98,011 (including penalties). On August 2, 2012, the Company paid the underpayment amounting to Rp98,011. On August 24, 2012, the Company received the overpayment amounting to Rp28,545 from the DGT. On October 1 and 2, 2012, the Company submitted objection letters to the Tax Office regarding SKPLB and SKPKBs on the Company’s VAT for the period January - December 2010 totalling Rp106,619. As of May 8, 2013, the Company has not received any decision from the Tax Office on such objections.

•

As of January 1, 2012 / December 31, 2011, this included the claims for tax refund from the Company’s 2008 and 2009 income tax article 26 and Satelindo’s 2002 and 2003 income tax article 26 which were classified as part of “Other Current Assets” as of December 31, 2012 (Note 6).

14. SHORT-TERM LOAN

The balance of this account amounting to Rp199,609, Rp299,529 and Rp1,499,256 as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 (net of unamortized loan issuance cost of Rp391, Rp471 and Rp744 as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively) represents an unsecured loan from Mandiri, a related party (Note 31).

On June 21, 2011 the Company entered into a Revolving Time Loan Facility agreement with Mandiri covering a maximum amount of Rp1,000,000 to finance the Company’s operational working capital, capital expenditure and/or refinancing requirements. This facility is available from June 21, 2011 to June 20, 2014 and drawdowns bear interest at 1-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.4% per annum. Each drawdown matures 3 months from the drawdown date and can be extended for further 3-month periods by submitting a written request for such extension to Mandiri.

Subsequently, on December 5, 2011, the Company entered into an amendment of this agreement to cover the increase of the facility amount up to Rp1,500,000 and the change of the interest rate to         1-month JIBOR plus 1.25% per annum.

On August 2 and December 14, 2011, and March 28, June 21, December 12 and 26, 2012, the Company has made several drawdowns from this loan facility totalling Rp2,200,000.

On February 2, May 14, June 29, July 5, August 2, 2012 and January 15, 2013, the Company repaid the drawdowns made previously totalling Rp2,000,000.

Voluntary early repayment is permitted subject to 3 days’ prior written notice. The Company may early repay the whole or any part of the loan.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

14. SHORT-TERM LOAN (continued)

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios. As of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the Company has complied with all the financial ratios required to be maintained under the loan agreements.

The amortization of the loan issuance cost for the three month periods ended March 31, 2013 and 2012 amounted to Rp80 and Rp75, respectively (Note 28).

15.

PROCUREMENT PAYABLE

This account consists of amounts due for capital and operating expenditures procured from the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Related parties (Note 31) (including US$17

in 2013, US$78 in 2012 and US$114 in 2011)

24,931

43,783

36,073

Third parties (including US$78,041 in 2013,

US$141,024 in 2012 and US$220,674 in 2011)

1,730,640

2,694,067

3,439,789

Total

1,755,571

2,737,850

3,475,862

The billed amount of procurement payable amounted to Rp86,331, Rp531,799 and Rp555,065 as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively. The unbilled amount of procurement payable amounted to Rp1,669,240, Rp2,206,051 and Rp2,920,797 as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively.

16.

TAXES PAYABLE

This account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Estimated corporate income tax payable,

less tax prepayments of Rp24,307 in 2013,

Rp97,715 in 2012 and Rp106,847 in 2011

6,760

26,137

13,330

Income tax:

Article 4(2)

12,788

16,676

10,624

Article 21

35,282

25,661

15,366

Article 23

6,309

9,942

4,107

Article 25

8,888

7,888

14,964

Article 26

13,556

8,962

18,863

Article 29

22,541

-

-

VAT

1,312

317

13,765

Others

320

16

187

Total

107,756

95,599

91,206

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

The reconciliation between loss before income tax and estimated taxable income of the Company for the three-month periods ended March 31, 2013 and 2012 is as follows:

2013

2012

Loss before income tax

(49,413

)(36,964

)

Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations

(61,248

)

(47,659

)

Loss before income tax of the Company

(110,661

)

84,623

)

Positive adjustments

Depreciation - net

606,472

15,497

Charges from leasing transaction

44,719

12,660

Gain on sale and exchange of property and equipment

39,128

23,870

Write-off of accounts receivable

(provision for impairment of receivables) - net

26,916

38,877

Provision for decline in value of inventory

12,426

-

Provision for termination, gratuity and compensation benefits of employees

12,265

11,942

Employee benefits

11,180

10,496

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 18 and 19)

4,780

7,269

Amortization of long-term prepaid licenses

4,069

858

Donations

2,105

  3,087

Net periodic pension cost

219

-

Representation and entertainment

210

308

Interest compensation on the overpayment of 2004 corporate income tax

-

60,674

Accrual of employee benefits - net

-

26,984

Others

2,037

30,951

Negative adjustments

Equity in net income of investees

(61,706

)

(57,071

)

Deferred gain on tower sale - net, already subjected to final tax (Note 29)

(35,263

)

-

Amortization of other intangible assets

(32,221

)(37,722)

Interest income already subjected to final tax

(14,144

)(7,333)

Realization of accrual of employee benefits - net

(3,439

)-

Net periodic pension cost

-

(1,579)

Provision for decline in value of inventory

-

(1,390

)

Estimated taxable income of the Company - current period

509,092

53,755

Tax losses carry-forward at beginning of period

(867,137

)

(1,408,985)

Tax losses carry-forward at end of period

(358,045

)(1,355,230

)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

The computation of the income tax expense for three-month periods ended March 31, 2013 and 2012 is as follows:

2013

2012

Income tax expense (benefit) - current (at statutory tax rates)

Company

Income tax expense - current

-

-

Interest compensation on the overpayment of 2004 corporate

income tax

-

(60,674

)

Subsidiaries

Income tax expense - current

31,067

25,804

Income tax expense (benefit) - current - net

31,067

(34,870

)

Income tax expense (benefit) - deferred - effect

of temporary differences at applicable tax rate

Company

Utilization of tax loss carry-forward

127,273

13,439

Equity in net income of investees

12,045

10,212

Amortization of other intangible assets

8,055

9,430

Payments (accrual) of employee benefits - net

860

(6,746

)

Depreciation - net

(151,618

)

(3,874)

Charges from leasing transaction

(11,180

)

(3,165

)

Gain on sale and exchange of property and equipment - net

(9,782

)

(5,968)

Provision for impairment of receivables - net

(6,729

)

(9,719)

Accrual of provision for termination, gratuity

and compensation benefits of

employees - net

(3,066

)

(2,986

)

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 18 and 19)

(1,195

)

(1,817

)

Amortization of long-term prepaid licenses

(1,017

)

(215)

Net periodic pension cost

(55

)

395

Others

(3,107

)

(310)

(39,516

)

(1,324

)

Subsidiaries

(663

)

(740

)

Net income tax benefit - deferred

(40,179

)

(2,064

)

Income tax benefit - net

(9,112

)

(36,934

)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

The computation of the estimated income tax payable for three-month periods ended March 31, 2013 and 2012 is as follows:

2013

2012

Income tax expense (benefit) - current

Company

Income tax expense - current

-

-

Interest compensation on the overpayment of 2004 corporate

-

(60,674

)

income tax

Subsidiaries

Income tax expense - current

31,067

25,804

Income tax expense - current - net

31,067

(34,870)

Less prepayments of income tax of the Company

Article 22

40,329

19,220

Article 23

69

21

Total prepayments of income tax of the Company

40,398

19,241

Less prepayments of income tax of Subsidiaries

Article 23

630

1,567

Article 25

26,678

44,891

Total prepayments of income tax of Subsidiaries

27,308

46,458

Total prepayments of income tax

67,706

65,699

Estimated income tax payable

Subsidiaries

6,760

3,727

Total estimated income tax payable

6,760

3,727

Claims for tax refund (Note 13)

The Company

40,398

19,241

Subsidiaries

3,001

24,381

Total claim for tax refund

43,399

43,622

The reconciliation between the income tax benefit calculated by applying the applicable tax rate of 25% to the loss before income tax and the income tax benefit as shown in the consolidated statement of comprehensive income for the three-month periods ended March 31, 2013 and 2012 is as follows:

2013

2012

Loss before income tax per interim consolidated statement

of comprehensive income

(49,413

)(36,964

)

Income tax benefit at the applicable tax rate

(12,353

)

(9,241

)

Company’s equity in Subsidiaries’ profit before income tax

and reversal of

inter-company consolidation eliminations

15,427

14,543

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

2013

2012

Tax effect on permanent differences

Employee benefits

4,199

3,779

Unrecognized deferred tax asset on current fiscal loss

1,577

-

Donation

1,013

1,244

Representation and entertainment

371

176

Assessment for income taxes and VAT (including penalties)

267

-

Gain on tower sale - net already subjected to fi

nal tax

(8,816

)

-

Interest income already subjected to final tax

(8,162

)

(4,344

)

Others

(2,635

)

16,829

Interest compensation on the overpayment of 2004 corporate

income tax

-

(60,674)

Others

-

754

Income tax benefit - net per consolidated statement

of

comprehensive income

(9,112

)

(36,934

)

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Deferred tax assets

Accrual of employee benefits - net

262,239

260,033

206,416

Allowance for impairment of receivables

144,297

137,568

125,073

Tax loss

89,512

216,784

352,246

Charges from leasing transaction

63,736

52,556

18,823

Allowance for decline in value of investment in

associated company and

other long-term investments

42,469

42,469

42,469

Pension cost

17,791

17,736

18,296

Allowance for decline in value of short-term investments

6,349

6,349

6,349

Deferred debt and bonds issuance costs,

consent solicitation fees and discount

648

-

-

Others

4,098

345

1,549

Total

631,139

733,840

771,221

Deferred tax liabilities

Property and equipment

1,960,616

2,122,016

2,499,935

Investments in subsidiaries/associated

company - net of amortization of goodwill

and other intangible assets

291,489

271,388

195,595

Long-term prepaid licenses

15,001

16,018

16,876

Difference in transactions of equity changes in an

associated company

1,460

1,460

1,460

Deferred debt and bonds issuance costs,

consent solicitation fees and discount

-

547

6,856

Others

-

463

659

Total

2,268,566

2,411,892

2,721,381

Deferred tax liabilities - net

1,637,427

1,678,052

1,950,160

16.

TAXES PAYABLE (continued)

The breakdown by entity of the deferred tax assets and liabilities outstanding as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

       January 1, 2012 /

March 31,

December 31,

December 31,

  2013

2012

2011

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Assets

Liabilities

Assets

Liabilities

Assets

Liabilities

Company

-

1,637,427

-

1,678,052

-

1,950,160

Subsidiaries

Lintasarta

80,901

-

78,593

-

80,094

-

IMM

21,402

-

22,100

-

33,718

-

APE

-

11,534

-

5,438

-

5,165

ISPL

-

697

-

780

-

1,027

SMT

-

-

-

-

-

-

Total

102,303

1,649,658

100,693

1,684,270

113,812

1,956,352

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation on property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the allowance for impairment of receivables is realized upon the write-off of the receivables after fulfilling certain requirements under the Income Tax Law, the allowance for impairment of investments in associated company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries / associated company, long-term prepaid licenses, debt and bonds issuance costs, consent solicitation fees and discount.

Prior to 2011, the Company provided for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investments in subsidiaries as the Company believed that it was probable the investments for certain subsidiaries would be recovered through the sale of the shares which is a taxable transaction, and for certain subsidiaries the differences would be deductible from ordinary income as a result of a merger. In 2011, the Company re-evaluated its investment strategy including the accounting treatment on the recognition of deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in investments in subsidiaries and the evaluation of “forseeable future” and the “more likely than not” judgements. Based on the Company’s evaluation, the deferred tax liabilities are not recognized for temporary differences between the tax and book bases of investments in certain subsidiaries (IMM, ISPL and IPBV) since the Company believed the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reversed in the foreseeable future. Hence, the balance of the deferred tax liabilities on the taxable temporary differences on the investments in IMM, ISPL and IPBV as of January 1, 2011 totalling Rp111,097 was reversed and credited to current deferred income tax benefit.

16. TAXES PAYABLE (continued)

On March 5, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s request for interest compensation related to the issuance of 2004 SKPLB amounting to Rp60,674, which was credited to current income tax benefit in the Company’s financial statements for the period ended March 31, 2012. On June 29, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated March 5, 2012 for the interest compensation related to the issuance of 2004 SKPLB. On July 27, 2012, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. Based on the Company’s evaluation at the year ended December 31, 2012, the realization of income related with the interest compensation was only probable, instead of virtually certain. Therefore, the interest compensation was not recognized in the Company’s financial statements for the year ended December 31, 2012. As of
May 8, 2013, the Company has not received any decision from the Supreme Court on such request.

The tax losses carryover of SMT, IMM and the Company as of March 31, 2013 can be carried forward through 2018 based on the following schedule:

Year of Expiration

Amount

2014

31,901

2015

141,893

2016

289,695

2017

51,146

2018

8,266

Total

522,901

Annual corporate income tax return of the Company for fiscal year 2012 has been submitted based on the Company’s estimated taxable income for the year ended December 31, 2012.

17.

ACCRUED EXPENSES

This account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Marketing

258,084

235,957

214,907

Network repairs and maintenance

242,633

229,921

288,731

Interest

216,640

331,101

319,880

Employee benefits (Notes 22 and 30)

169,982

200,033

180,441

Rental

167,671

95,200

59,929

Dealer incentives (Note 2k)

123,833

170,115

82,615

Utilities

98,970

87,669

58,609

Universal Service Obligation (“USO”) (Note 34)

96,287

92,916

59,716

Blackberry access fee

88,738

48,666

79,627

Link

69,082

60,646

55,593

Concession fee (Note 34)

44,055

41,277

39,507

Consultancy fees

37,790

44,331

35,309

General and administration

24,698

34,772

31,119

Others (each below Rp20,000)

85,209

288,681

389,630

Total

1,723,672

1,961,285

1,895,613

18.

LOANS PAYABLE

This account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Third parties - net*

  5,906,840

6,373,040

8,727,473

Related party (Note 31)

Mandiri - net**

-

-

998,843

Total loans payable

5,906,840

6,373,040

9,726,316

Less current maturities - net***

Third parties

3,086,159

2,669,218

2,301,694

Related party

-

-

998,843

Total current maturities

3,086,159

2,669,218

3,300,537

Long-term portion

Third parties

2,820,681

3,703,822

6,425,779

Related party

-

-

-

Total long-term portion

2,820,681

3,703,822

6,425,779

*

net of unamortized debt issuance cost and consent solicitation fees of Rp101,562 on March 31, 2013, Rp111,333 on December 31, 2012 and Rp146,511 on January 1, 2012 / December 31, 2011; and unamortized debt discount of Rp1,488 on March 31, 2013, Rp3,682 on December 31,  2012 and Rp11,891 on January 1, 2012 / December 31, 2011

**

net of unamortized debt issuance cost and consent solicitation fee of Rp1,157 on January 1, 2012 / December 31, 2011

***

net of unamortized debt issuance cost and consent solicitation fees of Rp3,032 on March 31, 2013, Rp6,415 on December 31, 2012 and Rp2,295 on January 1, 2012 / December 31, 2011

The loans from third parties consist of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

AB Svensk Exportkredit, Sweden with Guarantee

from Exportkreditnamnden - net of unamortized debt

issuance cost of Rp19,045 in 2013, Rp21,351

in 2012 and Rp26,434 in 2011

1,744,259

1,840,124

2,127,216

Syndicated U.S. Dollar Loan Facility - net

of unamortized debt issuance cost and consent

solicitation fees of Rp1,224 in 2013, Rp2,733

in 2012

and Rp11,621 in 2011

1,529,519

1,520,292

2,069,484

HSBC France - net of unamortized debt issuance cost

and consent solicitation fees of Rp78,706 in 2013,

Rp84,315 in 2012 and Rp104,536 in 2011

1,193,524

1,278,872

1,356,403

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

The loans from third parties consist of the following (continued):

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Goldman Sachs International

Principal, net of unamortized debt discount

of Rp1,488 in 2013, Rp3,682 in 2012

and Rp11,891 in 2011

484,461

479,818

422,409

Foreign Exchange (FX) Conversion Option

-

-

49,518

BCA Revolving Time Loan - net of unamortized debt

issuance cost of Rp320 in 2013, Rp413 in 2012

and Rp736 in 2011

399,680

999,587

1,499,264

Bank Sumitomo Mitsui Indonesia (“BSMI”)

Revolving Time Loan - net of unamortized debt

issuance cost of Rp891 in 2013 and

Rp971 in 2012

399,109

99,029

-

9-Year Commercial Loan - net of unamortized

debt issuance cost and consent solicitation fees

of Rp1,376 in 2013, Rp1,550 in 2012

and Rp2,046 in 2011

156,288

155,318

181,834

BCA - net of unamortized debt issuance cost

and consent solicitation fees of Rp1,138

-

-

998,862

Investment Credit Facility 6 from CIMB Niaga

-

-

22,483

Total

5,906,840

6,373,040

8,727,473

Less current maturities (net of unamortized debt

issuance costs and consent solicitation fees

totalling Rp3,032 in 2013, Rp6,415 in 2012

and Rp2,295 in 2011)

3,086,159

2,669,218

2,301,694

Long-term portion

2,820,681

3,703,822

6,425,779

18. LOANS PAYABLE (continued)

The details of the loans from the related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
a. Mandiri*	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	September 18, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: Average 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

▪

On June 21, 2012, the Company obtained the consent letter from Mandiri for the sale of asset transaction (Note 29).

▪

On September 14, 2012, the Company paid the remaining outstanding Mandiri Loan, amounting to Rp1,000,000.

b. SEK Sweden with Guarantee from EKN	▪ Credit facilities consisting of Facilities A, B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively ▪ Loan drawdowns are payable semi-annually	May 31, 2016 for Facility A, February 28, 2017 for Facility B and November 30, 2017 for Facility C	US$315,000

▪

Facility A: Margin of 0.25%, LIBOR, SEK Funding Cost of 1.05% and EKN Premium Margin of 1.57%

▪

Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

▪

Facility C: Margin of 0.05%, CIRR and EKN Premium Margin of 1.59%

▪

Payable semi-annually

▪

Permitted only in proportionate amount for each of Facilities A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice

▪

In minimum amount of US$5,000 and in an amount divisible by US$500

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

▪

On June 18, 2012, the Company amended its credit facility agreement with HSBC Bank Plc, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 29).

*   related party (Note 31)

18. LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
c. Syndicated U.S. Dollar Loan Facility - 12 Financial Institutions** Syndicated U.S. Dollar Loan Facility - 12 Financial Institutions**	▪ 5-year unsecured credit facility ▪ Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	▪ USD London Inter-Bank Offered Rate (“LIBOR”) + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (offshore lenders) ▪ Payable semi-annually

▪

Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

▪

On June 19, 2012, the Company amended its credit facility agreement with PT Bank DBS Indonesia, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 29).

d. HSBC France	▪ 12 year - COFACE term facility ▪ Payable in twenty semi-annual installments	September 30, 2019	US$157,243	▪ 5.69% p.a. ▪ Payable semi-annually

▪

Permitted with a corresponding proportionate voluntary prepayment under the SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$10,000 and in an amount divisible by US$1,000

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

▪

On June 18, 2012, the Company amended its COFACE credit facility agreement with HSBC France, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 29).

**

On October 14, 2011, PT Bank UOB Indonesia (one of lenders under the Syndicated U.S. Dollar Loan Facility) transferred its portion of the loan to UOB Limited (another lender under the Syndicated U.S. Dollar Loan Facility), hence the number of lenders became 12.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
d. HSBC France (continued)	▪ 12 year - SINOSURE term facility ▪ Payable in twenty semi-annual installments	September 30, 2019	US$44,200	▪ USD LIBOR + 0.35% p.a. ▪ Payable semi-annually

▪

Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$10,000 and in an amount divisible by US$1,000

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

▪

On July 23, 2012, the Company amended its SINOSURE credit facility agreement with HSBC France, as facility agent. The Amendment included changes in definition of certain terms related to sale of asset transaction (Note 29).

e. GSI ***

▪

Investment loan

▪

Provides an “FX Conversion Option” for GSI to convert the loan payable into U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”)

▪

Fair value of FX Conversion Option as of December 31, 2011 and

December 31,

2010 amounting to US$5,460.78  (equivalent to Rp49,518) and US$6,072.20 (equivalent to Rp54,595), respectively

(Note 20)

		May 30, 2013	US$50,000	▪ 8.75% p.a. ▪ If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal

▪

Certain changes affecting withholding taxes in the United Kingdom or Indonesia

▪

Default under Guaranteed Notes due 2012

▪

Default under the Company’s USD Notes and IDR Bonds

▪

Redemption, purchase or cancellation of the Guaranteed Notes Due 2012 and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation

▪

Change of control in the Company.

***

On May 30, 2012, GSI exercised the FX conversion option to convert the loan into U.S. dollar loan of US$50,000. The Company earned gain from the exercise amounting to Rp5,319 and charged the gain to Gain (Loss) on Change in Fair Value of Derivatives - Net.

18. LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
f. BCA

▪

The revolving time loan with maximum amount of Rp1,000,000

▪

Each drawdown matures 1 month from the drawdown date. Subsequently, on August 9, 2011, the Company obtained an approval from BCA to amend the maturity date of each drawdown to become at the latest on February 10, 2014

▪

On December 1, 2011, the facility was amended to increase the facility amount up to Rp1,500,000 and change the interest rate

		February 10, 2014	Rp1,500,000	▪ JIBOR + 1.4% p.a. However, starting December 1, 2011, JIBOR + 1.25% p.a. ▪ Payable monthly

▪

Permitted subject to 1 day prior written notice.

The Company may repay the whole or any part of the loan

▪

On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 29).

▪

On December 19, 2012, the Company amended its credit facility agreement with BCA. The Amendment  included changes in definition of certain terms related to sale of asset transaction (Note 29).

g. BSMI	▪ The revolving time loan with maximum amount of Rp650,000 ▪ Each drawdown matures maximum 36 months from the drawdown date, but not exceeds December 31, 2015.	December 31, 2015	Rp650,000	▪ JIBOR + 1.25% p.a. ▪ Payable monthly, quarterly or semi-annually	▪ Permitted subject to 5 days’ prior written notice. The Company may repay the whole or any part of the loan
h. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited Jakarta Branch

▪

9-year unsecured commercial facility

▪

Payable in fifteen semi-annual payments after 24 months from the date of loan agreement. For the 1st five installments: US$1,351.85 each; and US$2,027.78 each for the remaining installments thereafter

		November 28, 2016	US$27,037	▪ USD LIBOR + 1.45% p.a. ▪ Payable semi-annually

▪

Permitted only on each repayment date after the first repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$5,000 and in an amount divisible by US$1,000

▪

Any prepayment shall satisfy the obligations of loan repayment proportionately

▪

On June 20, 2012, the Company amended its credit facility agreement with HSBC Ltd, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 29).

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
i. BCA	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	September 27, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

▪

On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 29)

▪

On September 27, 2012, the Company paid the remaining outstanding BCA Loan, amounting to Rp1,000,000.

j. CIMB Niaga	▪ Investment credit facility 6 obtained by Lintasarta ▪ Payable quarterly	August 24, 2012	Rp75,000	▪ 14.5% p.a., subject to change by CIMB Niaga depending on the market condition ▪ Payable quarterly

▪

Permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities.

Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

▪

The loan is collateralized by all equipment (Note 8) purchased from the proceeds of credit facility.

▪

In April 2012, this loan was fully paid.

18.

LOANS PAYABLE (continued)

The scheduled principal payments from 2014 of all the loans payable as of March 31, 2013 are as follows:

Twelve months ending March 31,

  2018 and

        2014

   2015

2016

2017

thereafter        Total

In rupiah

BCA - revolving

time loan

400,000

-

-

-

-400,000

BSMI - revolving

time loan

-

-

400,000

-

-

400,000

Sub-total

400,000

-

400,000

-

-800,000

In U.S. dollar

SEK, Sweden

(US$181,428.57)

437,355

437,355

437,355

367,93383,3061,763,304

Syndicated U.S. Dollar

Loan Facility

(US$157,500.00)

1,530,743

-

-

-

-1,530,743

HSBC France

(US$130,901.35)

195,728

195,728

195,728

195,728489,3181,272,230

GSI (US$50,000.00)

485,949

-

-

-

-485,949

9-Year Commercial

Facility

(US$16,222.20)

39,416

39,416

39,416

39,416-157,664

Sub-total

2,689,191

672,499

672,499

603,077

572,6245,209,890

Sub-total

3,089,191

672,499

1,072,499

603,077

572,6246,009,890

Less:

- unamortized debt issuance costs and consent solicitation fees

(101,562)

- unamortized debt discount

(1,488

)

Net

5,906,840

All loans are neither collateralized by any specific Group assets nor guaranteed by other parties, except for the assets that have been specifically used as security in Note 18j.

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the three-month periods ended March 31, 2013 and 2012 amounted to Rp11,966 and Rp15,191, respectively (Note 28).

As of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the Group has complied with all financial ratios required to be maintained under the loan agreements.

19. BONDS PAYABLE

This account consists of the following:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

a. Guaranteed Notes Due 2020 - net of unamortized

notes issuance cost of Rp71,206 in 2013,

Rp73,454 in 2012 and Rp58,420 in 2011 and

discount of Rp22,390 in 2013, Rp23,154 in 2012

and Rp26,208 in 2011

6,223,754

6,188,892

5,809,572

b. Eighth Indosat Bonds in Year 2012 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp8,289 in 2013

and Rp8,478 in 2012

2,691,711

2,691,522

-

c. Fifth Indosat Bonds in Year 2007 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp6,483 in 2013,

Rp7,061 in 2012 and Rp9,102 in 2011

2,593,517

2,592,939

2,590,898

d. Seventh Indosat Bonds in Year 2009 with Fixed Rates

- net of unamortized bonds issuance cost of

Rp3,175 in 2013, Rp3,454  in 2012 and

Rp4,442 in 2011

1,296,825

1,296,546

1,295,558

e. Sixth Indosat Bonds in Year 2008 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp1,071 in 2013,

Rp1,609 in 2012 and Rp3,603 in 2011

1,078,929

1,078,391

1,076,397

f. Indosat Sukuk Ijarah III in Year 2008 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp32 in 2013, Rp353

in 2012 and Rp1,545 in 2011

569,968

569,647

568,455

g. Indosat Sukuk Ijarah II in Year 2007 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp582 in 2013, Rp698 in 2012

and Rp1,124 in 2011

399,418

399,302

398,876

h. Indosat Sukuk Ijarah V in Year 2012 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp903 in 2013 and Rp930 in 2012

299,097

299,070

-

i. Indosat Sukuk Ijarah IV in Year 2009 - net of

unamortized bonds issuance cost of

Rp591 in 2013, Rp627 in 2012 and Rp754 in 2011

199,409

199,373

199,246

j. Second Indosat Bonds in Year 2002 with Fixed and

Floating

 Rates - net of unamortized consent

solicitation fees of Rp649

-

-

199,351

k. Limited Bonds II issued by Lintasarta*

-

-

25,000

l.  Limited Bonds I issued by Lintasarta**

-

-

16,989

Total bonds payable

15,352,628

15,315,682

12,180,342

Less current maturities (net of unamortized bonds

issuance cost and consent solicitation fees totalling

Rp79 in 2013 and Rp825 in 2012)

1,329,921

1,329,175

41,989

Long-term portion

14,022,707

13,986,507

12,138,353

*

After elimination of Limited Bonds II amounting to Rp35,000 issued to the Company on January 1, 2010 and December 31, 2010. Lintasarta made early repayment of such amount on December 29, 2011.

**

After elimination of Limited Bonds I amounting to Rp9,564 issued to the Company on January 1, 2010 and December 31, 2010. Lintasarta made early repayment of such amount on December 29, 2011.

19. BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Guaranteed Notes Due 2020	US$650,000	▪ 7.375% p.a. ▪ Payable semi-annually	July 29, 2020

The notes are redeemable at the option of IPBV:

▪

Prior to July 29, 2013, the Issuer may redeem up to a maximum of 35% of the original aggregate Notes issued with the proceeds of one or more Public Offerings at a redemption price equal to 107.375% of the principal amount.

▪

Prior to July 29, 2015, the Issuer will be entitled at its option to redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount  of the Notes plus the Applicable Premium.

▪

On and after July 29, 2015, the issuer may redeem the Notes in whole or in part at any time and from time to time at the certain redemption prices.

▪

At any time, upon not less than 30 days’ nor more than 60 days’ prior notice, the Issuer may redeem the Notes at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands.

▪

Upon a change in control of IPBV, the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes.

▪

Based on the latest rating reports (released in January 2013), the notes have BB+ (stable outlook) and Ba1 (stable outlook) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively. Based on the latest rating report from Fitch Ratings (“Fitch”), which was released in April 2012, the notes have BBB (stable outlook) rating.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19. BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Eighth Indosat Bonds in Year 2012
▪ Series A	Rp1,200,000	▪ 8.625% p.a. ▪ Payable quarterly	June 27, 2019

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

▪ Series B	Rp1,500,000	▪ 8.875% p.a. ▪ Payable quarterly	June 27, 2022
a. Fifth Indosat Bonds in Year 2007
▪ Series A	Rp1,230,000	▪ 10.20% p.a. ▪ Payable quarterly	May 29, 2014

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ rating from Pefindo.

▪ Series B	Rp1,370,000	▪ 10.65% p.a. ▪ Payable quarterly	May 29, 2017
a. Seventh Indosat Bonds in Year 2009
▪ Series A	Rp700,000	▪ 11.25% p.a. ▪ Payable quarterly	December 8, 2014

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+  rating from Pefindo.

▪ Series B	Rp600,000	▪ 11.75% p.a. ▪ Payable quarterly	December 8, 2016
e. Sixth Indosat Bonds in Year 2008
▪ Series A	Rp760,000	▪ 10.25% p.a. ▪ Payable quarterly	April 9, 2013

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+  rating from Pefindo.

▪ Series B	Rp320,000	▪ 10.80% p.a. ▪ Payable quarterly	April 9, 2015
e. Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ (sy) (stable outlook) rating from Pefindo.

e. Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)	Rp400,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ (sy) rating from Pefindo.

e. Indosat Sukuk Ijarah V in Year 2012 (“Sukuk Ijarah V”)	Rp300,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp25,875, payable on a quarterly basis starting September 27, 2012 up to June 27, 2019.	June 27, 2019

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ (sy) rating from Pefindo.

19. BONDS PAYABLE (continued)

▪

e.

Second Indosat Bonds in Year 2002 - Series B

Bond	Nominal Amount	Interest	Maturity	Remarks
e. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)
▪ Series A	Rp28,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+(sy) rating from Pefindo.

▪ Series B	Rp172,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016
	Rp200,000	▪ 16% p.a. ▪ Payable quarterly	November 6, 2032

▪

The Company had call option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder had sell option if the rating of the bonds decreased to idAA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

▪

Based on the latest rating report released in June 2012, the bonds had idAA+ rating from Pefindo.

▪

On November 6, 2012, the Company exercised the right to redeem in full the remaining outstanding  of Second Indosat Bonds at 101% price.

k. Limited Bonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009

▪

Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting        June 14, 2009, the minimum limit increased to 12.75%.)

▪

Payable quarterly

			June 14, 2009 extended to June 14, 2012	▪ On February 29, 2012, Lintasarta paid these bonds in full.
l. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2, 2009

▪

Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting        June 14, 2009, the minimum limit increased to 12.75%.)

▪

Payable quarterly

			June 2, 2009 extended to June 2, 2012	▪ On January 31, 2012, Lintasarta paid these bonds in full.

19. BONDS PAYABLE (continued)

The scheduled principal payments of all the bonds payable outstanding as of March 31, 2013 are as follows:

Twelve months ending March 31,

  2018 and

2014

   2015

2016

2017

thereafter *

Total

In U.S. dollar

Guaranteed Notes

 Due 2020*

(US$650,000)

-

-

-

-

6,317,350

6,317,350

In Rupiah

Eighth Indosat Bonds*

-

-

-

-

2,700,000

2,700,000

Fifth Indosat Bonds*

-

1,230,000

-

-

1,370,0002,600,000

Seventh Indosat Bonds*

-

700,000

-

600,000

-1,300,000

Sixth Indosat Bonds*

760,000

-

320,000

-

-1,080,000

Sukuk Ijarah III*

570,000

-

-

-

-

570,000

Sukuk Ijarah II*

-

400,000

-

-

-

400,000

Sukuk Ijarah V*

-

-

-

-

300,000

300,000

Sukuk Ijarah IV*

-

28,000

-

172,000

-200,000

Sub-total

1,330,000

2,358,000

320,000

772,000

4,370,0009,150,000

Total

1,330,000

2,358,000

320,000

772,000

10,687,35015,467,350

Less:

-

unamortized notes issuance cost

(71,206

)

-

unamortized notes discount

(22,390

)

-

unamortized bonds issuance costs and consent solicitation fees

(21,126

)

Net

15,352,628

*

Refer to previous discussion on early repayment options for each bond/note.

All bonds are neither collateralized by any specific Group assets nor guaranteed by other parties. All of the Group’s assets, except for the assets that have been specifically used as security (Note 18j) to its other creditors, are used as pari-passu security to all of the Group’s other liabilities including the bonds.

On June 5, 2012, the Company and IPBV entered into a supplemental indenture with Bank of New York Mellon, as a trustee, for the IPBV Guaranteed Notes Due 2020 based on the consent letter received on May 21, 2012 representing 93.21% of the notesholders. The supplemental indenture included the amendment of certain definition under the previous Guaranteed Notes Due 2020 indentures and the approval for the sale of asset transaction (Note 29).

On June 8, 2012, the Company received the consent letter from BRI, as a trustee, for the Eighth Indosat Bonds, Seventh Indosat Bonds, Sixth Indosat Bonds, Fifth Indosat Bonds, Second Indosat Bonds and Sukuk Ijarah V, IV, III and II regarding the Company’s sale of asset transaction (Note 29).

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the three-months ended March 31, 2013 and 2012 amounted to Rp5,096 and Rp4,102, respectively (Note 28).

As of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES

The Company entered into several swap and forward contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of                   March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011:

Fair Value (Rp)

              January 1, 2012 /

Notional

   March 31, 2013

  December 31, 2012

December 31, 2011

Amount

(US$)

Receivable

Payable

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

StandChart(1)

25,000

-

-

-

-

-

6,981

b.

StandChart(3)

25,000

-

-

-

-

1,620

-

c.

StandChart(4)

25,000

-

-

-

-

12,608

-

d.

MLIB(2)

25,000 with

decreasing amount

6,983

-

7,919

-

3,639

-

e.

DBS(2)

25,000 with

decreasing amount

               7,092

-

7,962

-

4,271-

f.

HSBC, Jakarta Branch(8)

10,000

-

-

2,631

-

g.

Barclays Bank PLC (“Barclays“)(8)

14,500

-

-

3,295

-

--

h.

HSBC, Jakarta Branch(9)

14,000

-

-

4,338

-

--

i.

HSBC, Jakarta Branch(10)

11,000

-

-

3,762

-

--

Sub-total

14,075

-

29,907

-

22,1386,981

Interest Rate Swap Contracts:

j.

HSBC, Jakarta Branch

27,037 with

decreasing amount

-

10,655

-

11,613

-13,254

k.

HSBC, Jakarta Branch

44,200 with

decreasing amount

-

29,114

-

38,260

-35,370

l.

GSI

100,000

-

27,213

-

25,287

-60,869

m.

DBS

25,000 with

decreasing amount

-

1,400

-

1,391

-4,174

n.

DBS

25,000 with

decreasing amount

-

1,251

-

1,244

-3,678

o.

Bank of Tokyo MUFJ

25,000 with

(“BTMUFJ”)

decreasing amount

-

899

-

894

-2,649

p.

BTMUFJ

25,000 with

decreasing amount

-

809

-

804

-2,347

q.

BTMUFJ

25,000 with

decreasing amount

-

740

-

735

-2,118

r.

StandChart

40,000 with

decreasing amount

-

1,019

-

1,013

-2,692

s.

DBS(6)

26,000 with

decreasing amount

-

-

-

-

-1,486

t.

DBS(7)

26,000 with

decreasing amount

-

-

-

-

-1,282

u.

BTMUFJ(5)

36,500 with

decreasing amount

-

-

-

-

-1,289

Sub-total

-

73,100

-

81,241

-131,208

 (1)

contract entered into January 2006 and settled in June 2012

(2)

In June 2012 and December 2011, the Company used the option to exercise US$2,000 in June 2012 and US$6,000 in December 2011 of the contract amount.

(3)

contract entered into in March 2006 and settled in June 2012

(4)

contract entered into in May 2006 and settled in June 2012

(5)

contract entered into in March 2009 and settled in June 2012

(6)

contract entered into in December 2008 and settled in December 2012

(7)

contract entered into in January 2009 and settled in December 2012

(8)

contract entered into in August 2012 and settled in January 2013

(9)

contract entered into in August 2012 and settled in February 2013

(10)

contract entered into in August 2012 and settled in March 2013

20. DERIVATIVES (continued)

Fair Value (Rp)

              January 1, 2012 /

Notional

   March 31, 2013

  December 31, 2012

December 31, 2011

Amount

(US$)

Receivable

Payable

Receivable

Payable

ReceivablePayable

Currency Forward Contracts:

aa.

HSBC, Jakarta Branch(11)

10,000

-

-

-

-

5,231-

ab.

JP Morgan(11)

2,000

-

-

-

-

1,011-

ac.

StandChart(11)

7,000

-

-

-

-

3,902-

ad.

JP Morgan(11)

9,500

-

-

-

-

4,832-

ae.

HSBC, Jakarta Branch(12)

6,000

-

-

-

-

3,222-

af.

HSBC, Jakarta Branch(12)

7,500

-

-

-

-

4,021-

ag.

JP Morgan(13)

13,750

-

-

-

-

6,771-

ah.

StandChart(14)

8,000

-

-

-

-

4,542-

ai.

StandChart(14)

6,600

-

-

-

-

3,666-

aj.

StandChart(15)

3,000

-

-

-

-

1,486-

ak.

DBS(11)

10,000

-

-

-

-5,010-

al.

ING(11)

7,000

-

-

-

-3,538-

am.

DBS(11)

7,000

-

-

-

-3,528-

an.

DBS(15)

10,000

-

-

-

-5,497-

ao.

JP Morgan(15)

10,000

-

-

-

-

5,523-

ap.

HSBC, Jakarta Branch(15)

10,000

-

-

-

-

4,909-

aq.

ING(11)

10,000

-

-

-

-

5,330-

ar.

ING(11)

13,000

-

-

-

-

6,960-

as.

DBS(12)

13,000

-

-

-

-

6,859-

at.

ING(13)

13,500

-

-

-

-

7,386-

au.

ING(11)

10,000

-

-

-

-

5,478-

av.

ING(11)

10,000

-

-

-

-

5,508-

aw.

GSI(11)

8,000

-

-

-

-

4,558-

ax.

GSI(11)

13,000

-

-

-

-

7,550-

ay.

Royal Bank of Scotland (“RBS”)(12)

12,000

-

-

-

-

6,370-

az.

GSI(12)

12,000

-

-

-

-

7,185-

ba.

GSI(12)

12,500

-

-

-

-

7,338-

bb.

ING(16)

23,000

-

-

4,137

-

--

bc.

GSI(16)

13,000

-

-

3,278

-

--

bd.

BNP Paribas(17)

20,000

-

-

2,981

-

--

be.

Barclays(18)

20,000

-

-

3,254

-

--

bf.

BNP Paribas(18)

20,000

-

-

3,675

-

--

bg.

JP Morgan(19)

20,000

-

-

4,427

-

--

bh.

ING(19)

15,000

-

-

2,956

-

--

bi.

Barclays(20)

15,000

-

-

2,166

-

--

bj.

DBS(20)

15,000

-

-

1,983

---

bk.

DBS(20)

20,000

-

-

2,621

---

bl.

JP Morgan(19)

25,000

-

-

77

-

--

bm.

DBS(19)

15,000

-

-

140

-

--

bn.

Barclays(20)

26,000

-

-

1,850

-

--

bo.

JP Morgan(20)

30,000

-

-

2,231

-

--

bp.

BNP Paribas(19)

25,000

-

-

2,356

-

--

bq.

ING(19)

15,000

-

-

1,615

-

--

br.

Standchart(19)

12,000

-

-

-

-

--

bs.

BTMU Singapore

13,000

-

729

-

-

--

bt.

BNP Paribas

11,000

550

-

-

-

--

bu.

ING

28,000

2,507

-

-

-

--

bv.

BTMU Singapore

20,000

829

-

-

-

--

bw.

BTMU Singapore

10,000

185

-

-

-

--

bx.

BTMU Singapore

13,000

446

-

-

-

--

by.

DBS

20,000

1,007

-

-

-

--

bz.

DBS

20,000

269

-

-

-

--

ca.

Barclays

10,000

865

-

-

-

--

cb.

Standchart

15,000

-

278

-

-

--

cc.

CIMB Niaga

15,000

838

-

-

-

--

cd.

JP Morgan

10,000

426

-

-

-

--

ce.

Standchart

20,000

-

261

-

-

--

cf.

DBS

18,000

353

-

-

-

--

cg.

BNP Paribas

20,000

364

-

-

-

--

ch.

Barclays

20,000

875

-

-

-

--

ci.

ING

20,000

701

-

-

-

--

cj.

Natixis

15,000

248

-

-

-

--

ck.

JP Morgan

15,000

243

-

-

-

--

cl.

JP Morgan

10,000

-

42

-

-

--

cm.

JP Morgan

15,000

-

62

-

-

--

cn.

CIMB Niaga

9,750

-

237

-

-

--

co.

BNP Paribas

12,000

-

733

-

-

--

cp.

Barclays

25,000

-

863

-

-

--

cq.

CIMB Niaga

20,000

-

752

-

-

--

(11)

contracts entered into in August 2011 and settled in January 2012

(12)

contracts entered into in August 2011 and settled in February 2012

(13)

contracts entered into in August 2011 and settled in March 2012

(14)

contracts entered into in August 2011 and settled in May 2012

(15)

contracts entered into in August 2011 and settled in June 2012

(16)

contracts entered into in September 2012 and settled in January 2013

(17)

contracts entered into in November 2012 and settled in February 2013

(18)

contracts entered into in November 2012 and settled in March 2013

(19)

contracts entered into in January 2013 and settled in March 2013

(20)    contracts entered into in December 2012 and settled in February 2013

20. DERIVATIVES (continued)

Fair Value (Rp)

              January 1, 2012 /

Notional

   March 31, 2013

  December 31, 2012

December 31, 2011

Amount

(US$)

Receivable

Payable

Receivable

Payable

ReceivablePayable

cr.

CIMB Niaga

20,000

-

435

-

-

--

cs.

BNP Paribas

25,000

-

163

-

-

--

ct.

DBS

20,000

-

107

-

-

--

cu.

Danareksa

10,000

-

360

-

-

--

Sub-total

10,706

5,022

39,747

-

137,211

-

Total

24,781

78,122

69,654

81,241

159,349138,189

The net changes in fair value of the swap contracts, currency forward contracts and embedded derivative, swap income or cost, termination income or cost, and settlement of derivative instruments totalling (Rp46,811) and (Rp42,141) for the three-month periods ended March 31, 2013 and 2012, respectively, were charged to “Gain on Change in Fair Value of Derivatives - Net”, which is presented in profit or loss.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2013	2012
a.	StandChart(1)	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	-	-
b.	StandChart(2)	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	-	-
c.	StandChart(3)	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	-	-
d.	MLIB(4)

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 [in full amount] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	-	-
e.	DBS(5)

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	-	-

 (1)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp575.

(2)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp8,275.

(3)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp19,325.

    (4)     On December 12, 2012, June 13, 2012 and December 12, 2011, the Company used the option to exercise US$2,000, US$2,000 and US$6,000 of the contract amount, and received settlement gain            from the exercise amounting to US$186 or equivalent to Rp1,793 on December 12, 2012, US$140 or equivalent to Rp1,325 on June 13, 2012 and US$189 or equivalent to Rp1,716 on December 12, 2011.

(5)

On December 12, 2012, June 12, 2012 and December 12, 2011, the Company used the option to exercise US$2,000, US$2,000 and US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$186 or equivalent to Rp1,793 on December 12, 2012, US$140 or equivalent to Rp1,324 on June 12, 2012 and US$189 or equivalent to Rp1,716 on        December 12, 2011.

20. DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2013	2012
f.	HSBC(6)	August 23, 2012 - January 23, 2013 Swap Rp96,000 for US$10,000	3.00% of US$10,000	Upfront premium of US$300 (equivalent to Rp2,851) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	429	-
g.	Barclays(7)	August 23, 2012 - January 23, 2013 Swap Rp139,200 for US$14,500	2.94% of US$14,500	Upfront premium of US$426 (equivalent to Rp4,052) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	609	-
h.	HSBC(8)	August 23, 2012 - February 25, 2013 Swap Rp134,400 for US$14,000	3.20% of US$14,000	Upfront premium of US$448 (equivalent to Rp4,258) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	1,282	-
i.	HSBC(9)	August 23, 2012 - March 25, 2013 Swap Rp105,600 for US$11,000	3.70% of US$11,000	Upfront premium of US$407 (equivalent to Rp3,868) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	1,518	-

 (6)

On January 25, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp430.

(7)

On February 8, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp2,204.

(8)

On February 27, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp1,176.

(9)

On March 27, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp1,375.

Cross currency swap contract with GSI (contract No. a) is structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Expense Paid (Rp)
					2013	2012
j.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	-	6,407
k.	HSBC	April 23, 2008 -September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	5,766	-
l.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	-	-
m.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	-	-
n.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	-
o.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	-
p.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	-
q.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	-
r.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	-
s.	DBS(10)	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	-
t.	DBS(10)	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	-
u.	BTMUFJ(11)	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	-
Total					5,766	6,407

(10)  On December 12, 2012, these contracts expired and the Company received zero settlement.

(11)  On June 12, 2012, this contract expired and the Company received zero settlement.

20.

DERIVATIVES (continued)

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain / (Loss) (Rp)
				2013	2012
aa.	HSBC	August 10, 2011 - January 24, 2012	Rp8,698 to US$1	-	3,200
ab.	JP Morgan	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	-	578
ac.	StandChart	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	-	966
ad.	JP Morgan	August 11, 2011 - January 24, 2012	Rp8,693 to US$1	-	2,774
ae.	HSBC	August 11, 2011 - February 28, 2012	Rp8,714 to US$1	-	2,226
af.	HSBC	August 11, 2011 - February 28, 2012	Rp8,715 to US$1	-	2,775
ag.	JP Morgan	August 12, 2011 - March 29, 2012	Rp8,764 to US$1	-	5,830
ah.	StandChart	August 15, 2011 - May 30, 2012	Rp8,785 to US$1	-	-
ai.	StandChart	August 15, 2011 - May 30, 2012	Rp8,787 to US$1	-	-
aj.	StandChart	August 16, 2011 - June 12, 2012	Rp8,788 to US$1	-	-
ak.	DBS	August 19, 2011 - January 27, 2012	Rp8,708 to US$1	-	3,173
al.	ING	August 19, 2011 - January 27, 2012	Rp8,706 to US$1	-	2,235
am.	DBS	August 19, 2011 - January 27, 2012	Rp8,705 to US$1	-	2,242
an.	DBS	August 19, 2011 - June 12, 2012	Rp8,819 to US$1	-	-
ao.	JP Morgan	August 19, 2011 - June 12, 2012	Rp8,826 to US$1	-	-
ap.	HSBC	August 19, 2011 - June 12, 2012	Rp8,832 to US$1	-	-
aq.	ING	August 22, 2011 - January 12, 2012	Rp8,662 to US$1	-	5,405
ar.	ING	August 22, 2011 - January 30, 2012	Rp8,679 to US$1	-	4,054
as.	DBS	August 22, 2011 - February 28, 2012	Rp8,715 to US$1	-	4,786
at.	ING	August 22, 2011 - March 28, 2012	Rp8,737 to US$1	-	6,070
au.	ING	August 23, 2011 - January 12, 2012	Rp8,644 to US$1	-	5,585
av.	ING	August 23, 2011 - January 12, 2012	Rp8,647 to US$1	-	5,555
aw.	GSI	August 23, 2011 - January 12, 2012	Rp8,640 to US$1	-	4,500
ax.	GSI	August 24, 2011 - January 27, 2012	Rp8,645 to US$1	-	4,940
ay.	RBS	August 24, 2011 - February 10, 2012	Rp8,666 to US$1	-	3,901
az.	GSI	August 24, 2011 - February 29, 2012	Rp8,663 to US$1	-	6,005
ba.	GSI	August 24, 2011 - February 29, 2012	Rp8,675 to US$1	-	6,107
bb.	ING	September 14, 2012 - January 11, 2013	Rp9,631 to US$1	4,564	-
bc.	GSI	September 17, 2012 - January 11, 2013	Rp9,560 to US$1	3,487	-
bd.	BNP Paribas	November 14, 2012 - February 8, 2013	Rp9,683 to US$1	20	-
be.	Barclays	November 29, 2012 - March 4, 2013	Rp9,697 to US$1	(560)	-
bf.	BNP Paribas	November 30, 2012 - March 4, 2013	Rp9,669 to US$1	-	-
bg.	JP Morgan	December 3, 2012 - March 5, 2013	Rp9,638 to US$1	862	-

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain / (Loss) (Rp)
				2013	2012
bh.	ING	December 4, 2012 - March 6, 2013	Rp9,666 to US$1	658	-
bi.	Barclays	December 5, 2012 - February 5, 2013	Rp9,690 to US$1	1,176	-
bj.	DBS	December 5, 2012 - February 5, 2013	Rp9,695 to US$1	1,102	-
bk.	DBS	December 7, 2012 - February 11, 2013	Rp9,702 to US$1	496	-
bl.	JP Morgan	December 10, 2012 - March 13, 2013	Rp9,865 to US$1	(4,425)	-
bm.	DBS	December 10, 2012 - March 12, 2013	Rp9,853 to US$1	(2,475)	-
bn.	Barclays	December 12, 2012 - February 11, 2013	Rp9,770 to US$1	(1,118)	-
bo.	JP Morgan	December 12, 2012 - February 11, 2013	Rp9,765 to US$1	(1,140)	-
bp.	BNP Paribas	December 17, 2012 - March 20, 2013	Rp9,775 to US$1	(1,425)	-
bq.	ING	December 18, 2012 - March 20, 2013	Rp9,770 to US$1	(780)	-
br.	Standchart	January 22, 2013 - March 27, 2013	Rp9,815 to US$1	(1,080)	-
bs.	BTMU Singapore	January 22, 2013 - May 3, 2013	Rp9,834 to US$1	-	-
bt.	BNP Paribas	February 27, 2013 - May 3, 2013	Rp9,721 to US$1	-	-
bu.	ING	February 28, 2013 - May 3, 2013	Rp9,697 to US$1	-	-
bv.	BTMU Singapore	February 6, 2013 - May 3, 2013	Rp9,709 to US$1	-	-
bw.	BTMU Singapore	February 25, 2013 - April 9, 2013	Rp9,732 to US$1	-	-
bx.	BTMU Singapore	February 27, 2013 - May 3, 2013	Rp9,743 to US$1	-	-
by.	DBS	February 8, 2013 - April 9, 2013	Rp9,694 to US$1	-	-
bz.	DBS	February 21, 2013 - April 9, 2013	Rp9,731 to US$1	-	-
ca.	Barclays	February 28, 2013 - May 3, 2013	Rp9,708 to US$1	-	-
cb.	Standchart	February 4, 2013 - May 28, 2013	Rp9,795 to US$1	-	-
cc.	CIMB Niaga	February 11, 2013 - May 28, 2013	Rp9,729 to US$1	-	-
cd.	JP Morgan	March 6, 2013 - May 10, 2013	Rp9,735 to US$1	-	-
ce.	Standchart	March 11, 2013 - May 28, 2013	Rp9,787 to US$1	-	-
cf.	DBS	March 13, 2013 - May 28, 2013	Rp9,779 to US$1	-	-
cg.	BNP Paribas	March 14, 2013 - June 5, 2013	Rp9,790 to US$1	-	-
ch.	Barclays	March 14, 2013 - June 5, 2013	Rp9,788 to US$1	-	-
ci.	ING	March 15, 2013 - June 3, 2013	Rp9,784 to US$1	-	-
cj.	Natixis	March 19, 2013 - June 5, 2013	Rp9,793 to US$1	-	-
ck.	JP Morgan	March 19, 2013 - June 5, 2013	Rp9,787 to US$1	-	-
cl.	JP Morgan	March 19, 2013 - July 26, 2013	Rp9,870 to US$1	-	-
cm.	JP Morgan	March 19, 2013 - July 26, 2013	Rp9,870 to US$1	-	-
cn.	CIMB Niaga	March 20, 2013 - June 17, 2013	Rp9,835 to US$1	-	-
co.	BNP Paribas	March 22, 2013 - July 3, 2013	Rp9,900 to US$1	-	-
cp.	Barclays	March 26, 2013 - July 3, 2013	Rp9,899 to US$1	-	-
cq.	CIMB Niaga	March 26, 2013 - June 5, 2013	Rp9,833 to US$1	-	-
cr.	CIMB Niaga	March 26, 2013 - June 5, 2013	Rp9,817 to US$1	-	-
cs.	BNP Paribas	March 27, 2013 - June 5, 2013	Rp9,815 to US$1	-	-
ct.	DBS	March 27, 2013 - June 5, 2013	Rp9,814 to US$1	-	-
cu.	Danareksa	March 26, 2013 - June 5, 2013	Rp9,834 to US$1	-	-
		Total		(638)	82,907

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21.

FINANCIAL ASSETS AND LIABILITIES

The Group has various financial assets such as trade and other accounts receivable, unrestricted and restricted cash and cash equivalents and finance lease receivables, which arise directly from the Group’s operations. The Group’s principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, and trade and other accounts payable. The main purpose of these financial liabilities is to finance the Group’s operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The following table sets forth the carrying values and estimated fair values of the Group financial instruments that are carried in the consolidated statements of financial position as of March 31, 2013, and December 31, 2012 and January 1, 2012 / December 31, 2011:

Carrying Amount

Fair Value

January 1,

January 1,

2012 /

2012 /

March 31,

December 31,

December 31,

      March 31,

December 31,

December 31,

2013

2012

2011

2013

2012

2011

Current Financial Assets

Cash and cash equivalents

2,815,822

3,917,236

2,224,206

2,815,822

3,917,236

2,224,206

Accounts receivable - trade

and others - net

2,579,200

2,061,160

1,505,756

2,579,200

2,061,160

1,505,756

Derivative assets

24,781

69,654

159,349

24,781 69,654

159,349

Other current financial

assets - net

13,115

13,382

24,790

13,115

13,382

24,790

Total current financial

assets

5,432,918

6,061,432

3,914,101

5,432,918

6,061,432

3,914,101

Non-current Financial Assets

Due from related parties

12,260

10,358

10,654

10,852

9,539

8,967

Other long term

investment - net

1,453,679

1,369,740

2,730

1,453,6791,369,7402,730

Other non-current

financial assets - net

133,245

173,400

209,540

91,393171,648205,261

Total non-current

financial assets

1,599,184

1,553,498

222,924

1,555,924

1,550,927

216,958

Total Financial Assets

7,032,102

7,614,930

4,137,025

6,988,842

7,612,3594,131,059

Current Financial Liabilities

Short-term loan

199,609

299,529

1,499,256

199,609

299,529

1,499,256

Accounts payable - trade

387,845

231,737

319,058

387,845 231,737

319,058

Procurement payable

1,755,571

2,737,850

3,475,862

1,755,571

2,737,850

3,475,862

Accrued expenses

1,723,672

1,961,285

1,895,613

1,723,672

1,961,285

1,895,613

Deposits from customers

41,175

43,825

37,265

41,175

43,825

37,265

Derivative liabilities

78,122

81,241

138,189

78,12281,241

138,189

Loans payable - current

portion

3,086,159

2,669,218

3,300,537

        2,556,1102,791,147

3,927,062

Bonds payable - current

portion

1,329,921

1,329,175

41,989

1,359,9761,343,205

43,137

Other current financial

liabilities

295,101

289,164

71,828

295,101

289,164

71,828

Total current financial

liabilities

8,897,175

9,643,024

10,779,597

8,397,181

9,778,98311,407,270

Non-current Financial

Liabilities

Due to related parties

47,203

42,789

15,480

             40,171

39,40513,030

Obligations under finance

lease

3,082,837

3,101,910

770,081

3,082,837

3,101,910770,081

Loans payable -

non-current portion

2,820,681

3,703,822

6,425,779

         3,711,219

3,331,132

5,864,354

Bonds payable -

non-current portion

14,022,707

13,986,507

12,138,353

  15,306,50015,318,676

13,334,903

Other non-current financial

liabilities

62,925

69,273

107,433

60,75866,433101,068

Total non-current

financial liabilities

20,036,353

20,904,301

19,457,126

22,201,485

21,857,55620,083,436

Total Financial Liabilities

28,933,528

30,547,325

30,236,723

30,598,666

31,636,53931,490,706

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

The fair values of the financial assets and liabilities are presented at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other accounts receivable, other current financial assets, short-term loan, trade accounts payable, procurement payable, accrued expenses, deposits from customers and other current financial liabilities).

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

•

Derivative financial instruments

Cross currency swap contracts

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Currency forward contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include foreign exchange rates, payment dates and the spot price of the underlying instruments.

Long-term financial assets and liabilities:

•

Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from/to related parties, finance lease receivable, obligations under finance lease and other non-current financial assets)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Group’s own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

Long-term financial assets and liabilities (continued):

•

Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011.

Fair Value Hierarchy

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The best evidence of fair value is quoted prices in an active market. If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm's length exchange motivated by normal business considerations. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the entity uses that technique. The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on any available observable market data.

The Company’s fair value hierarchy as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

           March 31, 2013

Quoted prices

Significant

in active

and

markets for

observable

identical

inputs,

Significant

assets or

directly or

unobservable

liabilities

indirectly

inputs

Total

(Level 1)

(Level 2)

(Level 3)

Current Financial Assets

Derivative assets

24,781

                          -

        24,781

           -

Non-Current Financial Assets

Other non-current financial assets - net

1,450,949

1,450,949

                  -

-

Total Financial Assets

1,475,730

            1,450,949

                   24,781

       -

Current Financial Liabilities

Derivative liabilities

78,122

-

        78,122

       -

Total Financial Liabilities

78,122

-

        78,122                                 -

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21. FINANCIAL ASSETS AND LIABILITIES (continued)

Fair Value Hierarchy (continued)

December 31, 2012

Quoted prices

Significant

in active

and

markets for

observable

identical

inputs,

Significant

assets or

directly or

unobservable

liabilities

indirectly

inputs

Total

(Level 1)

(Level 2)

(Level 3)

Current Financial Assets

Derivative assets

69,654

-

                 69,654

-

Non-Current Financial Assets

Other non-current financial assets - net

1,367,010

1,367,010

-

                          -

Total Financial Assets

1,436,664

1,367,010

69,654

-

Current Financial Liabilities

Derivative liabilities

81,241

-

81,241

-

Total Financial Liabilities

81,241

-

                 81,241

-

January 1, 2012 /

December 31, 2011

Quoted prices

Significant

in active

and

markets for

observable

identical

inputs,

Significant

assets or

directly or

unobservable

liabilities

indirectly

inputs

Total

(Level 1)

(Level 2)

(Level 3)

Current Financial Assets

Derivative assets

159,349

-

159,349

-

Total Financial Assets

159,349

-

159,349

-

Current Financial Liabilities

Derivative liabilities

138,189

-

138,189

-

Embedded derivatives

49,518

-

49,518

-

Total Financial Liabilities

187,707

-

187,707

-

For the three-month period ended March 31, 2013 and years ended December 31, 2012 and January 1, 2012 / December 31, 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

22.

EMPLOYEE BENEFIT OBLIGATIONS - NET OF CURRENT PORTION

This account consists of the non-current portions of employee benefit obligations as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Post-retirement healthcare (Note 30)

664,943

632,735

555,752

Labor Law 13 (Note 30)

264,731

249,313

194,329

Service award

43,366

41,479

35,071

Accumulated leave benefits

2,923

2,697

2,161

Total

975,963

926,224

787,313

23. CAPITAL STOCK

The Company’s capital stock ownership as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

March 31, 2013:

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

294,561,400

29,456

5.42

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

830,680,500

83,068

15.29

Total

5,433,933,500

543,393

100.00

December 31, 2012

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

299,382,400

29,938

5.51

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

825,859,500

82,586

15.20

Total

5,433,933,500

543,393

100.00

January 1, 2012 / December 31, 2011

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

305,498,450

30,550

5.62

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

819,743,450

81,974

15.09

Total

5,433,933,500

543,393

100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to                                (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

24.

REVENUES

The balance of this account for the three-month periods ended March 31, 2013 and 2012 consists of the following:

2013

2012

Cellular

Usage charges

2,182,068

1,961,110

Value-added services

2,054,020

1,843,106

Interconnection services (Note 35)

634,311

277,722

Tower leasing (Note 32g)

131,430

103,454

Monthly subscription charges

32,231

37,090

Connection fee

1,172

3,858

Sale of Blackberry handsets

12

17

Upfront discount and Customer Loyalty Program (Note 2k)

        (342,952)

(270,378

)

Others

59,047

58,554

Sub-total

4,751,339

4,014,533

MIDI

Internet Protocol Virtual Private Network (IP VPN)

197,349

171,298

Internet

114,789

84,350

World link and direct link

100,053

87,886

Multiprotocol Label Switching (MPLS)

83,769

24,659

Application services

59,225

50,360

Satellite lease

55,027

47,082

Leased line

45,813

82,001

Digital data network

31,577

26,335

Value added service

29,993

54,723

Frame net

25,640

24,500

TV link

434

2,239

Others

36,588

26,974

Sub-total

780,257

682,407

Fixed Telecommunications

International Calls

208,813

160,343

Fixed Line

31,865

36,487

Fixed Wireless

15,909

28,096

Sub-total

256,587

224,926

Total

5,788,183

4,921,866

The details of net revenues received by the Company from agency relationships for the three-month periods ended March 31, 2013 and 2012 are as follows:

2013

2012

Gross revenues

2,084,164

1,868,338

Compensation to value added service providers

(30,144

)

(25,232

)

Net revenues

2,054,020

1,843,106

24.

REVENUES (continued)

The revenues from related parties amounted to Rp466,492 and Rp372,972 for the three-month periods ended March 31, 2013 and 2012, respectively. These amounts represent 8,06% and 7.58% of the total revenues for the three-month periods ended March 31, 2013 and 2012, respectively.

The revenues from interconnection services are presented on a gross basis.

25.

COST OF SERVICES

The balance of this account for the three-month periods ended March 31, 2013 and 2012 consists of the following:

2013

2012

Interconnection (Note 35)

729,544

364,728

Radio frequency fee (Notes 32i and 34)

553,018

481,052

Maintenance

221,120

197,504

Utilities

212,663

203,091

Rent (Note 32h)

201,279

163,328

Blackberry access fee

134,975

119,968

Leased circuits

105,569

94,949

USO (Note 34)

65,580

78,621

Cost of SIM cards and pulse reload vouchers

58,202

54,353

Concession fee (Note 34)

34,256

37,779

Installation

28,894

18,152

Delivery and transportation

26,004

31,939

Communication Network

14,947

-

License

6,806

11,316

Billing and collection

6,069

17,528

Cost of handsets and modems

2,462

4,597

Others

5,995

8,072

Total

2,407,383

1,886,977

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2k).

26.  PERSONNEL

The balance of this account for the three-month periods ended March 31, 2013 and 2012 consists of the following:

2013

2012

Salaries

154,618

135,042

Incentives and other employee benefits

85,274

76,129

Employee income tax

55,146

45,558

Bonuses

42,784

20,374

Post-retirement healthcare benefits (Note 30)

34,804

22,894

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 30)

16,275

14,246

Medical expense

12,516

14,526

Pension (Note 30)

5,612

3,938

Early retirement**

797

-

Severance benefits under Voluntary Separation Scheme (“VSS”)*

-

1,583

Others

1,960

1,926

Total

409,786

336,216

*

On January 20,  2011 and January 2, 2012, the Company’s and Lintasarta’s Boards of Directors issued Directors’ Decree No. 003/Direksi/2011 and Directors Decree No. 015/Direksi/40000/2012, regarding the Organizational Restructuring Program through an offering scheme on the basis of mutual agreement between the Company / Lintasarta and certain employees (VSS), that became effective on the same date. For the three-month periods ended March 31, 2013 and 2012, there 54 employees of Lintasarta who availed themselves of the scheme, and the benefits paid amounted to Rp1,583, respectively.

**On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. For the three-month period ended March 31, 2013, there were 3 employees who took the option.

The personnel expenses capitalized to properties under construction and installation for the             three-month periods ended March 31, 2013 and 2012 amounted to Rp7,268 and Rp15,654 respectively.

27.

GENERAL AND ADMINISTRATION

The balance of this account for the three-month periods ended March 31, 2013 and 2012 consists of the following:

2013

2012

Professional fees

52,020

33,987

Rent

33,158

24,745

Provision for impairment of receivables - net

30,788

40,694

Transportation

12,792

15,637

Insurance

8,131

9,830

Office

7,565

9,306

Training, education and research

4,752

5,219

Social activities

3,157

2,483

Utilities

2,762

22,165

Communications

1,636

2,676

Public relations

1,512

2,360

Others (each below Rp5,000)

13,170

14,403

Total

171,443

183,505

28.

FINANCING COST

The balance of this account for the three-month periods ended March 31, 2013 and 2012 consists of the following:

2013

2012

Interest on loans

414,369

421,020

Finance charges under finance lease

102,765

39,185

Amortization of debt and bonds issuance

costs, consent solicitation fees and discount (Notes 14, 18 and 19)

17,142

19,368

Interest expense from Lintasarta’s USO Project

2,634

3,116

Bank charges

528

1,298

Total

537,438

483,987

29.

GAIN ON TOWER SALE

On February 7, 2012, the Company entered into an Asset Sale Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Bersama (collectively referred to as “Tower Bersama”), whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$518,500, consisting of US$406,000 to be paid upfront and a maximum potential deferred payment of US$112,500. The upfront payment includes PT Tower Bersama Infrastructure Tbk's shares of not less than 5% of the increase in its capital stock (upon the Rights Issue of PT Tower Bersama Infrastructure Tbk). Based on the agreement, the Company also agreed to lease back the spaces in the 2,500 telecommunication towers for 10 years period with fixed monthly lease rate of US$1,300 per tower slot (in full amount). The leases have an option to be renewed for a further 10-year period.

On August 2, 2012, the Company and Tower Bersama closed the sale-and-leaseback transaction of 2,500 telecommunication towers. On the closing date of such transaction, the Company received cash amounting to US$326,289 (equal to Rp3,092,894) and obtained 5% ownership (equal to 239,826,310 shares) in Tower Bersama with the value of US$103,101 (equal to Rp977,292) (Note 12).

The total consideration of US$429,390 (equal to Rp4,070,187) is allocated to the sales of property and equipment amounting to Rp3,870,600 and the remainder is allocated to prepaid land lease and existing tower lease contracts from the 2,500 towers. The total carrying amount of the separately identifiable components of the transaction is Rp1,534,494 which includes the carrying amount of property and equipment amounting to Rp1,372,674. As of closing date, the Company recorded the excess of the selling price over the carrying amounts amounting to Rp2,535,693 (including the Rp2,497,926 from the sale of property and equipments) as “Gain on Sale of Towers” of Rp1,125,192, and “Deferred Gain on Sales and Leaseback” of Rp1,410,501. As of December 31, 2012, the Company recognized total “Gain on Sale of Towers” of Rp1,183,963, which includes the amortization of the “Deferred Gain on Sales and Leaseback” whose outstanding balance as of December 31, 2012 is Rp1,351,730. The deferred gain will be amortized over the term of the lease, being 10 years.

For the three-month period ended March 31, 2013, the Company recorded amortization of deferred gain on tower sale amounting to Rp35,263.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their respective qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and the premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010, January to December 2011,  January to December 2012 and January to March 2013, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees, Rp378 for additional 41 employees, Rp883 for additional 143 employees and Rp160 for additional 22 employees, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and the premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

Lintasarta expects to contribute Rp9,653 to its defined benefit pension plan in 2013.

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The net periodic pension cost for the pension plans of the Company and Lintasarta for the three-month periods ended March 31, 2013 and 2012 was calculated based on actuarial valuations as of            December 31, 2012 and 2011, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2013

2012

Annual discount rate

6.0%

7.0 - 7.5%

Expected annual rate of return on plan assets

4.5 - 8.0%

4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate (Indonesian Mortality Table - TMI)

TMI 2011

TMI 1999

a.

The composition of the net periodic pension cost for the three-month period ended March 31, 2013 and 2012 is as follows:

March 31, 2013

The Company

Lintasarta

Total

Interest cost

7,208

898

8,106

Service cost

7,024

974

7,998

Amortization of unrecognized actuarial loss

-

430

430

Return on plan assets

(9,912

)

(1,010

)

(10,922)

Net periodic pension cost (Note 26)

4,320

                  1,292

    5,612

March 31, 2012

The Company

Lintasarta

Total

Interest cost

7,035

981

8,016

Service cost

6,500

901

7,401

Amortization of unrecognized actuarial loss

-

296

296

Return on plan assets

(10,457

)

(1,318

)

(11,775)

Net periodic pension cost (Note 26)

3,078

860

3,938

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

b.

The funded status of the plans as of March 31, 2013, December 31, 2012 and January 1, 2012 /         December 31, 2011 is as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Plan assets at fair value

605,609

576,335

538,902

Projected benefit obligation

(570,313

)

(554,209

)

(463,074)*

Excess of plan assets over projected

benefit obligation

            35,296

22,126

75,828

Unrecognized actuarial loss

49,553

68,175

29,464

Total prepaid pension cost

84,849

90,301

105,292

* net of curtailment effect during 2011 due to VSS (Note 26)

c.

Movements in the fair value of plan assets for the three-month period ended March 31, 2013 and years ended December 31, 2012 and 2011 are as follows:

March 31, 2013 (Three Months)

The Company

Lintasarta

Total

Fair value of plan assets

at beginning of period

513,316

63,019

576,335

Actuarial gain on plan assets

17,954

238

18,192

Expected return on plan assets

9,912

1,010

10,922

Contribution

160-160

Fair value of plan assets at end of period

541,342

64,267

605,609

December 31, 2012 (One Year)

The Company

Lintasarta

Total

Fair value of plan assets

at beginning of year

476,890

62,012

538,902

Expected return on plan assets

37,479

3,607

41,086

Actuarial gain (loss) on plan assets

7,815

(3,175

)

4,640

Contributions8839,65310,536

Actual benefits paid

(9,751

)

(9,078

)

(18,829

)

Fair value of plan assets at end of year

513,316

63,019

576,335

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

December 31, 2011 (One Year)

The Company

Lintasarta

Total

Fair value of plan assets

at beginning of year

793,664

59,294

852,958

Expected return on plan assets

47,175

5,038

52,213

Actuarial gain (loss) on plan assets

14,651

(610

)

14,041

Contributions

378

9,653

10,031

Actual benefits paid

(378,978

)

(11,363

)

(390,341)

Fair value of plan assets at end of year

476,890

62,012

538,902

d.

Movements in the present value of the defined benefit obligation for the three-month period ended      March 31, 2013 and years ended December 31, 2012 and 2011 are as follows:

March 31, 2013 (Three Months)

The Company

Lintasarta

Total

Defined benefit obligation at beginning of period

493,854

60,355

554,209

Interest cost

7,208

898

8,106

Current service cost

7,024

974

7,998

Defined benefit obligation at end of period

508,086

62,227

570,313

December 31, 2012 (One Year)

The Company

Lintasarta

Total

Defined benefit obligation at beginning of year

409,808

53,266

463,074

Interest cost

28,346

3,590

31,936

Current service cost

25,617

3,219

28,836

Actuarial loss on obligation

2,434

7,632

10,066

Effect of settlement

-

(4,360

)

(4,360)Actual benefit paid(9,751

)(3,909)(13,660)

Effect of curtailment

-

917

917

Effect of changes in actuarial assumption

37,400

-

37,400

Defined benefit obligation at end of year

493,854

60,355

554,209

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

December 31, 2011 (One Year)

The Company

Lintasarta

Total

Defined benefit obligation at beginning of year

700,410

50,215

750,625

Interest cost

43,786

4,189

47,975

Current service cost

27,167

3,839

31,006

Actuarial loss (gain) on obligation

(12,066

)

4,315

(7,751

)

Effect of settlement

(358,597

)

(9,080

)

(367,677)

Actual benefits paid

(18,750

)

(1,857

)

(20,607)Effect of curtailment(18,886)1,645(17,241)

Effect of changes in actuarial assumptions

46,744

-

46,744

Defined benefit obligation at end of year

409,808

53,266

463,074

e.

Movements in the prepaid pension cost for the three-month period ended March 31, 2013 and years ended December 31, 2012 and 2011 are as follows:

March 31, 2013 (Three Months)

The Company

Lintasarta

Total

Prepaid pension cost at beginning of period

60,130

30,171

90,301

Contribution to Jiwasraya

160

-

160

Net periodic pension cost

(4,320

)

(1,292

)

(5,612)

Prepaid pension cost at end of period

55,970

28,879

84,849

December 31, 2012 (One Year)

The Company

Lintasarta

Total

Prepaid pension cost at beginning of year

75,731

29,561

105,292

Contribution to Jiwasraya

883

9,653

10,536

Net periodic pension cost

(16,484

)

(8,235

)

(24,719)

Refund from Jiwasraya

-

(808

)

(808

)

Prepaid pension cost at end of year

60,130

30,171

90,301

December 31, 2011 (One Year)

The Company

Lintasarta

Total

Prepaid pension cost at beginning of year

82,871

30,390

113,261

Contribution to Jiwasraya

378

9,653

10,031

Net periodic pension cost

             (5,887

)

           (10,056

)

(15,943

)

Refund from Jiwasraya

             (1,631

)

                (426

)

(2,057

)

Prepaid pension cost at end of year

75,731

29,561

105,292

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

 f. Prepaid pension cost consists of:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Current portion (presented as part of

“Prepaid expenses”)

Company

1,224

1,224

1,730

Lintasarta

232

232

381

1,456

1,456

2,111

Long-term portion (presented as “Long-term

prepaid pension - net of current portion”)

Company54,746

58,90674,001

Lintasarta

28,647

29,939

29,180

83,393

88,845

103,181

Total prepaid pension cost

84,849

90,301

105,292

The major categories of plan assets as a percentage of the fair value of total plan assets as of        March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Investment in mutual fund

  75.34%

75.34%

78.11%

Investment in time deposits                 12.13%12.13%12.50%

Investment in shares and properties

  7.10%

7.10%

4.19%

Investment in debt securities

  5.43%

5.43%

5.19%

Other investments

  0.00%

0.00%

0.01%

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the three-month periods ended March 31, 2013 and 2012 amounted to Rp4,289 and Rp4,114, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost of the Company and the subsidiaries under the Labor Law for           three-month periods ended March 31, 2013 and 2012 was calculated based on actuarial valuations as of December 31, 2012 and 2011, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2013

2012

Annual discount rate

6.0 - 6.5%

7.5%

Annual rate of increase in compensation

 8.0 - 8.5%

8.0 - 9.0%

a.

The composition of the periodic pension cost under the Labor Law for the three-month periods ended March 31, 2013 and 2012 is as follows:

March 31, 2013 (Three Months)

The Company

Lintasarta

IMM

Total

Service cost

7,174

961

755

8,890

Interest cost

4,826

725

319

5,870

Amortization of unrecognized

actuarial loss

1,121

181

42

1,344

Amortization of unrecognized

past service cost

-

164

7

171

Net periodic pension

cost under the Labor

Law (Note 26)

13,121

2,031

1,123

16,275

30.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

March 31, 2012 (Three Months)

The Company

Lintasarta

IMM

Total

Service cost

6,242

523

745

7,510

Interest cost

4,664

450

298

5,412

Amortization of unrecognized

actuarial loss (gain)

1,182

(59

)

28

1,151

Amortization of unrecognized

past service cost

-

166

7

173

Net periodic pension

cost under the Labor

Law (Note 26)

12,088

1,080

1,078

14,246

b.

The composition of the accrued pension cost under the Labor Law as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

20132012

2011

Projected benefit obligation

381,543

  367,641

  291,135*

Unrecognized actuarial loss

(104,068

)

(105,413

)

(83,494

)

Unrecognized past service cost

(7,625

)

(7,795

)

(8,612)

Net accrued pension cost under the Labor Law

269,850

254,433

199,029

* net of curtailment effect during 2011 due to VSS (Note 26)

c.

Movements in the present value of pension cost obligation under the Labor Law for the three-month period ended March 31, 2013 and years ended December 31, 2012 and 2011 are as follows:

March 31, 2013 (Three Months)

The Company

Lintasarta

IMM

Total

Benefit obligation

at beginning of period

299,410

48,489

19,742

367,641

Current service cost

7,174

961

755

8,890

Interest cost

4,826

725

319

5,870

Actual benefits paid

(858

)

-

-

(858)

Benefit obligation

at end of period

310,552

50,175

20,816

381,543

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

December 31, 2012 (One Year)

The Company

Lintasarta

IMM

Total

Benefit obligation

at beginning of year

250,988

24,160

15,987

291,135

Current service cost

25,711

3,289

2,632

31,632

Interest cost

18,776

1,775

1,166

21,717

Actuarial loss (gain)

on obligation

(889

)

16,734

57

15,902

Actual benefits paid

(1,290

)

(186

)

(878

)(2,354)

Effects of curtailment

-

(395

)

-

(395)

Immediate recognition of

past service cost

-

-

(523

)(523)

Effects of changes in

actuarial assumptions

6,114

3,112

1,301

10,527

Benefit obligation

at end of year

299,410

48,489

19,742

367,641

December 31, 2011 (One Year)

The Company

Lintasarta

IMM

Total

Benefit obligation

at beginning of year

182,572

24,340

10,842

217,754

Current service cost

24,740

2,003

2,612

29,355

Interest cost

12,855

2,064

969

15,888

Actuarial loss (gain) on

obligation

75,163

(5,182

)

(1,442

)

68,539

Actual benefits paid

(1,826

)

(111

)

(255

)(2,192)

Effect of curtailment

(38,828

)

(890

)

-

(39,718)

Effect of changes in

actuarial assumptions

(3,688

)

1,936

3,261

1,509

Benefit obligation

at end of year

250,988

24,160

15,987

291,135

d.

Movements in the accrued pension cost under the Labor Law for the three-month period ended March 31, 2013 and years ended December 31, 2012 and 2011 are as follows:

March 31, 2013 (Three Months)

The Company

Lintasarta

IMM

Total

Accrued pension cost under

the Labor Law at beginning

of period

213,139

26,432

14,862

254,433

Periodic Labor Law cost

13,121

2,031

1,123

16,275

Benefit payment

(858

)

-

-

(858)

Accrued pension cost under

the Labor Law at end

of period

225,402

28,463

15,985

269,850

30.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

December 31, 2012 (One Year)

The Company

Lintasarta

IMM

Total

Accrued pension cost under

the Labor Law at beginning

of year

165,213

21,489

12,327

199,029

Periodic Labor Law cost

49,216

5,129

3,413

57,758

Benefit payment

(1,290

)

(186

)

(878

)(2,354)

Accrued pension cost under

the Labor Law at end

of year

213,139

26,432

14,862

254,433

December 31, 2011 (One Year)

The Company

Lintasarta

IMM

Total

Accrued pension cost under

the Labor Law at beginning

of year

164,285

17,648

8,944

190,877

Periodic Labor Law cost

2,754

3,952

3,638

10,344

Benefit payment

(1,826

)

(111

)

(255

)

(2,192)

Accrued pension cost under

the Labor Law at end

of year

165,213

21,489

12,327

199,029

The current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp5,119, Rp5,119 and Rp4,700 as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively. The non-current portion included in employee benefit obligations amounted to Rp264,731, Rp249,313 and Rp194,329 (Note 22) as of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively.

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retires after July 1, 2003 and does not receive Jiwasraya monthly pension.

30.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

The net periodic post-retirement healthcare cost for the three-month periods ended March 31, 2013 and 2012 was calculated based on actuarial valuations as of December 31, 2012 and 2011, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2013

2012

Annual discount rate

7.0%

7.0%

Ultimate cost trend rate

6.0%

6.0%

Next year trend rate

10.0%

12.0%

Period to reach ultimate cost trend rate

2 years

3 years

a.

The composition of the periodic post-retirement healthcare cost - net for the three-month periods ended March 31, 2013 and 2012 is as follows:

2013

2012

Interest cost

17,677

13,626

Service cost

10,030

6,653

Amortization of unrecognized past service cost

1,915

1,935

Amortization of unrecognized actuarial loss

5,182

680

Net periodic post-retirement healthcare cost - net (Note 26)

34,804

22,894

a.

The composition of the accrued post-retirement healthcare cost as of March 31, 2013,       December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

January 1,

2012 /

March 31,

     December 31,

 December 31,

2013

2012

2011

Projected benefit obligation

1,042,784

1,017,673

687,789*

Unrecognized actuarial loss

(356,934

)

(362,116

)

(103,679)

Unrecognized past service cost

(5,747

)

(7,662

)

(15,401)

Net accrued post-retirement healthcare cost

680,103

647,895

568,709

* net of curtailment effect during 2011 due to VSS (Note 26)

b.

Movements in the present value of defined benefit obligation during the three-month period ended March 31, 2013 and years ended December 31, 2012 and 2011 are as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

20132012

2011

Balance at beginning of period / year

1,017,673

687,789

846,636

Interest cost

17,677

54,484

68,955

Service cost

10,030

27,712

24,149

Actual benefits paid

(2,596

)

(13,470

)

(10,978)

Effect of changes in actuarial assumptions

-

239,705

150,330

Effect of curtailment

-

-

(230,600)

Actuarial gain on obligation

-

21,453

(160,703)

Balance at end of period / year

1,042,784

1,017,673

687,789

30.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

c.

Movements in the accrued post-retirement healthcare cost during the three-month period ended March 31, 2013 and years ended December 31, 2012 and 2011 are as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

201320122011

Balance at beginning of period / year

647,895

568,709

653,940

Net periodic post-retirement healthcare cost (income)

34,804

92,656

(74,253)

Benefit payment

(2,596

)

(13,470

)

(10,978)

Balance at end of period / year

680,103

647,895

568,709

The current portion of post-retirement healthcare cost included in accrued expenses amounted to Rp15,160, Rp15,160 and Rp12,957 as of March 31, 2013, December 31, 2012, and January 1, 2012 / December 31, 2011, respectively. The non-current portion included in employee benefit obligations amounted to Rp664,943, Rp632,735 and Rp555,752 as of March 31, 2013, December 31, 2012, and January 1, 2012 / December 31, 2011, respectively (Note 22).

d.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the three-month period ended               March 31, 2013 and years ended December 31, 2012 and 2011 and in accumulated post-retirement healthcare benefit obligation as of March 31, 2013, December 31, 2012 and       January 1, 2012 / December 31, 2011 is as follows:

January 1,

2012 /

March 31,

December 31,

December 31,

2013

2012

2011

Increase

Service and interest costs

35,728

82,196

118,454

Accumulated post-retirement healthcare benefit

obligation

1,303,801

1,270,669

844,612

Decrease

Service and interest costs

21,741

82,196

73,626

Accumulated post-retirement healthcare benefit

obligation

843,998

824,853

566,627

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

Amounts of employee benefits for previous annual periods:

      Defined Benefit Pension Plan

January 1, 2012 /

December 31,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Plan assets

513,316

476,890

793,664

763,244

763,700

Projected benefit obligation

(493,854

)

(409,808

)

(700,410

)

(684,611)(512,513)

Excess of plan assets over

projected benefit obligation

19,462

67,082

93,254

78,633

251,187

Experience gain (loss) adjustments

     arising on plan liabilities

                   (2,434)

12,066

156,345

(624)

10,588

Experience loss (gain) adjustments

        arising on plan assets

(7,815)

    (14,651)

12,283

                 (37,546)

11,209

Lintasarta

Plan assets

63,019

62,012

59,294

50,344

41,499

Projected benefit obligation

(60,355

)

(53,266

)

(50,215

)

(41,816)(28,726)

Excess of plan assets over

projected benefit obligation

2,664

8,746

9,079

8,528

12,773

Experience gain (loss) adjustments

     arising on plan liabilities

                (7,632)

                      (4,315)

   (2,912)

     (7,808)

8,144

Experience loss adjustments

 arising on plan assets

3,175

610

2,677

1,632

2,026

      Labor Law No. 13/2003

January 1, 2012 /

December 31,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Projected benefit obligation

(299,410

)

(250,988

)

(182,572

)

(159,055)(141,316)

Experience gain (loss) adjustments

     arising on plan liabilities

889

(75,163)

                      (1,166)

3,316

                 (27,284)

Net

(298,521

)

(326,151

)

(183,738

)

(155,739)(168,600)

Lintasarta

Projected benefit obligation

 (48,489

)

(24,160

)

(24,340

)

(22,173)(11,464)

Experience gain (loss) adjustments

     arising on plan liabilities

          (16,734)

5,182

                          890

                          78

                   (2,285)

Net

(65,223

)

(18,978)

                   (23,450

)

(22,095

)(13,749)

IMM

Projected benefit obligation

 (19,742

)

(15,987

)

(10,842

)

(6,660)(3,674)

Experience gain (loss) adjustments

     arising on plan liabilities

                        (57)

1,442

      (804)

368

666

Net

(19,799

)

(14,545)

                   (11,646

)

(6,292

)(3,008)

      Post-retirement Healthcare

January 1, 2012 /

December 31,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Projected benefit obligation

(1,017,673

)

(687,789

)

(846,636

)

(605,660)(492,615)

Experience gain (loss) adjustments

     arising on plan liabilities

   (21,453)

160,703

38,574

37,176

150,730

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

 January 1, 2012 /

January 1, 2012 /

March 31,

December 31,

December 31,

March 31,

December 31,

December 31,

2013

2012

2011

2013

2012

2011

Cash and cash equivalents

(Note 4)

Government-related entities:

State-owned banks

819,523

1,534,068

977,960

1.52

2.78

1.84

Accounts receivable - trade

(Note 5)

Government-related entities:

State-owned companies

704,183

593,773

358,423

1.31

1.08

0.68

Ultimate parent company:

Qatar Telecom

37,513

23,509

6,927

0.07

0.04

0.01

Total

741,696

617,282

365,350

1.38

1.12

0.69

Less allowance for

impairment of

receivables

45,780

42,632

47,107

0.09

0.08

0.09

Net

695,916

574,650

318,243

1.29

1.04

0.60

Prepaid frequency fee and

licenses and others

Government-related entities:

State-owned companies

6,252

6,543

8,222

0.02

0.01

0.02

Governmental departments

558

84

205

0.00

0.00

0.00

Entity under common significant

influence:

Kopindosat

1,921

2,579

3,681

0.00

0.01

0.01

Total

8,731

9,206

12,108

0.02

0.02

0.03

Other current and non-current

   assets - financial and non-financial

Government-related entities:

State-owned banks

121,808

162,071

193,679

0.23

0.36

0.30

Governmental departments

87

87

87

0.00

0.00

0.00

Total

121,895

162,158

193,766

0.23

0.36

0.30

Due from related parties

Entity under common significant

influence:

Kopindosat

6,257

6,188

6,012

0.01

0.01

0.01

Government-related entities:

State-owned companies

4,366

1,870

1,583

0.01

0.01

0.00

Key management personnel:

Senior management

1,594

1,621

3,020

0.00

0.00

0.01

Ultimate parent company:

Qatar Telecom

58

694

     54

0.00

0.00

0.00

Total

12,275

10,373

  10,669

0.02

0.02

0.02

Less allowance for

impairment of

receivables

15

 15

15

0.00

0.00

0.00

Net

12,260

10,358

10,654

0.02

0.02

0.02

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

 January 1, 2012 /

January 1, 2012 /

March 31,

December 31,

December 31,

March 31,

December 31,

December 31,

2013

2012

2011

2013

2012

2011

Long-term prepaid rentals

- net of current portion

Government-related

entities:

State-owned companies

21,257

21,346

21,587

0.04

0.04

0.04

Entity under common

significant influence:

Kopindosat

4,099

4,275

9,962

0.01

0.01

0.02

Total

25,356

25,621

31,549

0.05

0.05

0.06

Advance and Long-term advances

Entities under common

significant influence:

PT Personel Alih Daya

-

-

12,148

-

-

0.02

Government-related entities:

State-owned companies

-

-

44

-

-

0.00

Total

-

-

12,192

-

-

0.02

Long-term prepaid pension - net

of current portion (Note 30)

Government-related entities:

State-owned companies

83,392

88,845

103,181

0.15

0.16

0.19

Short-term loan (Note 14)

Government-related entity:

State-owned bank

199,609

299,529

1,499,256

0.58

0.84

4.38

Accounts payable - trade

Government-related entities:

State-owned companies

38,790

22,614

23,233

0.11

0.06

0.07

Entities under common

significant influence:

Kopindosat

5,871

-

-

0.02

-

-

Ultimate parent company

Qatar Telecom

-

36

348

-

0.00

0.00

Total

44,661

22,650

23,581

0.13

0.06

0.07

Procurement payable (Note 15)

Entities under common significant

influence:

Kopindosat

10,537

11,875

9,872

0.03

0.03

0.03

PT Personel Alih Daya

7,877

17,993

16,319

0.02

0.05

0.05

Government-related entities:

State-owned companies

6,517

13,915

9,882

0.02

0.04

0.03

Total

24,931

43,783

36,073

0.07

0.12

0.11

Accrued expenses

Entities under common significant

influence:

PT Personel Alih Daya

47,884

  40,420

  18,222

0.14

0.12

0.05

Kopindosat

41,370

    10,265

    5,817

0.12

0.03

0.02

Government-related entities:

State-owned companies

89,062

56,590

66,399

0.26

0.15

0.19

Key management personnel:

Senior management

48,712

  43,610

  37,851

0.14

0.12

0.11

Total

227,028

150,885

128,289

0.66

0.42

0.37

Due to related parties

Ultimate parent company:

Qatar Telecom

34,482

25,968

552

0.10

0.07

0.00

Government-related entities:

State-owned companies

12,721

16,821

14,928

0.04

0.05

0.05

Total

47,203

42,789

15,480

0.14

0.12

0.05

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

 January 1, 2012 /

January 1, 2012 /

March 31,

December 31,

December 31,

March 31,

December 31,

December 31,

2013

2012

2011

2013

2012

2011

Other current and non-current

liabilities - financial

and non-financial

Government-related entities:

State-owned companies

-

-

6,455

-

-

0.02

Governmental departments

(1,417

)

4,131

2,141

0.00

0.01

0.01

Total

(1,417

)

4,131

8,596

0.00

0.01

0.03

Loan payable (including current

maturities) (Note 18)

Government-related entity:

State-owned bank

-

-

998,843

-

-

2.92

Percentage to Total Revenue (%)

Amount

or Expenses (%)

2013

2012

2013

2012

Revenues (Note 24)

Government-related entities:

State-owned companies

375,604

356,867

6.49

7.25

Governmental departments

81,215

14,197

1.41

0.29

Ultimate parent company:

Qatar Telecom

9,531

1,769

0.16

0.04

Entity under common significant

influence:

Kopindosat

142

139

0.00

0.00

Total

466,492

372,972

8.06

7.58

Expenses

Cost of services

Government-related entities:

State-owned companies

506,780

368,416

9.70

8.54

Ultimate parent company:

Qatar Telecom

11,156

14,524

0.21

0.34

Entities under common significant

influence:

Kopindosat

4,509

43,711

0.09

1.01

PT Personel Alih Daya

2,700

13,301

0.05

0.31

Total

525,145

439,952

10.05

10.20

Personnel

Key management personnel:

Senior management

Short-term employee benefits

36,647

30,512

0.70

0.71

Termination benefits

-

-

-

-

Other long-term benefits

1,711

1,768

0.03

0.04

Sub-total

38,358

32,280

0.73

0.75

Government-related entities:

State-owned companies

5,611

3,938

0.11

0.09

Total

43,969

36,218

0.84

0.84

Marketing

Entities under common significant

influence:

PT Personel Alih Daya

23,623

17,603

0.45

0.40

Kopindosat

6,025

4,598

0.12

0.11

Total

29,648

22,201

0.57

0.51

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Total Revenue (%)

Amount

or Expenses (%)

2013

2012

2013

2012

General and administration

Entities under common significant

influence:

Kopindosat

4,942

3,593

0.09

0.08

PT Personel Alih Daya

4,383

3,090

0.09

0.07

Government-related entities:

State-owned companies

8,192

21,674

0.16

0.51

Total

17,517

28,357

0.34

0.66

Interest income (financing cost) - net

Government-related entities:

State-owned banks

6,875

(28,913

)

1.12

(4.64

)

The relationship and nature of account balances/transactions with related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	State-owned banks	Government- related entities	Cash and cash equivalents, other current and non-current assets - financial and non-financial, short-term loan, loan payable and interest income (financing cost) - net
2.	State-owned companies	Government- related entities

Accounts receivable - trade, prepaid frequency fee and licenses and others, due from related parties, long-term prepaid rentals, advance and long-term advances, long-term prepaid pension, accounts payable - trade, procurement payable, accrued expenses, due to related parties, other current and non-current financial and non-financial liabilities, revenues, operating expenses - cost of services, operating expenses - personnel, and operating expenses - general and administration

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions

3.	Qatar Telecom	Ultimate parent company	Accounts receivable - trade, due from related parties, accounts payable - trade, due to related parties, revenues - fixed telecommunications and cellular and operating expenses - cost of services
4.	Governmental departments	Government- related entities

Prepaid frequency fee and licenses and others, other current and non-current assets - financial and non-financial, other current and non-current liabilities - financial and non-financial, revenues - MIDI

5.	Kopindosat	Entity under common significant influence

Prepaid frequency fee and licenses and others, due from related parties, long-term prepaid rentals, accounts payable - trade, procurement payable, accrued expenses, revenues, operating expenses - cost of services, operating expenses - marketing and operating expenses - general and administration

6.	Senior management (consists of members of the Boards of Directors and Commissioners and those directly reporting to the Board of Directors)	Key management personnel	Due from related parties, accrued expenses and operating expenses - personnel
7.	PT Personel Alih Daya	Entity under common significant influence	Advance and long-term advances, procurement payable, accrued expenses, operating expenses - cost of services, operating expenses - marketing and operating expenses - general and administration

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY

a.

As of March 31, 2013, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$184,402 and Rp1,254,265 (Note 38f).

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
October 1, 2010 & December 10, 2012	Procurement of Telecommunications Equipment and Related Services	PT Ericsson Indonesia and Ericsson AB	US$545,518 and Rp2,024,623	US$143,819 and Rp730,480
June 16, 2010 & December 10, 2012	Procurement of Telecommunications Infrastructure	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$367,125 and Rp1,647,208	US$7,696 and Rp148,657
August 2, 2010 & December 21, 2012	Procurement of Telecommunications Infrastructure	PT Huawei Tech Investment	US$89,905 and Rp247,218	US$2,858 and Rp68,204

b.

In 2012, the Company and Qatar Telecom Q.S.C, the Group’s ultimate parent company, entered into a cooperation agreement, whereas Qatar Telecom agreed to provide the Group with several professional experts to work in the Company, and the professional experts will provide the Group with their experience and knowledge to increase the effectiveness of the Group’s operational and business activities. The agreement covers a 10-year period. For the three-month period ended March 31, 2013, the Company recorded the cost for the provision of the professional experts totalling Rp7,973 as part of “Expenses - General and Administration Expenses”.

c.

On January 18, 2012, the Company and IMM, a subsidiary, were investigated by the Attorney General’s Office in connection with the cooperation agreement between the Company and IMM to provide 3G based broadband internet services. IMM had been accused of illegally using the Company’s 3G license (Note 1a) without paying annual frequency fee, concession fee and tender upfront fee. The MOCIT, as well as the Indonesian Regulatory Body (BRTI), has made a public statement that IMM has not breached any laws / prevailing rules; nevertheless, the case is still being continued to be investigated by the Attorney General’s Office.

As of April 11, 2013, 15 witnesses (including 2 experts and 4 witnesses from the MOCIT) have been examined by the Court and they essentially testified that there is no spectrum sharing between Indosat and IMM, and the cooperation between Indosat and IMM does not breach any telecommunication law, as well as the common practice in the industry, except Asmiati (expert from Telkom) who testified that internet service provider can only use fixed network and Indosat has shared 2.1 GHz frequency to IMM illegally.

As of March 31, 2013, the Company did not accrue any liabilities related to the legal case because the Company believes, are supported by the MOCIT, that the cooperation agreement with IMM does not breach any laws.

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

d.

On December 30, 2011, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Telekomunikasi dan Informasi Pedesaan (“MOCIT-BTIP”), whereby Lintasarta agreed to provide Public Access Services for Wireless Fidelity (WiFi) Internet in Kewajiban Pelayanan Umum/ Universal Service Obligation (KPU/USO) Regencies (Kabupaten) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Packages (Paket Pekerjaan) 3 and 6 that cover the provinces of West Kalimantan, South Kalimantan, Central Kalimantan, East Kalimantan, Bali, West Nusa Tenggara and East Nusa Tenggara. The agreements cover a four-year concession period and have contract values of Rp71,992 and Rp44,422 for Work Packages 3 and 6, respectively. In accordance with the contract, advance payments representing 15% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer the assets subject to the concession agreement back to the local government.

Subsequently on January 10, 2012, Lintasarta, also entered into an agreement with MOCIT-BTIP for the provision of Public Access Services for Wireless Fidelity (WiFi) Internet in KPU/USO Regencies (Kabupaten KPU/USO) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Package (Paket Pekerjaan) 4 that covers the provinces of Gorontalo, West Sulawesi, South Sulawesi, Central Sulawesi, South East Sulawesi and North Sulawesi with contract value of Rp91,491. The terms and conditions of this agreement are consistent with those of the earlier agreement above.

The consideration received or receivable in exchange for Lintasarta’s infrastructure construction services or its acquisition of infrastructure to be used in the arrangements was recognized as a financial asset to the extent that Lintasarta has an unconditional contractual right to receive cash or other financial asset for its construction services from or at the direction of the grantor. As of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the current portions of outstanding receivables arising from this service concession arrangement amounting to Rp3,917, Rp nil and Rp nil, respectively, are classified as part of “Trade Receivables - Related Parties” while the long-term portion of the outstanding receivables amounting to Rp10,256,  Rp8,974 and Rp nil, respectively, was classified as part of “Other Non-current Financial Assets”. Revenue from construction services earned by Lintasarta for the three-months period ended March 31, 2013 and 2012 amounting to Rp4,739 and Rp nil are classified as part of “Revenues from MIDI services”.

On February 8, 2012, Lintasarta entered into an agreement with PT Widtech Indonesia, for the procurement of equipment and infrastructure required for the construction of WiFi, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp121,927.

e.

In May 2011 to March 2012, the Company had issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amount of US$34,829 and Rp208,948 for the procurement of cellular technical equipment in the Sumatra and Java Areas. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$11,462 and Rp171,844 to Nokia for the installation services and additional equipment. For the three-month period ended March 31, 2013, the carrying amount of the cellular technical equipment units given up amounted to Rp57,069 and the accumulated carrying amount of such equipment up to March 31, 2013 amounted to Rp446,468 (Note 8).

32. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

f.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT-BTIP, whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract value. The agreements are non-cancellable and cover four years starting from October 15, 2010 with contract value amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period, which deposits are classified as part of other non-current financial assets. In accordance with the agreements, Lintasarta received advance payments representing 20% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the agreement, Lintasarta and MOCIT-BTIP plan to renegotiate the terms and conditions of any new arrangements.

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements are non-cancellable and cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. On October 19, 2011, the agreements were amended to change the work starting date from September 22, 2011 to December 22, 2011. In accordance with the agreements, Lintasarta received advance payments representing 15% of contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer all assets subject to the concession agreement to the local government.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement has been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to become Rp208,361.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personel Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with MOCIT-BTIP above, with total contract values amounting to Rp276,274 and Rp60,739, respectively.

As of March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 the current portions of outstanding receivables amounting to Rp327,370, Rp283,945 and Rp91,113, respectively, are classified as part of “Trade Receivables - Related Parties” while the long-term portions amounting to Rp28,800, Rp45,097 and Rp121,854, respectively, are classified as part of “Other Non-current Financial Assets”. Revenue from construction services earned by Lintasarta for the three-month periods ended March 31, 2013 and 2012 amounting to Rp nil and Rp33,439, respectively, is classified as part of “Revenues from MIDI services”.

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

g.

On January 29, April 15, May 24 and June 3 in 2010, and February 4 and 10 in 2011, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunications (“Hutchison”) for a period of 12 years, PT Natrindo Telepon Selular (“NTS”) for a period of 10 years, PT XL Axiata Tbk (“XL Axiata”) for a period of 10 years, PT Berca Global Access (“Berca”) for a period of 10 years, PT Dayamitra Telekomunikasi (“Mitratel”) for a period of 10 years and PT First Media Tbk (“FM”) for a period of 5 years, respectively. Hutchison, NTS, and XL Axiata (on annual basis), Berca and Mitratel (on quarterly basis) and FM (on semi-annual basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

On August 18, 2011, the Company and Hutchison amended their tower leasing agreement covering changes in certain arrangements with respect to, among others, amount of compensation paid to landlords or residents around the leased site shouldered by the Company, penalty charged for overdue payments and effective lease period.

Future minimum lease receivables under the agreements as at March 31, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

December 31,

January 1, 2012 /

March 31, 2013

2012

December 31, 2011

Within one year

394,651

469,803

471,284

After one year but not more than five years

1,549,879

1,855,622

1,874,860

More than five years

1,398,672

1,554,655

1,817,218

Total

3,343,202

3,880,080

4,163,362

h.

During 2008-2012, the Company entered into several agreements with PT Solusi Menara Indonesia, PT Professional Telekomunikasi Indonesia (“Protelindo”), XL Axiata,  PT Solusindo Kreasi Pratama, PT Dayamitra Telekomunikasi, PT Bit Teknologi Nusantara, PT Batavia Towerindo, PT Mitrayasa Sarana Informasi, PT Gihon Telekomunikasi Indonesia and Tower Bersama (Note 29) for the Company to lease part of spaces in their telecommunication towers and sites for an initial period of 10 years. The Company may extend the lease period for another 10 years, with additional lease fees based on the inflation rates in Indonesia.

Future minimum rentals payable under the finance lease agreements as at March 31, 2013 are as follows:

Minimum

Present value

payments

of payments

Within one year

         634,871

           249,726

After one year but not more than five years

      2,529,292

        1,370,899

More than five years

      2,111,736

        1,711,938

Total

          5,275,899

        3,332,563

Less amount representing finance charge

       1,943,336

                        -

Present value of minimum lease payments

       3,332,563

        3,332,563

Current portion (presented as part of Other Current Financial Liabilities)

               249,726

Long-term portion (presented as Obligations under Finance Lease)

            3,082,837

Total

         3,332,563

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

i.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT. The Company and IMM paid the annual frequency fee for the 3G and BWA licenses totalling Rp352,843 and Rp548,154 for the three-month period ended March 31, 2013 and the year ended December 31, 2012, respectively.

j.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities agreement has been amended several times. On September 20, 2011, the expiration date of the facilities was extended up to April 30, 2012 and the interest rate and certain provisions of the agreement were changed as follows:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 2.25% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

•

The facilities are considered uncommitted facility based on guidelines No.12/516/DPNP/DPnP dated September 21, 2010 issued by the Central Bank of Indonesia; consequently, these facilities can be automatically cancelled by HSBC in the event that the Company’s credit collectibility declines to either substandard, doubtful or loss based on HSBC’s assessment pursuant to the general criteria set out by the Central Bank of Indonesia.

On March 27, 2012, the Company received the letter from HSBC to extend these facilities up to April 30, 2013.

g.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”), Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”).

The funds received from the sale of IRU, DUC and OCU and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of March 31, 2013, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$5,303. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

h.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

The agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the tenth amendment agreement dated March 7, 2012. Transponder lease expense charged to operations amounting to Rp8,261 for the three-month period ended March 31, 2013 is presented as part of “Expenses - Cost of Services” in profit or loss.

33.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”).

These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

33. TARIFF SYSTEM (continued)

b.

Cellular services

The basic telephony tariffs for cellular mobile network service are set on the basis of Regulation No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the MOCIT. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

In April 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network. Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunications services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of the total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunications services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

In April 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This Decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the Decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunications tariff system.

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 (“Decree No. 37”) dated
June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular   telecommunications network and Public Switched Telephone Network (“PSTN”), mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.    Between international and domestic PSTN

Based on Decree No. 37 dated June 11, 1999, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful  outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunications traffic (local and SLJJ) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on Decree No. 46 dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the “origin” cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting in 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged -
Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 35).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

Decree No. 37 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the new Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 35).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

In August 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008. On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

However, on December 31, 2010, the Badan Regulasi Telekomunikasi Indonesia (BRTI or Indonesian Telecommunications Regulatory Bureau) issued letter No. 227/BRTI/XII/2010 regarding the implementation of new interconnection tariffs based on the implementation of cost-based interconnection fees, which would be used by all telecommunications operators effective January 1, 2011. The Company has adopted the new tariffs starting January 1, 2011.

On June 27, 2011, the MOCIT issued Regulation No.16/PER/M.KOMINFO/06/2011 regarding the amendment of the Ministry of Transportation Decree No. 35 Year 2004 on implementation of local fixed wireless network with limited mobility, which encouraged the implementation of cost-based tariffs by all telecommunications operators effective July 1, 2011.

Prior to 2012, the interconnection for Short Message Services ("SMS") applied the "Senders Keep All" scheme. Under this old scheme, the telecommunication operators may keep all of the revenue received from their subscribers from services of sending SMS to other operators without any interconnection cost paid to other operators. Starting June 1, 2012, the Indonesian Telecommunication Regulation Body (Badan Regulasi Telekomunikasi Indonesia or "BRTI") issued letter No. 262/BRTI/XII/2011 replacing the previous "Senders Keep All" scheme with the new cost-based scheme. Under the new scheme, the telecommunication operators are obliged to pay interconnection cost with maximum amount of Rp23 (in full amount) for every SMS sent to other telecommunication operators.

Effective June 1, 2012, the Company has applied this new regulation.

2.

USO and Spectrum Frequency Fees

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

On December 13, 2010, the President of the Republic of Indonesia issued PP No.76/2010 regarding the amendment of PP No.7/2009 on types and tariffs of non-tax state income imposed by the MOCIT. This regulation affects the computation method and payment of the spectrum fee allocated to the Company (800 Mhz, 900 Mhz and 1,800 Mhz frequency bands).

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by Decree No. 08/PER/M.KOMINFO/02.2006, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

35.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunications services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that were effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter
No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of the new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

b.

Cellular services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunications subscribers.

35.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

b.

Cellular services (continued)

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter
No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

On May 30, 2012, the Company and Telkom signed “Berita Acara Kesepakatan” to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 34) regarding the implementation of the new cost-based scheme for SMS interconnection for fixed telecommunications and cellular services which effective starting June 1, 2012.

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”) and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Smartfren and XL Axiata, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT. The memorandum of understanding with Smartfren, XL Axiata and Telkomsel were subsequently replaced by agreements dated September 14, and December 17 and 19, 2007, respectively. The agreements with Smartfren and XL Axiata were amended on March 31, 2008, while the agreement with Telkomsel was amended on February 18, 2008. Subsequently, the agreements with Smartfren and XL Axiata were further amended on March 15, 2011 and March 3, 2011, respectively, while the agreement with Telkomsel was further amended on July 19, 2011, to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

On May 28, 2012, the Company amended the agreement with Telkomsel to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 34) regarding the implementation of the new cost-based scheme for SMS interconnection which effective starting June 1, 2012.

35.

INTERCONNECTION AGREEMENTS (continued)

2.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection of the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network. Subsequently, the agreement with Bakrie Telecom was further amended on February 9, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

On May 31, 2012, the Company and Bakrie Telecom signed “Berita Acara Kesepakatan” to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 34) regarding the implementation of the new cost-based scheme for SMS interconnection which effective starting June 1, 2012.

Net interconnection revenues (charges) from (to) major operators for the three-month periods ended                     March 31, 2013 and 2012 are as follows:

2013

2012

Telkom

39,176

31,072

Smartfren

2,019

2,354

Telkomsel

(41,585

)

(10,029)

XL Axiata

(15,462

)

(19,474)

Bakrie Telecom

(937

)

(477)

Net charges

(16,789

)

3,446

36.

SEGMENT INFORMATION

The Group manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group operates in one geographical area only, so no geographical information on segments is presented.

The cellular segment currently provides the network coverage in all major cities and population centers across Indonesia by using GSM 900 and GSM 1800 technology. Its primary service is the provision of voice and data transfer which is sold through post-paid and prepaid plans.

The fixed telecommunication segment is the provider of international long-distance services, fixed wireless services, DLD services and local fixed telephony services.

The MIDI segment offers products and services which include internet, high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services.

Refer to Notes 2k and 24 for the description of type of products and services under each reporting segment.

No operating segments have been aggregated to form the above reportable operating segments.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the year to acquire segment assets that are expected to be used for more than one year.

36.

SEGMENT INFORMATION (continued)

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements. The Group’s financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Operating segments are reported based on financial information determined in conformity with IFAS, which is also consistent with the internal reporting provided to the chief operational decision maker. The chief operational decision maker is responsible for allocating resources and assessing performance of the operating segments, and has been identified as a steering committee that makes strategic decisions.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

Three-month period ended March 31, 2013

Revenues

Revenues from external customers

4,751,339

256,587

780,257

5,788,183

Inter-segment revenues

-

-

149,693

149,693

Total revenues

4,751,339

256,587

929,950

5,937,876

Inter-segment revenues elimination

(149,693)

Revenues - net

5,788,183

Expenses

4,374,692

257,896

666,091

5,298,679

Operating profit (loss)

376,647

(1,309)

114,166

489,504

Gain on foreign exchange - net

(2,840)

Others - net

 76,613

Operating profit

563,277

Interest income

30,572

Financing cost

(537,438

)

Loss on foreign exchange - net

(59,013)

Loss on change in fair value of derivatives

(46,811

)

Income tax benefit - net

9,112

Loss for the period

(40,301

)

Depreciation and amortization

1,858,898

 68,604

212,182

2,139,684

Capital expenditures

1,523,302

35,183

 232,6511,791,136

36.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows (continued):

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

As of March 31, 2013

Other Information

Segment assets

49,925,275

1,280,910

8,816,780

 60,022,965

Unallocated assets

2,229,811

Inter-segment assets elimination

(8,430,378)

Assets - net

53,822,398

Segment liabilities

28,195,690

           400,486

2,312,665

30,908,841

Unallocated liabilities

10,011,172

Inter-segment liabilities elimination

(6,536,872)

Liabilities - net

34,383,141

Three-month period ended March 31, 2012

Revenues

Revenues from external customers

4,014,533

224,926

682,407

4,921,866

Inter-segment revenues

-

-

152,848

152,848

Total revenues

4,014,533

   224,926

835,255

5,074,714

Inter-segment revenues elimination

(152,848)

Revenues - net

4,921,866

Expenses

3,371,834

345,471

592,098

4,309,403

Operating profit (loss)

642,699

(120,545)

90,309

612,463

Loss on foreign exchange - net

(2,156)

Others - net

(1,986

)

Operating profit

608,321

Interest income

23,421

Income tax benefit - net

36,934

Loss on change in fair value  of derivatives - net

(42,141)

Financing cost

(483,987

)

Loss on foreign exchange - net

(142,578)

Loss for the period

(30)

Depreciation and amortization

1,355,755

 152,013

189,867

1,697,635

Capital expenditures

1,118,286

36,977

 169,311

1,324,574

36.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows (continued):

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

As of December 31, 2012

Other Information

Segment assets

51,599,983

1,417,859

8,460,772 61,478,614

Unallocated assets

2,219,928

Inter-segment assets elimination

(8,473,481)

Assets - net

55,225,061

Segment liabilities

29,495,438

           448,908

2,521,52532,465,871

Unallocated liabilities

10,004,614

Inter-segment liabilities elimination

(6,640,808)

Liabilities - net

35,829,677

As of December 31, 2011

Other Information

Segment assets

48,913,656

2,068,759

8,185,38759,167,802

Unallocated assets

1,994,640

Inter-segment assets elimination

(7,929,430)

Assets - net

53,233,012

Segment liabilities

27,073,313

742,444

3,042,38730,858,144

Unallocated liabilities

9,674,836

Inter-segment liabilities elimination

(6,269,068)

Liabilities - net

34,263,912

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a.

Risk Management

The main risks arising from the Group’s financial instruments are interest rate risk, foreign exchange rate risk, equity price risk, credit risk and liquidity risk. The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to its loans and bonds payable with floating interest rates.

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis.

(2)

Manage interest rate exposure on its loans and bonds payable by entering into interest rate swap contracts.

As of March 31, 2013, more than 84% of the Group’s debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s profit or loss for the three-months ended March 31, 2013 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

Increase/decrease in basis points: U.S. dollar Rupiah	7 47
Effect on profit for the period:
U.S. dollar Rupiah	US$33(equivalent to Rp325) Rp870

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Interest rate risk (continued)

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting date of June 30, 2013. The outlook is that the LIBOR and JIBOR interest rates may move 7 and 47 basis point, respectively, higher or lower than the interest rates at the end of the three-month period ended March 31, 2013.

If LIBOR interest rates were 7 basis points higher or lower than the market levels for the three-month period ended March 31, 2013, with all other variables held constant, the Group’s profit or loss for the period and equity would be (Rp1,531) or (Rp881) and Rp18,857,910 or Rp18,858,560, respectively, which are lower or higher than the actual results for the three-month period ended March 31, 2013, mainly due to the higher or lower interest expense on floating rate borrowings.

If JIBOR interest rates were 47 basis point higher or lower than the market levels for the three-month period ended March 31, 2013, with all other variables held constant, the Group’s profit or loss for the period and equity would be (Rp2,076) or (Rp336) and Rp18,857,365 or Rp18,859,105, respectively, which are lower or higher than the actual results for the three-month period ended March 31, 2013, mainly due to the higher or lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from its U.S. dollar-denominated loans and bonds payable, accounts receivable, accrued expenses and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap and currency forward contracts and other permitted instruments, if considered necessary. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The Group’s procurement payable is primarily foreign currency payables to suppliers and contractors for the purchase and construction or installation of property and equipment, while a significant part of the Group’s accounts receivable represents Indonesian rupiah-denominated collectibles from domestic operators.

To the extent the Indonesian rupiah depreciates further from the exchange rates in effect at
March 31, 2013, the Group’s obligations under such loans and bonds payable, accounts payable - trade, accrued expenses and procurement payable would increase in Indonesian rupiah terms. However, the increases in these obligations will be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of March 31, 2013, 41.92% of the Group’s U.S. dollar-denominated debts were protected from exchange rate risk by entering into several cross currency swap and currency forward contracts.

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Foreign exchange rate risk (continued)

The following table shows the Group’s consolidated U.S. dollar-denominated assets and liabilities as of March 31, 2013:

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

139,002

1,350,923

Accounts receivable - trade

124,627

1,211,249

Accounts receivable - others

20,300

197,296

Derivative assets

2,550

24,781

Other current financial assets - net

813

7,901

Due from related parties

51

499

Other non-current financial assets - net

1,114

10,822

Total assets

288,457

2,803,473

Liabilities:

Accounts payable - trade

10,306

100,161

Procurement payable

78,058

758,642

Accrued expenses

33,253

323,182

Deposits from customers

2,569

24,964

Derivative liabilities

8,038

78,122

Other current financial liabilities

17,057

165,776

Due to related parties

3,548

34,482

Loans payable (including current maturities)

536,052

5,209,891

Bonds payable (including current maturities)

650,000

6,317,350

Other non-current financial liabilities

208,398

2,025,422

Total liabilities

1,547,279

15,037,992

Net liabilities position

1,258,822

12,234,519

*

The exchange rate used to translate the U.S. dollar amounts into rupiah was Rp9,719 to US$1 (in full amounts) as published by the Indonesian Central Bank as of March 31, 2013.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Group’s profit or loss for the three-month period ended March 31, 2013:

Change in U.S. dollar exchange rate	1.30%
Effect on interim consolidated profit for the period	(Rp99,225)

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting date of June 30, 2013. The outlook is that the U.S. dollar exchange rate may strengthen by 1.30% as compared to the exchange rate at       March  31, 2013.

If the U.S. dollar exchange rate strengthen by 1.30% as compared to the exchange rate as of      March 31, 2013, with all other variables held constant, the Group’s profit for the three-month period ended March 31, 2013 would be (Rp100,431) which is lower than the actual results mainly due to the consolidated net foreign exchange loss on the translation of U.S. dollar-denominated net liabilities.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign entities. With respect to the Indonesian entities in which the Group has investments, the financial performance of such entities may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Group will incur a loss arising from their customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Group manages and controls this credit risk by setting limits on the amount of risk it is willing to accept for individual or collective customers and by monitoring exposures in relation to such limits.

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

The table below shows the maximum exposure to credit risk for the components of the interim consolidated statement of financial position as of March 31, 2013:

Maximum

Exposure (1)

Loans and receivables:

Cash and cash equivalents

2,815,822

Accounts receivable

Trade - net

2,360,229

Others - net

218,971

Other current financial assets - net

13,115

Due from related parties - net

12,260

Other non-current financial assets - net

133,245

Held-for-trading:

Cross currency swaps

14,075

Currency forward

10,706

Available-for-sale investments:

Other non-current financial assets -

other long-term investments - net

2,730

Total

5,581,153

(1) There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk

The liquidity risk is defined as a risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Group’s liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of their telecommunications business. The Group’s telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although the Group have substantial existing network infrastructure, the Group expect to incur additional capital expenditures primarily in order to focus cellular network development in areas they anticipate will be high-growth areas, as well as to enhance the quality and coverage of their existing network.

In the management of liquidity risk, the Group monitor and maintain a level of cash and cash equivalents deemed adequate to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows. The Group also regularly evaluate the projected and actual cash flows, including their loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

Expected maturity as of March 31,

Total

2018 and

contractual

InterestCarrying

2014

2015

2016

2017

thereafter

cash flows

valueamount

March 31, 2013

Short-term loan

200,000

-

-

-

-

200,000

(391)199,609

Accounts payable

- trade

387,845

-

-

-

-

387,845

-387,845

Procurement payable

1,755,571

-

-

-

-

1,755,571

-1,755,571

Accrued expenses

1,723,672

-

-

-

-

1,723,672

-1,723,672

Deposits from

customers

41,175

-

-

-

-

41,175

-41,175

Derivative liabilities

78,122

-

-

-

-

78,122

-78,122

Other current financial

liabilities

680,246

-

-

-

-

680,246

(385,145)

295,101

Due to related parties

-

47,203

-

-

-

47,203

-47,203

Obligation under

financial lease

-

632,323

632,323

632,323

2,747,381

4,644,350

(1,561,513

)

3,082,837

Other non-current

financial liabilities

-

62,925

-

-

-

62,925

-62,925

Loans payable

3,089,192

672,499

1,072,499

600,078

575,623

6,009,891

(103,051)5,906,840

Bonds payable

1,330,000

2,358,000

320,000

772,000

10,687,350

15,467,350

(114,722)15,352,628

Total

9,285,823

3,772,950

2,024,822

2,004,401

14,010,354

31,098,350

(2,164,822

)28,933,528

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk (continued)

Expected maturity as of December 31,

Total

2017 and

contractual

InterestCarrying

2013

2014

2015

2016

thereafter

cash flows

valueamount

December 31, 2012

Short-term loan

315,736

-

-

-

-

315,736

(16,207)299,529

Accounts payable - trade

231,737

-

-

-

-

231,737

-231,737

Procurement payables

2,737,850

-

-

-

-

2,737,850

-2,737,850

Accrued expenses

1,961,285

-

-

-

-

1,961,285

- 1,961,285

Deposits from customers

43,825

-

-

-

-

43,825

-43,825

Derivative liabilities

81,241

-

-

-

-

81,241

-81,241

Other current financial

liabilities

670,834

-

-

-

-

670,834(381,670)289,164

Due to related parties

-

42,789

-

-

-

42,789

-42,789

Obligation under financial

lease

-

622,020

622,020

622,020

2,827,500

4,693,560

(1,591,650)3,101,910

Other non-current

financial liabilities

-

71,592

4,588

-

-

76,180

(6,907)69,273

Loans payable

2,924,722

1,793,139

856,839

654,973

830,089

7,059,762

(686,722)6,373,040

Bonds payable

2,643,553

3,520,261

1,299,951

1,734,671

13,638,300

22,836,736

(7,521,054)15,315,682

Total

11,610,783

6,049,801

2,783,398

3,011,664

17,295,889

40,751,535

(10,204,210)30,547,325

Expected maturity as of December 31,

Total

2016 and

contractual

InterestCarrying

2012

2013

2014

2015

thereafter

cash flows

valueamount

January 1, 2012 /

December 31, 2011

Short-term loan

1,579,092

-

-

-

-

1,579,092

(79,836)1,499,256

Accounts payable - trade

319,058

-

-

-

-

319,058

-319,058

Procurement payables

3,475,862

-

-

-

-

3,475,862

-3,475,862

Accrued expenses

1,895,613

-

-

-

-

1,895,613

- 1,895,613

Deposits from customers

37,265

-

-

-

-

37,265

-37,265

Derivative liabilities

138,189

-

-

-

-

138,189

-138,189

Other current financial

liabilities

196,675

-

-

-

-

196,675(124,847)71,828

Due to related parties

-

15,480

-

-

-

15,480

-15,480

Obligation under financial

lease

-

180,602

180,602

180,602

696,670

1,238,476

(468,395)770,081

Other non-current

financial liabilities

-

84,186

34,631

-

-

118,817

(11, 384)107,433

Loans payable

3,732,456

2,774,662

2,245,335

706,241

1,396,047

10,854,741

(1,128,425)9,726,316

Bonds payable

1,167,023

2,384,195

3,260,902

1,040,592

11,263,104

19,115,816

(6,935,474)12,180,342

Total

12,541,233

5,439,125

5,721,470

1,927,435

13,355,821

38,985,084

(8,748,361)30,236,723

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

b.

Capital Management

The Group aim to achieve an optimal capital structure in pursuit of its business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Group’s debt instruments contain covenants that impose maximum leverage ratios. In addition, the Group’s credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Group has complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Group’s objective is to maintain its debt-to-equity ratio at a maximum of 2.50 as of             March 31, 2013.

As of March 31, 2013, the Group’s debt-to-equity ratio accounts are as follows:

Loans and

Guaranteed

Bonds Payables

Notes Due 2020

Short-term loan - gross

200,000

200,000

Loans and bonds payable - including current

maturities - gross

21,477,241

21,477,241

Obligation under finance lease - including

current portion

-

3,364,442

Total debts

21,677,241

25,041,683

Total equity

19,439,256

19,439,256

Debt-to-equity ratio

1.12

1.29

c.

Collateral

Except as discussed in Notes 8 and 19 to the interim consolidated financial statements, there are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of March 31, 2013.

38.

EVENTS AFTER REPORTING PERIOD

a.

On April 4, 2013, the Company signed 2002 ISDA Master Agreement for derivatives with Citibank N.A., Jakarta Branch.

b.

On April 5, 2013, the Company drew an amount of Rp500,000 from its Revolving Time Loan facility with BCA and Rp250,000 each from the loan facilities with Mandiri and BSMI.

c.

On April 8, 2013, the Company fully repaid IDR Bond VI Year 2008 Seri A including Sukuk Ijarah III Year 2008 amounting to Rp1,330,000.

d.

On April 9, 10 and 25, 2013, the Company entered into 3 currency forward contracts with Merrill Lynch International with notional amounts of US$12,000, US$14,500 and US$12,000, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

EVENTS AFTER REPORTING PERIOD (continued)

e.

On April 22, 2013, the Company made public release on the Company's plan of delisting from New York Stock Exchange (NYSE). Such delisting has obtained approval from the Board of Commissioners and Directors on April 18 and 17, 2013, respectively. On May 6, 2013, the Company filed a Form 25 with the U.S. SEC and expects the delisting to take effect on or about May 16, 2013. Following the delisting, investors are still able to buy and sell shares through the Indonesian Stock Exchange. The ADR programme will be terminated in accordance with its terms.

f.

On April 22, 2013, the Company received the first installment from Link Net amounting to US$7,000 for the purchase of the Company’s one pair fiber optic of JAKABARE’s submarine cable (Note 8).

g.

On April 26, 2013, the Company entered into a currency forward contract with DBS with a notional amount of US$25,000.

h.

On May 1, 2013, the panel of judges of the Jakarta Administrative Court (PTUN Jakarta) delivered a favorable verdict in support of the Company and IMM's claim. The Court found that (i) the decision and audit results of the Finance and Development Supervisory Agency (LHPKKN BPKP) to be legally flawed, and ordered for their revocation; and (ii) keeps its initial decision to suspend the implementation of BPKP's decision until this verdict has a final and fixed legal forced ("inkracht verklaard"). This verdict negates the losses to the State argument and should benefit in the defense of our ongoing case at the Corruption Court.

i.

As of May 8, 2013, the Corruption Court has examined 24 witnesses, including expert witnesses, 22 of whom have testified that the cooperation agreement between IMM and the Company does not breach the prevailing laws and regulations, and there was no sharing of the 2.1GHz frequency band as alleged, with only two expert witnesses having different opinion.

j.

As of May 6, 2013, after going through several changes in its ownership in the Company, SKAGEN Funds owns 5.41% ownership in the Company as stated in its letter dated on the same date which was sent to the BAPEPAM (Note 22).

k.

As of May 8, 2013, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,734 to US$1 (in full amounts), while as of March 31, 2013, the prevailing exchange rate was Rp9,719 to US$1 (in full amounts). Using the exchange rate as of May 8, 2013, the Group suffered from exchange loss amounting to approximately Rp18,847 (excluding the effect of revaluing derivative contracts on            May 8, 2013) on the foreign currency liabilities, net of foreign currency assets, as of March 31, 2013 (Note 37).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of March 31, 2013 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
March 31, 2013 as disclosed in Note 32a are approximately Rp1,794,794 if translated at the prevailing exchange rate as of May 8, 2013.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013 and for the Three-month Period then Ended

With Comparative Figures for the Three-month Period Ended March 31, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

39.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the interim consolidated statement of comprehensive income for the three-month period ended March 31, 2012 which were reclassified in accordance with the BAPEPAM-LK Regulation No VIII.G.7:

Previously Reported	Reclassified	Amount	Reason
Other income (expenses) - Gain on foreign exchange - net	Expenses - Loss on foreign exchange - net	2,156	Reclassification to conform with the 2013 presentation
Other income (expenses) - Others - net	Expenses - Others - net	15,588*	Reclassification to conform with the 2013 presentation

* before the restatement impact (see Note 2u)

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